UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2021

PACIRA BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35060	51-0619477
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

5401 West Kennedy Boulevard, Suite 890

Tampa, Florida 33609

(Address of principal executive offices) (Zip Code)

(813) 553-6680

Registrant’s telephone number, including area code

5 Sylvan Way, Suite 300

Parsippany, New Jersey 07054

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PCRX	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On October 11, 2021, Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira (“Purchaser”), and Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, as promptly as practicable (but in no event more than 10 business days after the date of the Merger Agreement), Purchaser will commence a cash tender offer (the “Offer”), to acquire all of the outstanding shares of common stock of Flexion, $0.001 par value per share (the “Shares”), at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest (the “Cash Amount”), plus (ii) one contingent value right per Share (the “CVR”, and together with the Cash Amount, the “Offer Price”), which will represent the right to receive one or more contingent payments up to $8.00 in the aggregate (the “Milestone Payments”) upon the achievement of specified milestones pursuant to the terms of the Contingent Value Right Agreement in the form attached as Exhibit C to the Merger Agreement (the “CVR Agreement”) as further described below under the heading—CVR Agreement.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the conditions set forth in the Merger Agreement, including, but not limited to, that the (i) number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not been “received”, as defined by Section 251(h)(6)(f) of the Delaware General Corporation Law (the “DGCL”)), when considered together with all other Shares owned by Purchaser and its affiliates, would represent at least one Share more than 50% of the total number of Shares at the time of the expiration of the Offer and (ii) waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder having expired or been terminated.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Flexion, with Flexion surviving as a wholly owned subsidiary of Pacira (the “Merger”). Purchaser will effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), the Shares then outstanding (other than Shares held (i) by Flexion or its subsidiaries (including Shares held in Flexion’s treasury), (ii) by Pacira, Purchaser, any other direct or indirect wholly owned subsidiary of Pacira, or (iii) by stockholders of Flexion who have properly exercised and perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price.

The Merger Agreement provides that each option to purchase shares of common stock of Flexion (a “Flexion Option”) that is outstanding as of immediately prior to the Effective Time shall automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time:

(i)	Each Flexion Option with an exercise price less than the Cash Amount (an “In-the-Money Option”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive (a) cash in an amount equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price payable per Share under such In-the-Money Option, and (b) one CVR for each Share subject to such In-the-Money Option, net of applicable withholding taxes.

(ii)	Each Flexion Option with an exercise price equal to, or greater than, $8.50 and less than the closing price per Share on the Nasdaq Global Market on the trading day immediately prior to the Effective Time (the “Option Reference Price”) (an “Out-of-the-Money Option”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive from time to time upon the occurrence of any Milestone Payment Date (as defined in the CVR Agreement), a cash payment, if any, equal to (A) the product of (1) the total number of Shares subject to such Out-of-the-Money Option multiplied by (2) the amount, if any, by which (x) the Cash Amount plus the applicable Milestone Payment plus any Milestone Payments previously earned exceeds (y) the exercise price payable per Share under such Out-of-the-Money Option minus (B) the gross amount previously paid with respect to such Out-of-the-Money Option, net of applicable withholding taxes.

(iii)	Each Flexion Option (including any Out-of-the-Money Option) with an exercise price equal to, or greater than, the Option Reference Price that is then outstanding and unexercised shall be cancelled at the Effective Time without any consideration payable in respect of such cancelled Flexion Option.

The Merger Agreement also provides that each restricted stock unit award issued by Flexion (a “Flexion RSU”) that is outstanding as of immediately prior to the Effective Time shall automatically accelerate and become fully vested immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Flexion RSU that is then outstanding shall be cancelled and converted into the right to receive (a) cash in an amount equal to the product of (x) the total number of Shares issuable in settlement of such Flexion RSU multiplied by (y) the Cash Amount, and (b) one CVR for each Share issuable in settlement of such Flexion RSU.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Flexion has agreed, subject to certain exceptions, to conduct in all material respects its business and operations in the ordinary course and has agreed to certain other customary operating covenants, as set forth more fully in the Merger Agreement. Flexion has also agreed not to (i) directly or indirectly solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with, or for the purpose of knowingly encouraging, or facilitating, an Acquisition Proposal, or (iii) adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. Notwithstanding these restrictions, Flexion may under certain circumstances provide, pursuant to an acceptable confidentiality agreement, information to and engage in or otherwise participate in discussions or negotiations with third parties with respect to an unsolicited, bona fide written Acquisition Proposal that the board of directors of Flexion (the “Flexion Board”) has determined in good faith, after consultation with its financial advisors and outside legal counsel, could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement).

The Merger Agreement also includes customary termination provisions for both Flexion and Pacira and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Flexion to accept and enter into a definitive agreement with respect to a Superior Offer, Flexion will be required to pay Pacira a termination fee of an amount in cash equal to $18.0 million (the “Termination Fee”). Any such termination of the Merger Agreement by Flexion in connection with a Superior Offer is subject to certain conditions, including Flexion’s compliance with certain procedures set forth in the Merger Agreement, a determination by the Flexion Board that the failure to take such action would be inconsistent with the Flexion Board’s fiduciary duties to Flexion’s stockholders under applicable law and the payment of the Termination Fee by Flexion.

The Flexion Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby and by the CVR Agreement and the Support Agreements (as defined below), including the Offer and the Merger (together, the “Transactions”), are fair to, and in the best interest of, Flexion and its stockholders, (ii) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated by reference herein. The Merger Agreement and the foregoing description of such agreement have been included to provide investors and stockholders with information regarding the terms of such agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Flexion to Pacira and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Flexion, Pacira or Purchaser, as applicable, at the time they were made and investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Flexion or Pacira and/or Purchaser, as applicable, in their respective public reports filed with the Securities and Exchange Commission (the “SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Flexion’s or Pacira’s public disclosures, as applicable.

CVR Agreement

Pursuant to the Merger Agreement, at or prior to the Effective Time, Pacira and a rights agent to be designated by Pacira that is reasonably acceptable to Flexion (the “Rights Agent”) will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer. The Rights Agent will maintain an up-to-date register of the holders of CVRs (the “Holders”). Holders shall not be permitted to transfer CVRs (subject to certain limited exceptions).

Each CVR represents the right to receive the following Milestone Payments, if any, without interest thereon and less any applicable withholding taxes, with each Milestone Payment conditioned upon the achievement of the applicable milestone on or before December 31, 2030 as follows (each, a “Milestone”):

(i)	$1.00 per CVR, the first time that net sales of ZILRETTA® (triamcinolone acetonide extended-release injectable suspension) in any calendar year equal or exceed $250.0 million.

(ii)	$2.00 per CVR, the first time that net sales of ZILRETTA in any calendar year equal or exceed $375.0 million.

(iii)	$3.00 per CVR, the first time that net sales of ZILRETTA in any calendar year equal or exceed $500.0 million.

(iv)	$1.00 per CVR upon approval by the U.S. Food and Drug Administration (the “FDA”) of a biologics license application (BLA) for FX-201, Flexion’s clinical stage gene therapy product candidate.

(v)	$1.00 per CVR upon approval by the FDA of a new drug application (NDA) for FX-301, Flexion’s investigational product candidate.

Pacira is obligated to use commercially reasonable efforts to achieve the foregoing Milestones. However, there can be no assurance that any of the Milestones will be achieved and that any of the resulting Milestone Payments will be required of Pacira.

The foregoing description of the CVR Agreement is not complete and is qualified in its entirety by reference to the CVR Agreement, a copy of which is included as Exhibit C to the Merger Agreement filed as Exhibit 2.1 to this report and incorporated by reference herein.

Tender and Support Agreements

On October 11, 2021, in connection with the execution of the Merger Agreement, Flexion’s directors and executive officers or their affiliates (together, the “Supporting Stockholders”), entered into Tender and Support Agreements with Pacira and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, their Shares in the Offer, vote their Shares in favor of the Merger, as applicable, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. As of October 11, 2021, the Supporting Stockholders beneficially owned an aggregate of approximately 4.4% of the outstanding Shares. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Support Agreements is not complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached as Exhibit 10.1 to this report and incorporated by reference herein.

Item 2.02	Results of Operations and Financial Condition.

In the Press Release (as defined below), Pacira announced its preliminary unaudited revenue for the month and quarter ended September 30, 2021. The information in this Item 2.02 and the portion of Exhibit 99.1 attached hereto regarding Pacira’s preliminary unaudited revenue for the month and quarter ended September 30, 2021 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 7.01	Regulation FD Disclosure.

On October 11, 2021, Pacira and Flexion issued a joint press release announcing the execution of the Merger Agreement (the “Press Release”). Also, on October 11, 2021, Pacira held a conference call to discuss, among other things, the announcement of the execution of the Merger Agreement and the Transactions as well as an investor presentation regarding the same (the “Investor Presentation”). In addition, on October 11, 2021, Pacira sent an email to its partners regarding, among other things, the announcement of the execution of the Merger Agreement and the Transactions (the “Partner Email”). A copy of the Press Release, the Investor Presentation, a transcript of the conference call and the Partner Email are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Current Report on Form 8-K.

Forward-Looking Statements

Any statements in this communication about Pacira’s or Flexion’s future expectations, plans, trends, outlook, projections and prospects, and other statements containing the words “believes,” “anticipates,” “plans,” “estimates,” “expects,” “intends,” “may,” “will,” “would,” “could,” “can” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion and the timing and benefits thereof, Pacira’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks relating to, among others: risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the Milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the possibility that if Pacira does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Pacira’s shares could decline; the impact of the worldwide COVID-19 (Coronavirus) pandemic and related global economic conditions on Pacira’s and/or Flexion’s business and results of operations; the success of Pacira’s sales and manufacturing efforts in support of the commercialization of EXPAREL and iovera°; the rate and degree of market acceptance of EXPAREL and iovera°; the size and growth of the potential markets for EXPAREL and iovera° and Pacira’s ability to serve those markets; Pacira’s plans to expand the use of EXPAREL and iovera° to additional indications and opportunities, and the timing and success of any related clinical trials for EXPAREL and iovera°; the ability to successfully integrate any future acquisitions into Pacira’s existing business, including Flexion; and the recoverability of Pacira’s deferred tax assets and other factors discussed in the “Risk Factors” of each of Pacira’s and Flexion’s most recent Annual Report on Form 10-K and in other filings that Pacira and Flexion periodically make with the SEC. In addition, the forward-looking statements included in this communication represent Pacira’s and/or Flexion’s views, as applicable, as of the date of this communication. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements, and as such each of Pacira and Flexion anticipates that subsequent events and developments will cause its respective views to change. However, while Pacira or Flexion may elect to update these forward-looking statements at some point in the future, each of Pacira or Flexion specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing either Pacira’s or Flexion’s views as of any date subsequent to the date of this communication.

Additional Information about the Transaction and Where to Find It

The Offer described in this communication has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Pacira and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Flexion. The Offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

2.1*	Agreement and Plan of Merger, dated as of October 11, 2021, by and among Flexion Therapeutics, Inc., Pacira BioSciences, Inc. and Oyster Acquisition Company Inc.
10.1	Form of Tender and Support Agreement, dated as of October 11, 2021.
99.1	Joint Press Release of Pacira BioSciences, Inc. and Flexion Therapeutics, Inc., dated as of October 11, 2021.
99.2	Investor Presentation of Pacira BioSciences, Inc., dated as of October 11, 2021.
99.3	Transcript of Conference Call of Pacira BioSciences, Inc., held on October 11, 2021.
99.4	Email to Partners, first sent on October 11, 2021.

*	Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Pacira agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request; provided that Pacira may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIRA BIOSCIENCES, INC.

Date: October 12, 2021	By:	/s/ Kristen Williams
Kristen Williams
Chief Administrative Officer and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

FLEXION THERAPEUTICS, INC.,

PACIRA BIOSCIENCES, INC.,

and

OYSTER ACQUISITION COMPANY INC.

Dated as of October 11, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibits

Exhibit A	Surviving Corporation Certificate of Incorporation
Exhibit B	Surviving Corporation Bylaws
Exhibit C	Form of Contingent Value Right Agreement
Exhibit D	Form of Waiver and Acknowledgment

Annexes

Annex I	Conditions to the Offer

-iv-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 11, 2021 (the “Agreement Date”), by and among Pacira BioSciences, Inc., a Delaware corporation (“Parent”), Oyster Acquisition Company Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Purchaser”), and Flexion Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 1.

Recitals

WHEREAS, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for (i) $8.50 per Share (such amount, or any higher amount per Share paid pursuant to the Offer, being the “Base Consideration”), in cash, net of applicable withholding Taxes and without interest and (ii) one Contingent Value Right pursuant to the Contingent Value Right Agreement and this Agreement, to receive one or more contingent payments upon the achievement of certain milestones as set forth in the Contingent Value Right Agreement (the “CVR Consideration” and, together with the Base Consideration, the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, (i) each issued and outstanding Share (other than the Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, upon the terms and conditions set forth in this Agreement and in accordance with the DGCL and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

WHEREAS, the board of directors of Purchaser has determined that this Agreement is advisable and the board of directors of each of Parent and Purchaser have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Offer and the Merger.

WHEREAS, each of Parent, Purchaser and the Company hereby acknowledges and agrees that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

WHEREAS, as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the Company’s stockholders who are directors and executive officers of the Company or their affiliates are entering into tender and support agreements with Parent and Purchaser (each a, “Support Agreement”) pursuant to which, among other things, such stockholders have agreed to tender Shares to Purchaser in the Offer.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

Article 1

DEFINITIONS

Section 1.1      Definitions. For purposes of this Agreement (including this Article 1):

“2021 Bonus Payment” is defined in Section 7.3(c) of this Agreement.

“Acceptable Confidentiality Agreement” means any agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (b), (i) the provisions contained therein are no less favorable in the aggregate to the Company than the terms of the Non-Disclosure Agreement (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal) and (ii) such agreement does not contain any provision that prohibits the Company from satisfying its obligations hereunder.

“Acquired Companies” means the Company and each of its direct and indirectly wholly owned Subsidiaries, collectively.

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of the Company equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares, (c) acquisition or exclusive license of all or substantially all of the rights to any product or product candidate of the Acquired Companies, (d) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or (e) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, in each case other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” is defined in the Preamble to this Agreement.

“Agreement Date” is defined in the Preamble to this Agreement.

“Anti-Corruption Laws” mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect.

“Antitrust Laws” mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Available Financing” is defined in Section 6.5 of this Agreement.

“Balance Sheet” is defined in Section 4.21 of this Agreement.

“Base Consideration” is defined in the Recitals of this Agreement.

“Book-Entry Shares” mean non-certificated Shares represented by book-entry.

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Laws to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as may be amended from time to time, and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-22), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notices 2020-65 or 2021-11, and the Consolidated Appropriations Act, 2021) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Body).

“Certificated Shares” mean Shares evidenced by Certificates.

“Certificates” is defined in Section 3.6(b) of this Agreement.

“Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company that was neither known to the Company Board nor reasonably foreseeable as of the Agreement Date and does not relate to (a) any Acquisition Proposal or (b) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates.

“Closing” is defined in Section 3.3(a) of this Agreement.

“Closing Date” is defined in Section 3.3(a) of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble to this Agreement.

“Company 401(k) Plan” is defined in Section 6.4 of this Agreement.

“Company Adverse Change Recommendation” is defined in Section 7.1(a) of this Agreement.

“Company Associate” means each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any Acquired Company.

“Company Board” is defined in the Recitals of this Agreement.

“Company Board Recommendation” is defined in the Recitals of this Agreement.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract to which an Acquired Company is a party or by which any Acquired Company or any of their assets is legally bound.

“Company Convertible Notes” means the 3.375% Convertible Senior Notes due 2024 issued under the Indenture.

“Company Disclosure Documents” is defined in Section 4.6(e) of this Agreement.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the Agreement Date.

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any Acquired Company and (b) any Company Associate.

“Company Equity Plan” means the Company’s 2013 Equity Incentive Plan, as amended.

“Company ESPP” means the Company’s 2013 Employee Stock Purchase Plan, as amended.

“Company IP” means all Intellectual Property Rights that are used, held for use, owned or purported to be owned by any Acquired Company.

“Company Lease” means any Company Contract pursuant to which any Acquired Company leases or subleases Leased Real Property from another Person.

“Company Loan Agreement” means that certain Amended and Restated Credit and Security Agreement, dated August 2, 2019, by and among the Company, Silicon Valley Bank as agent, MidCap Financial Trust, MidCap Funding IV Trust, MidCap Funding XIII Trust, and the other lenders from time to time party thereto, as amended on May 18, 2020 and July 30, 2021.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plan or the Company Prior Plan.

“Company Prior Plan” means the Company’s 2009 Equity Incentive Plan, as amended.

“Company Related Parties” is defined in Section 9.3(c) of this Agreement.

“Company RSU” means a restricted stock unit award granted pursuant to the Company Equity Plan or the Company Prior Plan (including, for the avoidance of doubt, any such performance-based restricted stock unit award).

“Company SEC Documents” is defined in Section 4.6(a) of this Agreement.

“Company Stock Awards” means all Company Options and all Company RSUs.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contingent Value Right” means one contingent value right per each Share and each Share subject to an applicable Company Option or Company RSU, which shall represent the right to receive one or more Milestone Payments (as such term is used in the Contingent Value Right Agreement) pursuant to the Contingent Value Right Agreement and this Agreement.

“Contingent Value Right Agreement” means that certain contingent value right agreement in substantially the form attached hereto as Exhibit C, to be executed and delivered by Parent and the Rights Agent at or prior to the earlier to occur of the Offer Acceptance Time and the Effective Time.

“Continuing Employee” is defined in Section 7.3 of this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

“COVID-19” means the coronavirus pandemic known as COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut-down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case, in connection with or in response to COVID-19.

“CVR Consideration” is defined in the Recitals of this Agreement.

“Debt Commitment Letter” means any executed senior secured loan facility commitment letter and the related fee letter between the Purchaser and JPMorgan Chase Bank, N.A. or such other lender approved by Purchaser to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (the “Debt Financing”).

“Debt Financing Sources” means the lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing, together with their respective Affiliates and Representatives and their successors and assigns, including any successors or assigns via joinder agreements, indentures or credit agreements relating thereto.

“Determination Notice” is defined in Section 7.1(b)(i) of this Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 3.7 of this Agreement.

“DOJ” means the U.S. Department of Justice.

“DTC” is defined in Section 3.6(h) of this Agreement.

“Effect” means any change, effect, circumstance, fact, event or occurrence.

“Effective Time” is defined in Section 3.3(b) of this Agreement.

“Employee Plan” means any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, phantom stock, stock appreciation right, employment, consulting, independent contractor, severance pay, termination pay, change of control, death or disability benefits, hospitalization, medical, life or other insurance, cafeteria, flexible benefits, supplemental unemployment benefits, profit-sharing, pension, retirement plan, or other compensation or benefit plan, policy, program, practice, agreement or arrangement of any kind (including each “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) (i) that is sponsored, maintained, contributed to or required to be contributed to by any Acquired Company (or to which any Acquired Company is a party) for the benefit of any current or former Company Associate (or the spouse, domestic partner, dependent or beneficiary of any such individual) or (ii) with respect to which any Acquired Company has or could reasonably be expected to have any liability (including contingent liability) but excluding regular wages and salary.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” is defined in Section 9.1(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means the Shares to be canceled pursuant to and in accordance with Section 3.5(a)(i) and Section 3.5(a)(ii) of this Agreement.

“Expiration Date” is defined in Section 2.1(c) of this Agreement.

“Extension Deadline” is defined in Section 2.1(c) of this Agreement.

“FDA” means the U.S. Food and Drug Administration.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” is defined in Section 4.6(b) of this Agreement.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Hazardous Materials” mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, per and polyfluoroalkyl substances, petroleum or petroleum-derived substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-the-Money Option” is defined in Section 3.8(a) of this Agreement.

“In-the-Money Option Consideration” is defined in Section 3.8(a) of this Agreement.

“Inbound License” is defined in Section 4.8(d) of this Agreement.

“Incremental Extended End Date” is defined in Section 9.1(b)(i) of this Agreement.

“Indebtedness” means (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than another Acquired Company, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than undrawn letters of credit used as security for leases), bank guarantees, surety bonds and similar instruments, (d) all obligations in respect of leases required to be capitalized under GAAP, (e) any securitization transaction, (f) obligations under any interest rate, swap, currency swap, interest rate contract or similar arrangements, or (g) any guaranty of any such obligations described in clauses (a) through (f) of any Person other than another Acquired Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

“Indemnified Persons” is defined in Section 7.4(a) of this Agreement.

“Indemnifying Parties” is defined in Section 7.4(b) of this Agreement.

“Indenture” means the Indenture dated May 2, 2017, by and between the Company and Wells Fargo Bank, National Association, as trustee with respect to the Company Convertible Notes, as amended, restated, supplemented or otherwise modified from time to time.

“Initial End Date” is defined in Section 9.1(b) of this Agreement.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, substitutions, reexaminations, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, all rights (whether in law, in equity by contract or otherwise) to use or otherwise exploit any of the foregoing and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” with respect to an Entity means with respect to any matter in question the actual knowledge of such Entity’s executive officers after reasonable inquiry of their direct reports. With respect to matters involving Intellectual Property Rights, Knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Registered IP clearance searches.

“Law” means any federal, state, local, municipal, foreign or other law (including common law), statute, constitution, principle of common law, resolution, order, ordinance, code, edict, judgment, decree, rule, regulation, ruling or requirement issued, pronounced, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” is defined in Section 4.20(b) of this Agreement.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Material Adverse Effect” means any Effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company; provided, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

(i)            any Effect generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industries in which the Company operates;

(ii)            any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;

(iii)            any Effect arising out of or otherwise relating to any change (or proposed change) in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP);

(iv)            any Effect arising out of or otherwise relating to any act of terrorism, cyberterrorism (whether or not or sponsored by a Governmental Body), outbreak of hostilities, acts of war, trade war, national or international calamity or any other similar event (or the escalation of any of the foregoing);

(v)            any acts of god, natural disasters, force majeure events, weather or environmental events, health emergencies, pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto, including any COVID-19 Measures;

(vi)            any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings;

(vii)            the failure of the Company to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of the Company;

(viii)            any Effect or other matter resulting from the negotiation, execution, announcement, pendency or performance of this Agreement and the Transactions, including any Effect related to the identity of Parent, Purchaser or any of their Affiliates or Representatives, or facts and circumstances relating thereto, any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company with any of its current or prospective suppliers, customers, wholesalers, service providers, distributors, licensors, licensees, regulators, employees, creditors, stockholders or other third parties (other than for purposes of any representation or warranty contained in Section 4.5 but subject to disclosures in Section 4.5 of the Company Disclosure Schedule);

(ix)            any Effect arising out of or otherwise directly relating to any action taken by the Company at the written direction or approval of Parent, Purchaser or any of their Affiliates or Representatives, or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited from taking by the terms of this Agreement (including due to Parent not granting a consent requested by the Company pursuant to this Agreement);

(x)            any Effect arising out of or relating to Parent’s or Purchaser’s breach of this Agreement; and

(xi)            any actions taken by Parent, Purchaser or any of their Affiliates or Representatives;

provided, however, that in the cases of clauses (i) through (iv) (other than COVID-19 Measures), such exclusion shall only be applicable to the extent such matter does not have a materially disproportionate Effect on the Company relative to other companies in the industries in which the Company operates that are of a similar size to the Company, in which case such Effect shall be taken into account only to the extent of such materially disproportionate Effect on the Company; provided, further, that in the cases of clauses (vi) and (vii), the underlying causes of any such Effect, to the extent they first arose after the date hereof, may be considered in determining whether a Material Adverse Effect occurred to the extent not otherwise excluded by another exception in this definition.

“Material Contract” is defined in Section 4.10(a) of this Agreement.

“Merger” is defined in the Recitals of this Agreement.

“Merger Consideration” is defined in Section 3.5(a)(iii) of this Agreement.

“Milestone Payment Date” is defined in Section 2.4 of the Contingent Value Right Agreement.

“Minimum Condition” is defined in Annex I to this Agreement.

“Nasdaq” means the Nasdaq Global Market.

“Non-Disclosure Agreement” is defined in Section 6.1 of this Agreement.

“Offer” is defined in the Recitals of this Agreement.

“Offer Acceptance Time” is defined in Section 7.1(b) of this Agreement.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 2.1(b) of this Agreement.

“Offer Documents” is defined in Section 2.1(e) of this Agreement.

“Offer Price” is defined in the Recitals of this Agreement.

“Offer to Purchase” is defined in Section 2.1(b) of this Agreement.

“Offering Documentation” is defined in Section 6.5 of this Agreement.

“Option Reference Price” means the closing price per Share on the Nasdaq Global Market (or the principal market on which the Shares are then traded or quoted) on the trading day immediately prior to the Closing Date.

“Order” means, with respect to any Person, any order, judgment, decision, decree, corporate integrity agreement, deferred prosecution agreement, settlement agreement, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Body of competent jurisdiction that is binding on or applicable to such Person or its property.

“Out-of-the-Money Option” is defined in Section 3.8(d) of this Agreement.

“Outbound License” is defined in Section 4.8(d) of this Agreement.

“Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by or exclusively licensed to any Acquired Company.

“Parent” is defined in the Preamble to this Agreement.

“Parent Material Adverse Effect” means any Effect that would, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

“Parent Plan” is defined in Section 7.3(b)(i) of this Agreement.

“Parent Related Parties” is defined in Section 9.3(b) of this Agreement.

“Parties” mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 3.6(a) of this Agreement.

“Payment Fund” is defined in Section 3.6(a) of this Agreement.

“Payoff Amount” is defined in Section 7.14 of this Agreement.

“Per CVR Milestone Payment” means the Milestone 1 Amount, the Milestone 2 Amount, the Milestone 3 Amount, the Milestone 4 Amount or the Milestone 5 Amount, as applicable, as such terms are defined in the Contingent Value Right Agreement.

“Permitted Encumbrance” means (a) any Encumbrance for Taxes that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) any Encumbrance representing the rights of customers, suppliers, service providers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or that arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any nonexclusive license of Intellectual Property Rights granted in the ordinary course of business, (d) any Encumbrances for which appropriate reserves have been established in the consolidated financial statements of the Company, (e) any Inbound License and any Outbound License and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and that, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means information Processed by an Acquired Company (or by any Person on behalf of an Acquired Company) that constitutes “personal data”, “personal information” or similar term as defined by applicable Law.

“Post-Closing Period” is defined in Section 7.3(a) of this Agreement.

“Pre-Closing Period” is defined in Section 6.1 of this Agreement.

“Processed” or “Processing” means any operation performed on information, including the collection, creation, receipt, access, use, handling, compilation, processing, analysis, monitoring, maintenance, storage, purchase, sale, transmission (including cross-border), transfer, protection, disclosure, deletion, destruction, or disposal of information.

“Purchaser” is defined in the Preamble to this Agreement.

“Reference Date” means October 7, 2021.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names and all applications for any of the foregoing.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” means, with respect to an Entity, its directors, officers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Rights Agent” is defined in Section 3.6(a) of this Agreement.

“RSU Consideration” is defined in Section 3.8(c) of this Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 2.2(a) of this Agreement.

“Schedule TO” is defined in Section 2.1(e) of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Severance Plan” means the Company’s Change in Control Severance Benefit Plan.

“Shares” is defined in the Recitals of this Agreement.

“Specified Agreement” is defined in Section 9.1(d)(i) of this Agreement.

“Subsidiary” means, with respect to any Person, any Entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or equivalent governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” means a bona fide written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and would be more favorable, from a financial point of view, to the stockholders of the Company (in their capacity as such) than the Transactions (taking into account any legal, regulatory, timing, financing and other aspects of such Acquisition Proposal and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination); provided, that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

“Support Agreement” is defined in the Recital of this Agreement.

“Surviving Corporation” is defined in the Recitals of this Agreement.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws.

“Tax” means any tax of any kind whatsoever (including any U.S. federal, state, local or non-U.S. income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, alternative or add-on minimum tax, profits tax, lease tax, license tax, employment tax, severance tax, occupation tax, premium tax, disability tax, registration tax, environmental tax or any custom, duty or other tax, assessment, charge, duty, fee, levy or similar charges in the nature of a tax imposed by a Governmental Body), whether disputed or not, and including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax, and any amendments thereto.

“Termination Condition” is defined in Annex I to this Agreement.

“Termination Fee” is defined in Section 9.3(b) of this Agreement.

“Transactions” mean (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, the Contingent Value Right Agreement, and the Support Agreements, including the Offer and the Merger.

“Transfer Taxes” is defined in Section 10.10 of this Agreement.

“Trigger Event” is defined in Section 9.1(c) of this Agreement.

“Willful Breach” means a deliberate act or a deliberate failure to act (including a failure to cure) by the Company, Parent or Purchaser, as the case may be, which act or failure to act constitutes in and of itself a material breach of any agreement or covenant in this Agreement, regardless of whether breaching this Agreement was the object of the act or failure to act (it being agreed by the Parties that Purchaser’s failure to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement shall be deemed to be a “Willful Breach”).

Article 2

THE OFFER

Section 2.1      The Offer.

(a)            Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 9, as promptly as practicable after the Agreement Date (but in no event more than ten (10) Business Days after the Agreement Date), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)            Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) amend, modify, change or waive the Minimum Condition, the Termination Condition or the condition set forth in clause (g) of Annex I, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except in accordance with Section 2.1(c) or Section 2.1(d) or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c)            Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one (1) minute following 11:59 p.m., Eastern Time, on the date that is the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Article 9: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer from time to time for (A) any period required by any Law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions for an additional period specified by the Company of up to ten (10) Business Days per extension, to permit such Offer Condition or Offer Conditions to be satisfied; provided, however, that in no event shall Purchaser (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”): (x) the valid termination of this Agreement in compliance with Article 9 and (y) the first (1st) Business Day immediately following the End Date or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser agrees that it shall not, and Parent shall not permit or authorize Purchaser to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated in accordance with Article 9.

(d)            Termination of Offer. In the event that this Agreement is terminated pursuant to Section 9.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall (and Parent shall cause Purchaser to) promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

(e)            Offer Documents. As promptly as practicable on the date of commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule TO”) that will contain as an exhibit or incorporate by reference the Offer to Purchase, the form of the related letter of transmittal and other customary ancillary documents in each case related to the Offer and (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Shares. Each of Parent and Purchaser agrees to cause the Schedule TO and all exhibits (including the Offer to Purchase), amendments or supplements thereto (collectively, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 2.1(e) so as to enable each of Parent and Purchaser to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with prompt notice of any comments (whether written or oral) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents (which notice shall include a copy of any written comments) and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including the opportunity to participate in any discussions with the SEC or its staff concerning such comments. Each of Parent, Purchaser and the Company shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f)            Acceptance; Payment Funds. On the terms specified herein and subject only to the satisfaction or waiver (to the extent waivable by Parent or Purchaser) of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Without limiting the generality of Section 10.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g)            Adjustments. If, between the Agreement Date and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; it being understood that, for the avoidance of doubt, nothing in this Section 2.1(g) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 2.2      Company Actions.

(a)            Schedule 14D-9. As promptly as practicable after the Purchaser commences (within the meaning of Rule 14d-2 under the Exchange Act) the Offer and Parent causes the Schedule TO to be filed with the SEC, the Company shall file with the SEC and disseminate to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 7.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 2.2(a) so as to enable the Company to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with prompt notice of any comments (whether written or oral) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 (which notice shall include a copy of any written comments) and the Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including the opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. Notwithstanding anything to the contrary herein, the obligations of the Company in this Section 2.2(a) shall not apply if the Company Board effects a Company Adverse Change Recommendation or has formally determined to do so.

(b)            Stockholder Lists. The Company shall promptly furnish Parent with, or shall cause to be promptly furnished to Parent, a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger. Parent and Purchaser and their Representatives shall hold in confidence the information contained in any such labels, lists and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver, and shall use their reasonable best efforts to cause their Representatives to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed. Notwithstanding anything to the contrary herein, the obligations of the Company in this Section 2.2(b) shall not apply if the Company Board effects a Company Adverse Change Recommendation or has formally determined to do so.

Article 3

MERGER TRANSACTION

Section 3.1      Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease and the Company will continue as the Surviving Corporation.

Section 3.2      Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.3      Closing; Effective Time.

(a)            Unless this Agreement shall have been terminated pursuant to Article 9, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely by electronic exchange of documents, as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if, subject to Section 2.1(b), the condition set forth in Section 8.1 shall not be satisfied or waived by such date, in which case on no later than the first (1st) Business Day on which the condition set forth in Section 8.1 is satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b)            Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 3.4      Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)            the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit A;

(b)            the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(c)            the directors of the Surviving Corporation shall be the respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; and

(d)            the officers of the Surviving Corporation shall be the respective individuals who served as the officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 3.5      Conversion of Shares.

(a)            At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any other stockholder of the Company:

(i)            any Shares held immediately prior to the Effective Time by any Acquired Company (including Shares held in the Company’s treasury) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)            any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)            except for (A) the Excluded Shares and (B) Dissenting Shares, each Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Laws in accordance with Section 3.6(e); and

(iv)            each share of the common stock, $0.001 par value per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation.

(b)            If, between the Agreement Date and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

Section 3.6      Surrender of Certificates; Stock Transfer Books.

(a)            Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as an agent (the “Paying Agent”) for the holders of Shares to receive the consideration to which such holders shall become entitled pursuant to Section 2.1(b) and Section 3.5(a)(iii) and to act as rights agent (in such capacity, the “Rights Agent”) under the Contingent Value Right Agreement. At or prior to the earlier to occur of the Offer Acceptance Time and the Effective Time, Parent and the Rights Agent shall enter into the Contingent Value Right Agreement. The Paying Agent Agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. Immediately prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.1(b) and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 3.5 (such deposits with the Paying Agent, collectively, the “Payment Fund”); provided, that Parent shall not be required to deposit the funds related to the Contingent Value Rights with the Rights Agent unless and until such deposit is required pursuant to the terms of the Contingent Value Right Agreement. The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger; provided, however, the Payment Fund may be invested by the Paying Agent as directed by the Surviving Corporation; provided, further, that such investments shall be (1) in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (2) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (3) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, (i) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article 3 and (ii) no such investment will have maturities that could prevent or materially delay payments to be made pursuant to this Agreement.

(b)            Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.5(a)(iii), (1) in the case of holders of record of Certificated Shares, a form of letter of transmittal in reasonable and customary form (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal and (2) in the case of Book-Entry Shares, reasonable and customary provisions regarding delivery of an “agent’s message” with respect to such Book-Entry Shares. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with, in the case of Certificated Shares, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled and of no further effect. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate and Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 3.5.

(c)            At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds that had been made available to the Paying Agent and not disbursed to the holders of Certificates or of Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all Payment Funds), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or of Book-Entry Shares for the Merger Consideration delivered in respect of such Shares to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all Encumbrances of any Person previously entitled thereto.

(d)            At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Laws.

(e)            Each of the Paying Agent, the Rights Agent, Parent, Purchaser, the Surviving Corporation and any Acquired Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the Contingent Value Right Agreement such amounts as it is required to deduct and withhold therefrom under applicable Tax Laws; provided, however, that except for payments to current or former employees of any Acquired Company with respect to Company Options or Company RSUs, before making any such deduction or withholding, Purchaser, Paying Agent, the Rights Agent, the Surviving Corporation, or the Acquired Company, as applicable, shall provide to the applicable payee notice of such deduction or withholding and reasonably cooperate with such payee to obtain reduction of or relief from such deduction or withholding to the extent permitted by applicable Law. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body, and such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against Parent, Purchaser, the Surviving Corporation or any of their respective Affiliates with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article 3.

(g)            Notwithstanding anything to the contrary in this Agreement, no holder of uncertificated Shares held through the Depository Trust Company (“DTC”) will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 3.5(a)(iii).

(h)            Prior to the Effective Time, each of Parent, Purchaser and the Company will cooperate to establish procedures with the Paying Agent and DTC with the objective that the Paying Agent will transmit to DTC or its nominees on the first (1st) Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of Shares (other than Excluded Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.

Section 3.7      Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically canceled and cease to exist and the holder thereof shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL in respect of such Shares; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(e)), and such Shares shall not be deemed to be Dissenting Shares. Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Dissenting Shares with the second (2nd) notice contemplated by Section 262(d)(2) of the DGCL. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served to it pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Unless this Agreement is terminated pursuant to Article 9, Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

Section 3.8      Treatment of Company Options, Company RSUs and Company ESPP.

(a)            Each Company Option that is outstanding as of immediately prior to the Offer Acceptance Time shall automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that has a per share exercise price that is less than the Base Consideration (each, an “In-the-Money Option”) that is then outstanding and unexercised as of immediately prior to the Effective Time shall be canceled and converted into the right to receive both (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) the Base Consideration minus (y) the exercise price payable per Share under such In-the-Money Option, which amount shall be paid in accordance with Section 3.8(d), and (ii) one Contingent Value Right for each Share subject to such In-the-Money Option immediately prior to the Effective Time (collectively, the “In-the-Money Option Consideration”).

(b)            As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that has a per share exercise price that is equal to or more than the Base Consideration and less than the Option Reference Price (each, an “Out-of-the-Money Option”) that is then outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive, upon the occurrence of any Milestone Payment Date, a cash payment, if any, equal to (A) the product of (1) the total number of Shares subject to such Out-of-the-Money Option immediately prior to the Effective Time, multiplied by (2) the amount, if any, by which (i) the Base Consideration plus the applicable Per CVR Milestone Payment plus any Per CVR Milestone Payments in respect of such Out-of-the-Money Options that were previously earned exceeds (ii) the exercise price payable per Share under such Out-of-the-Money Option, minus (B) the gross amount of Out-of-the-Money Option Consideration previously paid with respect to such Out-of-the-Money Option (the “Out-of-the-Money Option Consideration”), which amount shall be paid in accordance with Section 3.8(d). Notwithstanding the foregoing, (X) any Company Option with an exercise price payable per Share equal to or greater than the Option Reference Price shall be canceled at the Effective Time without any consideration payable (whether in the form of cash or a Contingent Value Right or otherwise) therefor whether before or after the Effective Time and (Y) in the event the Milestone Payment Date does not occur, no payment (whether in the form of the Out-of-the-Money Option Consideration or otherwise) shall be made in respect of any Out-of-the-Money Option following the Effective Time.

(c)            Each Company RSU that is outstanding as of immediately prior to the Offer Acceptance Time shall automatically accelerate and become fully vested immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company RSU that is then outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive both (i) cash in an amount equal to the product of (A) the total number of Shares issuable in settlement to such Company RSU, immediately prior to the Effective Time, multiplied by (B) the Base Consideration, which amount shall be paid in accordance with Section 3.8(d), and (ii) one Contingent Value Right for each Share issuable in settlement to such Company RSU (the “RSU Consideration”).

(d)            As soon as reasonably practicable after the Effective Time (but no later than the later of (i) ten (10) Business Days after the Effective Time or (ii) the first (1st) payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay or cause to be paid through the Surviving Corporation’s payroll or other appropriate account the aggregate cash consideration payable with respect to In-the-Money Options pursuant to Section 3.8(a)(i) and the aggregate cash consideration payable pursuant to Section 3.8(b)(i) with respect to Company RSUs, in either case, held by current or former employees of the Acquired Company (net of any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(e)); provided, however, that to the extent the holder of an In-the-Money Option or Company RSU did not receive such In-the-Money Option or Company RSU, as applicable, in the holder’s capacity as an employee of the Acquired Company for employment tax purposes, the In-the-Money Option Consideration or RSU Consideration payable pursuant to this Section 3.8 with respect to such In-the-Money Option or Company RSU, in either case, shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 3.6. As soon as practicable following the Milestone Payment Date, if any, but in no event later than March 15 of the calendar year following the calendar year in which the applicable Milestone is achieved, Parent shall pay, or shall cause to be paid, the Out-of-the-Money Option Consideration in respect of any Out-of-the-Money Options that were received by a holder in such holder’s capacity as an employee of the Company for employment tax purposes (net of any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(e)) payable pursuant to Section 3.8(d) and, with respect to all other Out-of-the-Money Option Consideration, deposit in the Payment Fund for further distribution by the Paying Agent to such holders of Out-of-the-Money Options the amounts payable to such holders pursuant to Section 3.8(b). The terms of the Contingent Value Rights to be issued to any holder of In-the-Money Options and Company RSUs, and the circumstances in which any payment is made in respect thereof, shall be governed solely by the Contingent Value Right Agreement.

(e)            Prior to the Closing, the Company shall take all reasonable actions required to (i) terminate the Company ESPP, as of immediately prior to the Closing Date, (ii) if the Closing shall occur prior to the end of any offering period in existence under the Company ESPP as of the Closing Date, cause a new purchase date to be set under the Company ESPP, which date shall be two (2) Business Days prior to the Closing Date, for the automatic exercise of outstanding purchase rights on such date, and (iii) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 3.8(e)), be refunded to such participant as promptly as practicable following the Effective Time (but no later than the later of (i) ten (10) Business Days after the Effective Time or (ii) the first payroll date after the Effective Time). All Shares automatically purchased on the new purchase date contemplated by this Section 3.8(e) shall be converted into the right to receive the Merger Consideration in accordance with Section 3.5.

(f)            As soon as reasonably practicable after the Effective Time (but no later than the later of (i) ten (10) Business Days after the Effective Time or (ii) the first (1st) payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay or cause to be paid through the Surviving Corporation’s payroll each Company employee’s Company ESPP unused account balance measured as of the time of plan termination to be distributed in cash to each such employee (net of any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(e)).

(g)            Prior to the Closing, and subject to the prior review of Parent, the Company shall take all actions reasonably necessary to (i) provide for and give effect to the transactions contemplated by this Section 3.8, including obtaining all reasonably necessary approvals and consents and delivering evidence satisfactory to Parent that all reasonably necessary determinations by the Company Board or applicable committee of the Company Board to terminate all Company Stock Awards in accordance with this Section 3.8 have been made and (ii)  terminate each of the Company Equity Plan and the Company Prior Plan as of immediately prior to the Effective Time. The Parties hereby acknowledge and agree that the Offer, if consummated pursuant to the terms of this Agreement, constitutes a “Change in Control” for the purposes of the Company Equity Plan and the Company Prior Plan containing a “Change in Control” or other similar provision and that all outstanding restricted Shares issued pursuant thereto shall be deemed vested as of immediately prior to the Offer Acceptance Time.

Section 3.9      Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with Article 3 as soon as practicable following the consummation of the Offer without a meeting or vote of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article 4, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC and publicly available, in each case pursuant to the Exchange Act on or after January 1, 2019 and prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “risk factors,” “forward-looking statements” and any other disclosures contained or referenced therein of information, factors or risks to the extent that they are predictive, cautionary or forward-looking in nature) and (b) as set forth in the Company Disclosure Schedule (but subject to Section 10.13), the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1      Due Organization; Subsidiaries, Etc.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Section 4.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates the jurisdiction of organization and the percentage ownership of each such Subsidiary’s equity interests as well as the holder(s) thereof.

(c)            Each Subsidiary of the Company is (i) duly organized, validly existing and in good standing under the laws of jurisdiction of its organization, (ii) has all necessary corporate power and authority (A) to conduct its business in the manner in which its business is currently being conducted and (B) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Other than with respect to the Acquired Companies, the Company and its Subsidiaries do not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 4.1(c) of the Company Disclosure Schedule.

Section 4.2      Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation and bylaws and other charter and organizational documents of each of the Acquired Companies, including all amendments thereto, as in effect on the Agreement Date.

Section 4.3      Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, which resolutions, as of the Agreement Date, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.4      Capitalization, Etc.

(a)            The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, of which 50,320,366 shares have been issued and are outstanding as of the close of business on the Reference Date; and (ii) 10,000,000 shares of the Company’s preferred stock, $0.001 par value per share, of which no shares have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. Section 4.4(a) of the Company Disclosure Schedule sets forth the authorized and outstanding capital stock (or other equity interests) of each Subsidiary held directly or indirectly by the Company and the total of such outstanding capital stock (or other equity interests).

(b)            (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of any Acquired Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. Other than with respect to the Company Convertible Notes, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Acquired Companies registered under the Securities Act. Other than the Support Agreements, there are no Contracts (including any voting trusts) with respect to the voting of any Shares.

(c)            As of the close of business on the Reference Date: (i) 4,298,103 Shares are subject to issuance pursuant to outstanding Company Options; (ii) 1,976,567 Shares are subject to or otherwise deliverable in connection with outstanding time-vested Company RSUs; (iii) 238,325 Shares are subject to or otherwise deliverable in connection with outstanding performance-based Company RSUs, assuming a target level of performance under such performance-based Company RSUs; (iv) 108,062 Shares are estimated to be subject to outstanding purchase rights under the Company ESPP (based on the fair market value (within the meaning of the Company ESPP) of a Share on the Reference Date); (v) 4,725,955 Shares are reserved for future issuance under the Company Equity Plan; (vi) 1,717,900 Shares are reserved for future issuance under the Company ESPP, and (vii) 7,514,937 Shares are reserved for future issuance upon conversion of the Company Convertible Notes. Section 4.4(c) of the Company Disclosure Schedule contains a true, correct and complete list, as of the close of business on the Reference Date, of (A) the name of each holder of Company Options or Company RSUs, (B) the number of Shares subject to each such outstanding Company Option and Company RSU, (C) the vesting schedule of each such Company Option and Company RSU, (D) the grant date of each such Company Option and Company RSU, and (E) the per share exercise price and expiration date of each such Company Option. The Company has delivered or made available to Parent or Parent’s Representatives copies of the Company Equity Plan and Company Prior Plan covering the Company Stock Awards outstanding as of the Agreement Date and the forms of all agreements evidencing such Company Stock Awards. Each Company Stock Award that is outstanding as of the Agreement Date has been made in accordance with applicable Law and the Company Equity Plan and Company Prior Plan, as applicable, in each case, in all material respects. Other than as set forth in this Section 4.4(c) and Section 4.4(b), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Acquired Companies.

(d)            As of the close of business on the Reference Date, there was $201,250,000 aggregate principal amount of the Company Convertible Notes. As of the close of business on the Reference Date, assuming that the Closing had taken place on such date (and for hypothetical purposes assuming that the trading price of the Shares during the five (5) trading days prior to the Closing is equal to $6.11 per Share on each such trading day), the Conversion Rate (as defined in the Indenture) for the Company Convertible Notes would have been equal to 37.3413 shares of Company Common Stock per $1,000 of outstanding principal amount. Other than the Transactions, there has been no event, condition or development that has resulted in an adjustment to the Conversion Rate under the Company Convertible Notes.

(e)            Except for shares of Company Common Stock reserved for future issuance under the Company ESPP, the outstanding purchase rights under the Company ESPP or as set forth in Section 4.4(e) of the Company Disclosure Schedule, as of the Reference Date, there are no (i) outstanding shares of capital stock, or other equity interest in, any Acquired Company, (ii) outstanding subscriptions, options, calls, warrants, rights or obligations (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other rights or obligations that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock of, ordinary shares of, other equity interests in or other securities of any Acquired Company; and (iii) other than with respect to the Company Convertible Notes, outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of capital stock of, ordinary shares of, other equity interests in or other securities of any Acquired Company.

(f)            All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company has been duly authorized, validly issued, is fully paid and nonassessable, was issued in accordance with applicable Law, is not subject to or issued in violation of any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, right of first refusal or any similar right, and is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), except for such Encumbrances and restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

Section 4.5      Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the certificate of incorporation, bylaws, charters, or organizational documents of any of the Acquired Companies; (b) cause a violation by any Acquired Company of any Law applicable to such Acquired Company or to which such Acquired Company is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract, except in the case of clauses (b) and (c), for such violations, conflicts, breaches or defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act, the rules and regulations of Nasdaq and the Indenture, to the Knowledge of the Company, none of the Acquired Companies is required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.6      SEC Filings; Financial Statements.

(a)            Since January 1, 2019, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the Agreement Date) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of such executive officer under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document filed or furnished by the Company with the SEC since January 1, 2019.

(b)            The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (except subject, in the case of the unaudited financial statements, to the absence of footnote disclosure and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c)            The Company has designed and maintains, and at all times since January 1, 2019 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its internal control over financial reporting and disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)            The Company is not a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(e)            Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 4.7             Absence of Changes.

(a)         Since the date of the Balance Sheet through the Agreement Date, there has not occurred any Effect that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect, and

(b)          Since the date of the Balance Sheet, the Acquired Companies have operated in all material respects in the ordinary course of business (except for matters relating to the Transactions, this Agreement or other potential strategic transactions) and, except as disclosed in Section 4.7(b) of the Company Disclosure Schedule, no Acquired Company has done, caused or permitted any actions that if taken after the Agreement Date without Parent’s consent would violate Section 6.2(b)(v), Section 6.2(b)(viii), Section 6.2(b)(ix), Section 6.2(b)(x), Section 6.2(b)(xi) or Section 6.2(b)(xii) of this Agreement.

Section 4.8             Intellectual Property.

(a)         Section 4.8(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number, and (iv) any co-owners or exclusive licensees for each item of Registered IP owned in whole, in part, or exclusively licensed by the Acquired Companies. Each of the patents and patent applications included in such Registered IP properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Laws of the United States. As of the Agreement Date, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity, enforceability, inventorship or ownership of any Registered IP listed or required to be listed on Section 4.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. All such Registered IP that has issued: is in full force and effect; is valid, subsisting and enforceable; and has been obtained and maintained in compliance, in all material respects, with all applicable Laws.

(b)            The Acquired Companies own and possess all right, title and interest in and to all material Owned IP (except for the right, title and interest of any duly licensed Company IP disclosed on Section 4.8(a) of the Company Disclosure Schedule), free and clear of all Encumbrances (other than Permitted Encumbrances) and have the right, pursuant to valid and enforceable agreements to practice all other material Company IP necessary for the operation of the business of the Acquired Companies as presently conducted; and, such ownership or valid right to use such Intellectual Property Rights will not be materially and adversely affected by the execution, delivery and performance of this Agreement or the consummation of the Transactions. There are no outstanding obligations to pay any amounts or provide other consideration to any other Person arising from the practice of any material Owned IP. No Company Associate or other Person (other than as disclosed on Section 4.8(b)(ii) of the Company Disclosure Schedule) owns or has any claim, right (whether or not currently exercisable) or interest to or in any material Company IP. Each Company Associate who has alone or with others contributed, in any manner, or was involved in the creation or development of any material Intellectual Property Rights, pursuant to such Company Associate’s activities on behalf of any Acquired Company, has entered into a written agreement pursuant to which such Company Associate presently assigns to an Acquired Company the Intellectual Property Rights arising from such activities, agrees to reasonably maintain the confidentiality of the Company IP, and waives all rights to royalties or other compensation or other non-assignable rights with respect to any Company IP. To the Knowledge of the Company, all Company Associates are in compliance with such written agreements.

(c)            None of the Acquired Companies have used funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution to create any Intellectual Property Rights, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or rights to practice rights to any such Intellectual Property Rights or the right to receive royalties.

(d)            Section 4.8(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which each Acquired Company (i) has a license or option to or a covenant not to sue under any material Intellectual Property Right that is (A) incorporated into or distributed with any product or product candidate of an Acquired Company or (B) is otherwise material to any Acquired Company (other than in the case of Section 4.8(d)(i)(B) any transfer agreements, service agreements, clinical trial agreements, non-disclosure agreements, or commercially available Software-as-a-Service offerings, off-the-shelf software licenses) (each an “Inbound License”) or (ii) has granted a license or option to or a covenant not to sue under any material Intellectual Property Right owned by an Acquired Company (other than any non-exclusive license, non-perpetual that is granted pursuant to any transfer agreements, services agreements, clinical trial agreements, or other agreement, that in each case: (A) permits a third party to use such Intellectual Property Right solely to perform services for an Acquired Company; and (B) is entered into in the ordinary course of business) (each an “Outbound License”).

(e)          The operation of the business of the Acquired Companies and the products and services provided by any of the Acquired Companies does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person and has not previously done so. To the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Owned IP. As of the Agreement Date, no Legal Proceeding is pending (or, to the Knowledge of the Company, is being threatened) against any Acquired Company or by an Acquired Company relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person or of the Company IP. To the Knowledge of the Company, no Person has made any indemnification demand of any of the Acquired Companies concerning any infringement, misappropriation or other violation of any Intellectual Property Rights. Since January 1, 2019, none of the Acquired Companies have received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Company.

(f)            The Acquired Companies have taken reasonable security and other measures to protect the Company IP, including measures against unauthorized disclosure and to protect the secrecy, confidentiality, and value of its trade secrets and other technical information. None of the Acquired Companies has disclosed, delivered or licensed any material trade secrets of the Acquired Companies included in the Company IP to any other Person, other than to a Company Associate in the ordinary course of business consistent with past practice and subject to obligations of confidence. Each Company Associate, as a matter of course, who has access to confidential information of any Acquired Company, has entered into a written Contract with an Acquired Company that requires such Company Associate to protect such confidential information.

(g)           The Acquired Companies are not now, nor since January 1, 2019, have been, a member or promoter of, or a contributor to, any industry standards body or any similar organization that would require or obligate an Acquired Company to grant or offer to any other Person any license or right to any material Company IP.

(h)           None of the Company IP is subject to any pending or outstanding Order or other disposition of dispute that adversely and materially restricts the practice, transfer, registration or licensing of any such Company IP by an Acquired Company.

Section 4.9             Privacy and Information Security.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Acquired Company maintains commercially reasonable procedures and external and internal policies that comply with applicable Laws governing Personal Data and are designed to protect Personal Data from unauthorized access, use, and disclosure.

(b)            Except as would not reasonably be expected to have a Material Adverse Effect, since January 1, 2019, each Acquired Company has been in compliance with (i) the respective Acquired Company’s external and internal written policies, as applicable, governing the security, privacy, transfer and use of Personal Data; (ii) applicable Laws governing Personal Data; and (iii) all applicable Company Contracts governing Personal Data.

(c)            Since January 1, 2019, except as would not reasonably be expected to have a Material Adverse Effect, no Acquired Company has experienced any unauthorized access, acquisition, theft, destruction, or disclosure of Personal Data. Since January 1, 2019, none of the Acquired Companies have been legally required to provide any notices to data owners in connection with an unauthorized disclosure of Personal Data and none of the Acquired Companies have provided any such notice.

(d)            There are no claims pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Companies alleging a violation of any Person’s Personal Data or any Law applicable to the Processing of Personal Data. To the Knowledge of the Company, since January 1, 2019, no Acquired Company has been under investigation by any Governmental Body regarding its protection, storage, use, disclosure, and transfer of Personal Data.

(e)           Since January 1, 2019, no Acquired Company has received any material written claim, complaint, inquiry, or notice from any Person regarding the Company’s collection, processing, use, storage, security, and disclosure of Personal Data.

(f)          No Acquired Company has made any commitments under Company Contracts in connection with any Personal Data, which commitments would prevent Purchaser and its Affiliates from using any material Personal Data after the Closing in a substantially similar manner as currently used or permitted to be used by the Acquired Companies.

Section 4.10           Contracts.

(a)           Section 4.10(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the Agreement Date. Each of the following Company Contracts shall be deemed to constitute a “Material Contract” for purposes of this Agreement:

(i)            any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Company in an amount having an expected value in excess of $250,000 in the fiscal years ending December 31, 2020 or December 31, 2021 or in any fiscal year thereafter and cannot be canceled by such Acquired Company without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements entered into in the ordinary course of business, material transfer agreements, services agreements, clinical trial agreements and non-exclusive outbound licenses entered into in the ordinary course of business;

(ii)         any Company Contract pursuant to which any of the Acquired Companies have contingent obligations that upon satisfaction of certain conditions precedent will result in the payment by an Acquired Company of more than $100,000 in the aggregate over a twelve (12)-month period, in either milestone payments or royalties, upon (A) the achievement of regulatory or commercial milestones or (B) the receipt of revenue or income based on product sales;

(iii)            any Company Contract relating to the Company’s material products containing terms, addressing or relating to (A) drug development, research services, pilot programs, clinical trials or other testing programs (other than clinical trial agreements entered into in the ordinary course), including any material collaboration, joint development or other similar agreement, (B) the marketing, supply, manufacturing, commercialization, purchase or sale of the Company’s material products (including any sole source supply, co-promotion, sales representative, distribution, wholesaler, reseller or other similar agreement) or (C) the pricing or reimbursement terms for the Company’s material products, in each case, (1) that does not otherwise constitute a Material Contract under another subclause of Section 4.10(a) and (2) that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Company in an amount having an expected value in excess of $100,000 in the fiscal year December 31, 2021 or in any fiscal year thereafter;

(iv)            any Company Contract (A) limiting the freedom or right of any Acquired Company, in any material respect, to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Company or (C) containing exclusivity obligations or restrictions or otherwise limiting the freedom or right of an Acquired Company to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(v)            any Company Contract constituting a joint venture, partnership, collaboration or similar profit-sharing arrangement;

(vi)           any Company Contract pursuant to which an Acquired Company is or may become obligated to (A) make any severance, termination, or similar payment to any Company Associate or any spouse or heir of any such Company Associate except for severance, termination or similar payments that is required by applicable Laws or that do not, in the aggregate, exceed $100,000 in cash per beneficiary, (B) make any bonus, change in control, retention, or similar payment or award to any Company Associate in excess of $100,000, or (C) grant or accelerate the vesting of, or otherwise modify, any Company Stock Award other than accelerated vesting provided in the Company Equity Plan, the Company Prior Plan or any other Company Employee Agreement;

(vii)          any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Shares, or to the Knowledge of the Company, any of their Affiliates (other than an Acquired Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards);

(viii)         any Company Contract entered into since January 1, 2019 that relates to the acquisition or disposition of any material business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) but excluding any material transfer agreements, clinical trial agreements and non-exclusive licenses granted, in each case, in the ordinary course of business;

(ix)            any Company Contract with any Governmental Body;

(x)           any Company Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body pursuant to which (A) an Acquired Company will be required after the Agreement Date to pay any monetary obligations or (B) that contains material obligations or limitations on an Acquired Company’s conduct;

(xi)            any Company Contract relating to Indebtedness in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset) of an Acquired Company;

(xii)           any Company Contract under which the Company or any Subsidiary is the lessee, sub lessee, licensee, lessor, sub-lessor or licensor of real property;

(xiii)          any hedging, swap, derivative or similar Company Contract; and

(xiv)          any other Company Contract that is currently in effect and has been filed (or is required to be filed) by an Acquired Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)            As of the Agreement Date, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC on an unredacted basis. Neither any of the Acquired Companies nor, to the Knowledge of the Company, any other party is in material breach of or material default under any Material Contract and, neither any of the Acquired Companies, nor, to the Knowledge of the Company, any other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract or permit termination, modification or acceleration, under such Material Contract. Each Material Contract is, with respect to the Company and, to the Knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the Knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2019 through the Agreement Date, no Acquired Company has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect. No Acquired Company has waived in writing any rights under any Material Contract, the waiver of which would have or be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 4.11           No Undisclosed Liabilities. As of the Agreement Date, no Acquired Company has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature, whether or not of the type required to be disclosed in the liabilities column of a consolidated balance sheet prepared in accordance with GAAP, except for: (i) liabilities disclosed on the Balance Sheet; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement or in connection with the Transactions; (iii) liabilities arising in the ordinary course of business in connection with performance obligations of the Acquired Companies under the Company Contracts (other than those liabilities resulting from any breach by an Acquired Company thereof); (iv) liabilities incurred since the date of the Balance Sheet in the ordinary course of business; and (v) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.12           Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against any Acquired Company other than Legal Proceedings that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the Agreement Date, there is no legally-binding settlement or Order to which an Acquired Company is subject that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. As of the Agreement Date, to the Knowledge of the Company, no investigation or review by any Governmental Body with respect to an Acquired Company is pending or is being threatened, other than any investigations or reviews that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13          Compliance with Laws. Each Acquired Company is, and since January 1, 2018, each Acquired Company has been, in compliance with all applicable Laws, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since January 1, 2018 through the Agreement Date, no Acquired Company has been given written notice of, or to the Knowledge of the Company, has been charged with, any unresolved violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.14           Regulatory Matters.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each Acquired Company has filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, all such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Laws when filed (or were corrected or supplemented by a subsequent submission) and, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports or submissions.

(b)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, to the Knowledge of the Company, all preclinical and clinical investigations sponsored by an Acquired Company are being conducted in compliance with applicable Laws. As of the Agreement Date, no Acquired Company has received any written notices or other written correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c)           Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no Acquired Company has (i) made an untrue statement of a material fact statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the Agreement Date, the Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither any of the Acquired Companies nor, to the Knowledge of the Company, any officers, employees, agents or clinical investigators of any of the Acquired Companies have been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar Law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(d)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the Acquired Companies are in compliance and, since January 1, 2019, have been in compliance with all healthcare Laws applicable to the operation of its business as currently conducted, including (i) any and all applicable federal, state and local fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7(b)) and the civil False Claims Act (31 U.S.C. Section 3729 et seq.); (ii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act; (iii) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); and (iv) Laws that are cause for exclusion from any federal health care program. As of the Agreement Date, to the Knowledge of the Company no enforcement, regulatory or administrative proceeding is pending, and no such enforcement, regulatory or administrative proceeding has been threatened in writing, against the Company under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Anti-Kickback Statute or similar Laws, other than any such proceeding that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.15          Certain Business Practices. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, since January 1, 2016, neither the Acquired Companies, nor, to the Knowledge of the Company, any of their directors, officers, employees or agents (in each case, acting in the capacity of a director, officer, employee or agent of the Company) has (i) used any funds (whether of an Acquired Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since January 1, 2016 through the Agreement Date, no Acquired Company has received any written communication from a Governmental Body that alleges any of the foregoing.

Section 4.16          Governmental Authorizations. Each of the Acquired Companies hold all Governmental Authorizations necessary to enable it to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Acquired Companies are, and since January 1, 2018 have been, in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.17           Tax Matters.

(a)            (i) Each income and other material Tax Return required to be filed by any of the Acquired Companies with any Governmental Body has been filed on or before the applicable due date (taking into account any extensions of such due date duly obtained), and all such Tax Returns are accurate and complete in all material respects and were prepared in substantial compliance with applicable Law, (ii) all material Taxes due and owing by each Acquired Company (whether or not shown as due on any Tax Returns) have been paid in full and (iii) each Acquired Company has withheld and paid over (or set aside for payment when due) to the appropriate taxing authority all material Taxes required to have been withheld and paid over in connection with amounts paid to any employee, independent contractor, stockholder, creditor or other third party, and has complied in all material respects with the Tax reporting requirements associated with payments made to Persons providing services on behalf of such Acquired Company, including applicable IRS Forms W-2 and 1099 required with respect thereto. The unpaid Taxes of any Acquired Company as of the date of the Balance Sheet have been reserved for in accordance with GAAP and no Acquired Company has incurred any material liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business or in connection with the Transactions. There are no Encumbrances for Taxes (other than Taxes not yet due or payable) upon any assets of any Acquired Company.

(b)           All material sales and use Taxes required to have been collected and paid on the sale of products or taxable services by any Acquired Company have been properly and timely collected and paid, or all sales tax exemption certificates or other proof of the exempt nature of sales of such products or services have been properly collected and, to the extent required, submitted to the appropriate Governmental Body.

(c)            No deficiency for any material Tax has been asserted or assessed by a taxing authority in writing against any Acquired Company, which deficiency has not been paid in full, settled in the entirety or completely withdrawn (or a combination thereof). No written claim has been made by any taxing authority that any Acquired Company is subject to Tax in a jurisdiction where it has not filed Tax Returns. No audits, examinations, or other proceedings with respect to material Taxes or Tax Returns of any Acquired Company are currently in process, pending or threatened in writing.

(d)          No Acquired Company is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements made in the ordinary course of business the principal purpose of which is not Tax and other than agreements or arrangements solely among the Acquired Companies). No Acquired Company has (i) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company) or (ii) had any liability for the Taxes of another Person (other than an Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law. No Acquired Company is (or has been) a party to any joint venture, partnership or other Contract that is treated as a partnership for U.S. federal income Tax purposes.

(e)            No Acquired Company has been either a “distributing corporation” or a “controlled corporation” or otherwise distributed the equity interests of another Person or had its equity interests distributed in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 or 361 of the Code.

(f)            No Acquired Company has entered into any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(g)           No Acquired Company has agreed to make any adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) by reason of a change in accounting method, including any change from the cash method of Tax accounting to the accrual method of Tax accounting. No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received or unearned revenue accrued on or prior to the Closing Date outside the ordinary course of business,; or (iv) election under Section 965 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) made on or prior to the Closing Date. Each Acquired Company that was incorporated in the United States uses the accrual method of income Tax accounting.

(h)           Each Acquired Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(i)            No power of attorney is currently in effect with respect to any Taxes of or relating to any Acquired Company that will remain in force after the Closing Date.

(j)            No Acquired Company has a permanent establishment (as defined in any applicable Tax treaty or convention) or other fixed place of business in any country other than the country in which it was formed.

(k)            No Acquired Company has received a private letter ruling from the IRS (or any comparable ruling from any other Governmental Body).

(l)            The Company is not, and has never been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)          Each Acquired Company is properly classified as a “C corporation” for U.S. federal and applicable state and local income Tax purposes.

(n)            None of the Acquired Companies (i) is (or has ever been), or directly or indirectly holds, any interest in a Person that is (or has ever been) a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has made an election under Section 965(h)(1) of the Code to pay any net Tax liability under Section 965 of the Code in installments.

(o)           All transactions between or among the Acquired Companies materially comply and have materially complied with applicable requirements under Section 482 of the Code (to the extent applicable thereto) and comparable provisions of applicable Law for all periods for which the applicable statute of limitations has not expired. No Governmental Body has asserted a written claim against any Acquired Company under Section 482 of the Code or any similar provision of applicable Law.

(p)          Each Share is or, prior to the Closing Date, will be property that is “substantially vested” under Section 83 of the Code and Treasury Regulations Section 1.83-3(b). A valid election has been made under Section 83(b) of the Code with respect to the issuance of any Share that is not or, prior to the Closing Date will not be, “substantially vested” as of the time of such issuance under Treasury Regulations Section 1.83-3(b).

(q)            The Company has delivered or made available to Parent all third-party Code Section 382 studies or analyses, if any, undertaken by the Company.

(r)           Neither the execution of this Agreement nor the consummation of the Transactions will (either alone or together with any other event) result in any payment or benefit that would be, individually or in combination with any other payment or benefit, characterized or could be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of state, local, or non-U.S. Law).

(s)            No Acquired Company has deferred the payment of any payroll Taxes under the CARES Act.

Section 4.18           Employee Matters; Benefit Plans.

(a)            Except as required by applicable Laws, the employment of each of any of the Acquired Companies’ employees is terminable by such Acquired Company at will.

(b)            The Company has made available to Purchaser a complete and accurate list of each current employee of the Acquired Companies as of the Agreement Date, including their (i) job titles, (ii) employing entity and location of employment (including city, state, province and country, as applicable), (iii) exempt or nonexempt status under federal and state law, (iv) base salaries or hourly wages, as applicable, (v) target bonuses, if applicable, (vi) target commissions and any other compensation arrangements, if applicable, and (vii) visa status and visa expiration date (if applicable).

(c)            As of the Agreement Date, no Acquired Company is party to, has a duty to bargain for, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of its employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of any of the Acquired Companies. Since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, picketing or labor dispute, affecting any of the Acquired Companies or any of its employees. As of the Agreement Date, there is not pending, and, to the Knowledge of the Company, no Person has threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, picketing or labor dispute.

(d)            As of the Agreement Date, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened relating to employment, including any relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, other than any Legal Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2019, each Acquired Company has complied with all applicable Laws related to employment, including applicable Laws relating to employment practices, discrimination, retaliation, harassment, immigration, wages, hours and other terms and conditions of employment, any reduction in force (including notice, information and consultation requirements), except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(e)            Section 4.18(e) of the Company Disclosure Schedule, contains a complete and accurate list of all material Employee Plans as of the Agreement Date. No Acquired Company has any agreement, commitment or obligation, to create, enter into or contribute to any additional material Employee Plan, or to modify, amend, maintain or continue any existing Employee Plan (except for amendments required by applicable Law with respect to which the amendment deadline has not yet lapsed). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of the following, as relevant: (i) all plan documents and all amendments thereto, and all related trust, insurance Contracts and other funding documents; (ii) any currently effective determination, opinion or advisory letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent Form 5500; (iv) the most recent summary plan descriptions and any material modifications thereto; (v) all material Contracts related to such Employee Plan, including all service provider agreements, (vi) all material and nonroutine correspondence since January 1, 2018 to or from any Governmental Body relating to such Employee Plan; and (vii) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Plan for the three most recently completed plan years. Solely for purposes of this Section 4.18(e) and Section 4.18(e) of the Company Disclosure Schedule, the definition of “Employee Plan” shall exclude any employment agreements and offer letters for non-officer employees of any of the Acquired Companies that do not differ in any material respect from the form of such documents provided by the Company to Parent or Parent’s Representative and that can be terminated by the applicable Acquired Company at-will without notice, severance or other cost or liability and equity grant notices, and related documentation, in each case, that do not differ in any material respect from the form of such documents provided by the Company to Parent or Parent’s Representative, with respect to employees of any of the Acquired Companies and agreements with consultants entered into in the ordinary course of business that can be terminated upon no more than 30 days’ advance notice without cost or liability.

(f)            Neither the Acquired Companies nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Acquired Companies within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA has during the past six (6) years maintained, contributed to, or been required to contribute to, or has any Liability under or with respect to, (i) any plan that is or was subject to Section 302 or Title IV of ERISA or Code Section 412, (ii) any “multiemployer plan,” as defined in 3(37) or Section 4001 of ERISA, (iii) any multiple employer plan within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, “welfare benefit fund,” as defined in Section 419 of the Code, or voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(g)          Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and nothing has occurred that has adversely affected or could reasonably be expected to adversely affect the qualified status of any such Employee Plan or the tax-exempt status of any trust related thereto. Each of the Employee Plans has been established, maintained, administered, operated and funded in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the Code. Except as would not reasonably be expected to result in a material liability to any Acquired Company, (i) no Acquired Company or any other Person (A) has breached any fiduciary duty imposed upon it by ERISA or any other Law with respect to any Employee Plan, or (B) engaged in a prohibited transaction within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code (and not otherwise exempt under Section 408 of ERISA and Section 4975(c)(2) or 4975(d) of the Code) with respect to any Employee Plan; and (ii) all contributions, premiums and other payments due or required to be paid to (or with respect to) any Employee Plan have been timely paid in accordance with the terms of such Employee Plan and applicable Law. No Acquired Company has incurred (whether or not assessed), and there exists no condition or set of circumstances in connection with which any Acquired Company, Parent or any of their respective Subsidiaries or Affiliates could incur, directly or indirectly, any material penalty, Tax, fine, Encumbrance or Liability under ERISA, the Code or any other Law (including under Section 409, 502(i) or 502(l) of ERISA or Section 4975, 4980B, 4980D, 4980H, 5000, 6721 or 6722 of the Code) with respect to any Employee Plan.

(h)          No Acquired Company or Employee Plan provides, is obligated to provide or has promised or agreed to provide (or contribute toward the cost of) life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former director, officer, employee, consultant, independent contractor or other service provider of or to any Acquired Company after his or her retirement or other termination of employment or service, except to the extent required by applicable Law.

(i)            No claim (other than routine claims for benefits) or Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to (or against the assets of) any Employee Plan, which, if decided adversely to such Employee Plan or any Acquired Company could reasonably be expected to have a Material Adverse Effect, nor, to the Knowledge of the Company, is there any reasonable basis for any such claim or Legal Proceeding. No Employee Plan is (or during the last six (6) years has been) the subject of any audit, examination, investigation or other Legal Proceeding by any Governmental Body or a participant in any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Body, and to the Knowledge of the Company, no such audit, examination or Legal Proceeding is contemplated or under consideration by any Governmental Body.

(j)            Each Employee Plan that provides nonqualified deferred compensation subject to Section 409A of the Code satisfies in form and operation all of the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Employee Plan).

(k)            Except as would not have a Material Adverse Effect, no Employee Plan exists that could (i) result in any payment becoming due to any current or former Company Associate, including any severance or any other cash payment, and including as a result of Transactions, in each case, in excess of $100,000, (ii) result in the acceleration of the time of payment or vesting, or the increase in the amount of, compensation or benefits due to any such Company Associate, (iii) directly or indirectly cause an Acquired Company to transfer or set aside any assets to fund any benefits under any Employee Plan, or (iv) impair the rights of any Acquired Company, Parent or any of their respective Subsidiaries or Affiliates under or with respect to any Employee Plan, including the right to amend, terminate or merge any Employee Plan.

Section 4.19           Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect: (a) each Acquired Company is, and since January 1, 2019, has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business; (b)  no Acquired Company has received any written notice, report or other information of or entered into any legally-binding settlement or Order involving violations, liabilities or requirements on the part of any of the Acquired Companies relating to or arising under Environmental Laws; and (c) to the Knowledge of the Company, there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Company under any Environmental Law.

Section 4.20           Real Property.

(a)            The Acquired Companies do not own, have never owned, and do not have any right of first refusal or option to purchase, any real property.

(b)            Except as would not reasonably be expected to have a Material Adverse Effect, each Acquired Company holds a valid and existing leasehold interest in the real property that is leased or subleased by such Acquired Company from another Person (the “Leased Real Property”), and is free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the Company Leases. Section 4.20(b) of the Company Disclosure Schedule sets forth an accurate list of all Company Leases, including the street address of the applicable Leased Real Property and a description of each Company Lease. True and correct copies of the Company Leases have been made available to Purchaser. As of the Agreement Date, no Acquired Company has received any written notice regarding any violation or breach or default by the Acquired Companies under any Company Lease that has not since been cured, and to the Knowledge of the Company, no default exists on the part of any other party to the Company Leases, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.21           Title to Assets. Each Acquired Company has good and valid title to all material assets owned by it as of the Agreement Date, including all assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet as of June 30, 2021 included in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (but excluding Intellectual Property Rights that are covered by Section 4.8) except for assets sold or otherwise disposed of since the date of such Balance Sheet and except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.22      Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements in effect as of the date hereof relating to the business, assets and operations of the Acquired Companies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such insurance policies are in full force and effect, no written notice of cancellation or modification has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 4.23      Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 5.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Laws are inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Transactions.

Section 4.24      Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger. Except for the Company Convertible Notes, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.25      Opinion of Financial Advisor. The Company Board has received the opinion of the Company’s financial advisor, Lazard Frères & Co. LLC, to the effect that, as of the date of such opinion, the Offer Price to be paid to holders of Shares (other than holders of Excluded Shares and Dissenting Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders. The Company will provide or make available to Parent, solely for informational purposes, a copy of the signed opinion following receipt thereof by the Company, it being expressly understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser.

Section 4.26      Brokers and Other Advisors. Except for Lazard Frères & Co. LLC and Goldman Sachs & Co. LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Article 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser, as set forth in the Parent Disclosure Schedule except subject to Section 10.13, jointly and severally represent and warrant to the Company as follows:

Section 5.1      Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has delivered or made available to the Company or the Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other organizational documents of Parent and Purchaser, including all amendments thereto.

Section 5.2      Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned (direct or indirect) subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 5.3      Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 5.4      Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Law or Order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents ), state takeover laws, the DGCL or the HSR Act, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 5.5      Disclosure. The Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Offer Documents, at the time of the filing of such Offer Documents or any supplement or amendment thereto with the SEC and at the time such Offer Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to Parent or Purchaser that Parent or Purchaser furnishes to the Company in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 and the Company Disclosure Documents, at the time of filing the Schedule 14D-9 and at the time of any distribution or dissemination of the Company Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Purchaser makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

Section 5.6      Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of Parent, threatened) against Parent or Purchaser, other than Legal Proceedings that would not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the Agreement Date, neither Parent nor Purchaser is subject to any legally-binding settlement or Order that is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the Agreement Date, no investigation or review by any Governmental Body with respect to Parent or Purchaser is pending or, to the Knowledge of Parent or Purchaser, is being threatened, other than any investigations or reviews that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7      Solvency. Immediately after giving effect to the Transactions, Parent and the Surviving Corporation shall (a) be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) as they become due and (b) have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation.

Section 5.8      Ownership of Company Common Stock; Absence of Certain Arrangements. Neither Parent, nor Purchaser nor any of their respective Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the Agreement Date, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL. Neither Parent nor Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement or the Transactions or (ii) the Surviving Corporation or any of its businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Offer Price or Merger Consideration, as applicable, in respect of such holder’s Shares or (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Offer.

Section 5.9      Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

Section 5.10      No Other Negotiations. As of the Agreement Date, none of Parent, Purchaser or any of their respective Affiliates are involved in substantive negotiations with respect to the acquisition of any business that would reasonably be deemed to be competitive with the businesses of the Company or would have, or be reasonably expected to have, a Parent Material Adverse Effect.

Section 5.11      Sufficient Funds.

(a)            Parent has sufficient cash or other liquid financial resources to, and at the Offer Acceptance Time and at the Effective Time, Parent will have, and shall cause Purchaser to have, available the cash necessary to, consummate the Transactions, including payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due.

(b)            Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned upon Parent’s, Purchaser’s, their respective Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the Transactions.

Section 5.12      Acknowledgement by Parent and Purchaser.

(a)            Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever made by or on behalf of the Acquired Companies regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 4, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b)            In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders or Representatives have received and may continue to receive after the Agreement Date from the Company and its Affiliates, stockholders or Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, any of its Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

Article 6

CERTAIN COVENANTS OF THE COMPANY

Section 6.1      Access and Investigation. During the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company and its directors, employees and officers shall, and the Company shall direct its other Representatives of the Company, (a) to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Companies’ officers, employees, other personnel, and assets and to all existing books and records (provided, however, that any such access shall be conducted at Parent’s sole expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company) and (b) to furnish to Parent such financial and operating data and other information as Parent may reasonably request, but in the case of clauses (a) and (b), solely to the extent that such access or furnishing of data or other information is related to planning for integration or operation of the Company following the Closing or the satisfaction of any condition to Closing. The foregoing notwithstanding, nothing herein shall require the Company to permit any inspection or testing, or to disclose any information, that in the reasonable judgment of the Company would be materially detrimental to the Company’s business or operations nor shall anything herein require the Company to disclose any information to Parent if (i) such disclosure would, in the Company’s reasonable discretion (x) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (y) contravene any applicable Law (including Antitrust Law) or fiduciary duty or (ii) in the Company’s reasonable discretion, such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Information disclosed pursuant to this Section 6.1 shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company reasonably determines doing so is required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 6.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated as of June 1, 2021, by and between the Company and Parent (the “Non-Disclosure Agreement”). All requests for information made pursuant to this Section 6.1 shall be directed to an executive officer of the Company or other person designated by the Company in writing. Nothing in this Section 6.1 will be construed to require the Company or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information.

Section 6.2       Operation of the Company’s Business.

(a)            During the Pre-Closing Period: (i) except (A) as required or expressly contemplated under this Agreement or as required by applicable Laws, (B) for any action reasonably taken, or omitted to be taken, as required by or to comply with COVID-19 Measures, (C) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 6.2 of the Company Disclosure Schedule, the Acquired Companies shall use commercially reasonable efforts to (i) conduct in all material respects its business and operations in the ordinary course and (ii) preserve intact the material components of the Company’s current business organization, including by maintaining its relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business relations (it being understood that with respect to the matters specifically addressed by any provision of Section 6.2(b), such specific provisions shall govern over the more general provision of this Section 6.2(a)).

(b)            During the Pre-Closing Period, except (i) as required or expressly contemplated under this Agreement or as required by applicable Laws, (ii) any action reasonably taken, or omitted to be taken, as required by or to comply with COVID-19 Measures, (iii) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as set forth in Section 6.2 of the Company Disclosure Schedule, the Acquired Companies shall not:

(i)            amend or permit the adoption of any amendment to its certificate of incorporation and bylaws or other organizational documents;

(ii)            (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the Agreement Date pursuant to the Company’s right (under written commitments in effect as of the Agreement Date) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the Agreement Date) between the Company and a Company Associate only upon termination of such Person’s employment or engagement by the Company; (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards; or (4) settlement or conversion of any of the Company Convertible Notes pursuant to the terms of the Indenture;

(iii)            split, combine, subdivide or reclassify any Shares or other equity interests;

(iv)            issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant delivery, pledge, transfer or encumbrance (other than pursuant to agreements in effect as of the Agreement Date) of (A) any capital stock, equity interest or other security of the Acquired Company, (B) any subscription, option, call, warrant, restricted securities or right or obligation to acquire any capital stock, equity interest or other security of the Acquired Company, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Acquired Company (except that (1) the Company may issue Shares as required to be issued upon the exercise of Company Options or the vesting of Company Stock Awards, (2) the Company may issue Company Stock Awards to new employees who were offered Company Stock Awards as part of offer letters that were executed prior to the Agreement Date; and (3) the Company may issue Shares upon conversion of the Company Convertible Notes pursuant to the terms of the Indenture);

(v)            except as contemplated by Section 3.8 or Section 6.2(b)(vi) or as set forth in Section 6.2(b)(vi) of the Company Disclosure Schedule, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date) or grant any employee or director any increase in compensation, bonuses or other benefits, except that the Acquired Company may (A) change the title of its employees, provided such changes in title do not involve increases in the applicable employee’s compensation except as otherwise provided for under this Section 6.2(b)(v); (B) provide increases in salary, wages, bonuses or benefits to employees in the ordinary course of business or as required under a Company Employee Agreement, which shall include promotions in the ordinary course of business; (C) amend any Employee Plans to the extent required by applicable Laws; and (D) make annual or quarterly bonus or commission payments in the ordinary course of business in accordance with the bonus or commission plans existing on the Agreement Date;

(vi)            (A) enter into (1) any change-of-control agreement with any executive officer, employee, director or independent contractor or (2) any retention, employment, severance or other material agreement with any executive officer or director, (B) enter into any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $100,000 or any consulting agreement with an independent contractor with an annual base compensation greater than $100,000 or (C) hire any employee with an annual base salary in excess of $100,000;

(vii)            form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership, collaboration or similar profit-sharing arrangement;

(viii)            make or authorize any capital expenditure, except that the Acquired Company may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Acquired Company since the Agreement Date but not provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, does not exceed $500,000 individually and $2,000,000 in the aggregate during any fiscal quarter;

(ix)            acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, mortgage or otherwise subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, except, in the case of any of the foregoing (A) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements in the ordinary course of business that are not material to the Acquired Companies), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Company, or (C) as provided for in the Company’s capital expense budget delivered or made available to Parent prior to the Agreement Date;

(x)            lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness, including incurring any Indebtedness under existing credit facilities, except for (A) short-term borrowings, of not more than $500,000 in the aggregate, incurred in the ordinary course of business, (B) advances to employees and consultants for travel and other business related expenses in the ordinary course of business, (C) intercompany loans and capital contributions, or (D) sales commission advances made in the ordinary course of business consistent with past practice;

(xi)            make or change any material income or other material Tax election, change or revoke any income or other material method of Tax accounting, consent to the extension or waiver of the statutory period of limitations applicable to any Tax claim or assessment (other than in connection with automatic extensions of the due date for filing a Tax Return), settle or compromise any material Tax liability, file any amended income or other material Tax Return, enter into any closing agreement with respect to Taxes, fail to pay any income or other material Tax as such Tax becomes due and payable, or prepare any income or other material Tax Return in a manner which is materially inconsistent with past practices of such Acquired Company with respect to the treatment of equivalent items on prior Tax Returns;

(xii)            settle, release, waive or compromise any Legal Proceeding, other than (A) any Legal Proceeding relating to a breach of this Agreement or (B) any Legal Proceeding (1) that results solely in an obligation involving only the payment of monies by the Acquired Company of not more than $250,000 individually and $1,000,000 in the aggregate and (2) does not involve the admission of wrongdoing by the Acquired Company;

(xiii)            enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Laws);

(xiv)            adopt or implement any stockholder rights plan or similar arrangement;

(xv)            adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvi)            make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X under the Exchange Act or other applicable Law;

(xvii)            amend, modify or waive any material rights or obligations under any Material Contract or enter into any Contract which if entered into prior to the Agreement Date would have been of the types referred to in Section 4.10;

(xviii)            terminate, fail to renew, abandon, allow to enter into the public domain, cancel, let lapse, fail to continue to prosecute or defend, encumber, license (including through covenants not to sue, non-assertion provisions or releases, immunities from suit that relate to Intellectual Property Rights or any option to any of the foregoing, but excluding any non-material non-exclusive licenses of Company IP that have been entered into in the ordinary course of business consistent with past practice), sell, assign, transfer or otherwise dispose of any material Intellectual Property Rights; or

(xix)            authorize any of, or agree or commit to take, any of the actions described in clauses (i) through (xix) of this Section 6.2(b).

(c)            Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 6.3      No Solicitation.

(a)            Except as permitted by this Section 6.3, during the Pre-Closing Period, each Acquired Company shall not, and shall not authorize its Representatives to, and shall use reasonable best efforts not permit or allow its Representatives to, (i) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions (except to notify a Person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 6.3 or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (C) adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or (ii) waive or release any Person from, fail to use reasonable best efforts to enforce any standstill agreement or any standstill provisions of any Contract entered into in respect of an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; provided, however, the Company Board may take, or omit to take, any of the actions contemplated by clause (ii) of this Section 6.3 in the event that the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law or (iii) resolve or agree to do any of the foregoing. The Company and its directors, officers and employees shall, and the Company shall direct its other Representatives to, (A) cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal and (B) terminate access by any Person (other than Parent, Purchaser, the Company or any of their respective Affiliates or Representatives) to any physical or electronic data room relating to any potential Acquisition Proposal. For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.3(a) by a director or officer of the Company shall be deemed to be a breach of this Section 6.3(a) by the Company.

(b)            Notwithstanding Section 6.3(a)(i), if at any time on or after the Agreement Date and prior to the Offer Acceptance Time, the Company receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the Agreement Date and did not result from or arise out of any material breach of this Section 6.3, and the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal would reasonably be expected to lead to a Superior Offer (and the Company provides Parent with written notice of this determination), then the Company and its Representatives may (i) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly provide to Parent any non-public information concerning the Company that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c)            Following the Agreement Date, the Company shall (i) promptly (and in any event within two (2) Business Days) notify Parent of any inquiry, proposal or offer received by the Company or any of its Representatives with respect to, or that would reasonably be expected to lead to an Acquisition Proposal, including the identity of the Person(s) making such inquiry, proposal or offer, (ii) provide to Parent copies of and a summary of the material terms and conditions of any Acquisition Proposal or any such inquiry, proposal or offer, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any such inquiry proposal or offer on a reasonably prompt basis and (iv) upon the written request of Parent, reasonably inform Parent of the status of any Acquisition Proposal or any such inquiry, proposal or offer.

(d)            Nothing in this Agreement, including this Section 6.3, shall restrict the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to the stockholders of the Company (provided, that this Section 6.3(d) shall not be deemed to permit the Company Board to make a Company Board Recommendation except to the extent permitted by and in accordance with Section 7.1(b)).

Section 6.4      Termination of 401(k) Plans. Prior to the Closing Date, the Acquired Companies shall (a) terminate each Employee Plan that contains a 401(k) cash or deferred arrangement (each, a “Company 401(k) Plan”) effective no later than the day immediately preceding the Closing Date, (b) adopt any and all amendments to each Company 401(k) Plan as may be necessary to ensure compliance with all applicable requirements of the Code (including all qualification requirements) and all other Laws, and (c) take such other action in connection with the termination of any Company 401(k) Plan as Parent may direct, unless Parent notifies the Company at least three (3) days prior to the Closing Date that termination of such Company 401(k) Plan is not necessary. Unless Parent provides the notice described in the preceding sentence to the Company, the Acquired Companies will, prior to the Closing Date, provide Parent with evidence satisfactory to Parent that (i) each Company 401(k) Plan has been terminated effective no later than the day before the Closing Date pursuant to resolutions of the Company Board (or the governing body of the appliable Subsidiary of the Company), (ii) each Company 401(k) Plan has been amended as described above, and (iii) all other actions directed by Parent have been completed (the form and substance of the resolutions and amendments referred to herein will be subject to the prior review and approval of Parent, which approval will not be unreasonably delayed, denied or conditioned).

Section 6.5      Financing Assistance. Prior to the Closing, the Company agrees to use, and shall cause its Subsidiaries to use, its and their commercially reasonable efforts to provide, and to cause its and their respective Representatives to use their commercially reasonable efforts to provide, all customary cooperation in connection with the arrangement, syndication and consummation of a Debt Financing or any replacement, amended, modified or alternative financing (collectively, the “Available Financing”) for the Transactions and the repayment of any Indebtedness of the Company and its Subsidiaries, in each case as may be reasonably requested by Parent or Purchaser, including (i) assisting in a commercially reasonable manner Parent, Purchaser and their Debt Financing Sources in the preparation of any offering documents, syndication documents and materials, including confidential information memoranda, private placement memoranda, offering memoranda, rating agency materials and similar documents reasonably requested by Parent or Purchaser and customary for financings of a type similar to the Available Financing (collectively, the “Offering Documentation”); (ii) assist in obtaining of comfort letters and, if required, consents of accountants and auditors with respect to financial statements and other financial information for the Company and its Subsidiaries for inclusion in any Offering Documentation; (iii) commercially reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, the pay-off of existing Indebtedness and the release of related Encumbrances, guarantees and other security interests; (iv) providing information regarding the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001; and (v) assisting Parent in obtaining corporate, credit, facility and securities ratings from rating agencies. Notwithstanding the foregoing, (w) prior to the Closing, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur or become subject to any other monetary liability or obligation in connection with the Available Financing, (x) none of the Company, its Subsidiaries or their respective officers, directors or employees shall be required to authorize, execute or enter into or perform any agreement (other than customary authorization and representation letters) with respect to a contemplated Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing (and for the avoidance of doubt, the boards of directors or other equivalent governing bodies of Parent, Purchaser and/or the Surviving Corporation shall enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Debt Financing Sources at, or as of, the Closing), (y) the Company shall not be required to make any representation, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has in its good faith determined that such representation, warranty or certification is not true, and (z) nothing shall obligate the Company or any of its Subsidiaries to provide, or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in a violation of Law or loss of any privilege. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Available Financing, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that does not violate any existing contractual obligation of the Company and is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries.

Notwithstanding anything to the contrary in this Agreement, each of Parent and Purchaser acknowledges and agrees that (i) compliance with this Section 6.5 is not a condition to Closing and (ii) neither the obtaining of the Debt Financing or any alternative financing, nor the completion of any issuance of securities contemplated by any alternative financing is a condition to the Closing.

Article 7

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1      Company Board Recommendation.

(a)            Subject to Section 7.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i) (A) withdraw or withhold (or modify, change or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify, change or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) if a tender offer or exchange offer for the Company Common Stock that constitutes an Acquisition Proposal is commenced (within the meaning of 14d-2 under the Exchange Act), fail to recommend against acceptance of such tender offer or exchange offer within ten (10) Business Days or (D) if any Acquisition Proposal has been made public, fail to reaffirm the Company Board Recommendation upon request of Parent within the earlier of three (3) Business Days prior to the then scheduled Expiration Date or ten (10) Business Days are Parent requests such reaffirmation with respect to such Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, enter into or allow any Acquired Company to execute or enter into any Contract (A) with respect to any Acquisition Proposal or (B) requiring, or that would reasonably expect to cause, the Company to abandon, materially delay, terminate or fail to consummate the Transactions (other than an Acceptable Confidentiality Agreement).

(b)            Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting for payment such number of Shares validly tendered and not validly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i)            if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not result from or arise out of a breach of Section 6.3(a)) from any Person that has not been withdrawn and after consultation with the Company’s financial advisors and outside legal counsel, the Company Board shall have determined in good faith that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement pursuant to Section 9.1(d)(i) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent the information (including a copy of any definitive agreement and related financing agreement) and a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 6.3(d), (2) the Company shall have given Parent the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and, to the extent requested by Parent, shall have negotiated in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and (3) at the end of such four (4) Business Day period, the Company Board, after consultation with the Company’s financial advisers and outside legal counsel, taking into account the amendments to this Agreement and the Transactions proposed by Parent, if any, shall have determined in good faith that such Acquisition Proposal is a Superior Offer and the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) would be inconsistent with the fiduciary duties of the Company Board under appliable Law. If there are any material amendments, revisions or changes to the terms of any such Superior Offer, the Company shall notify Parent of each such material amendment, revision or change and the applicable four (4) Business Day period shall be extended until at least two (2) Business Days after the time that Parent receives notification from the Company of each such revision; and

(ii)            other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (B) the Company shall have given Parent a Determination Notice at least four (4) Business Days prior to making any such Company Adverse Change Recommendation; and (C) (x) the Company shall have specified the Change in Circumstance in reasonable detail, (y) the Company shall have given Parent four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent requested by Parent, shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (z) after such four (4) Business Day period, the Company Board, after consultation with the Company’s financial advisers and outside legal counsel, taking into account the amendments proposed to this Agreement and the Transactions by Parent, if any, shall have determined in good faith that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board under applicable Law. If there are any material changes to the facts and circumstances relating to such Change in Circumstance, the Company shall notify Parent of each such material change and the applicable four (4) Business Day period shall be extended until at least two (2) Business Days after the time that Parent receives notification from the Company of each such material change.

Section 7.2      Filings, Consents and Approvals.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b)            The Parties agree to use their respective reasonable best efforts, and cause their respective Affiliates to use their respective reasonable best efforts, to promptly take all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance or approval, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the FTC or DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date; provided, however, that neither Parent nor any of its Subsidiaries will be required, either pursuant to this Section 7.2 or otherwise, to (and, without Parent’s prior written consent, the Company will not, nor will it permit any of its Subsidiaries or Representatives to) (i) negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of the Company, Parent or any of their respective Subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of the Company, Parent or any of their respective Subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of the Company, Parent or any of their respective Subsidiaries, (v) effectuate any other change or restructuring of the Company, Parent or any of their respective Subsidiaries and (vi) otherwise take or commit to take any actions with respect to the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries; provided, further, that the Company shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs. The Parties shall defend through litigation on the merits any claim asserted in court by any party, including any Governmental Body, under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date.

(c)            Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than five (5) Business Days after the Agreement Date unless otherwise agreed to in writing by Parent and the Company, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(d)            Without limiting the generality of anything contained in this Section 7.2, during the Pre-Closing Period, each of Company and Parent (on its and Purchaser’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings (other than the Notification and Report Form filed pursuant to the HSR Act) and submissions and providing the other Party with any information that may be necessary to prepare any such filings and submissions, (ii) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Party promptly informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Party of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) upon request, promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (except, for the avoidance of doubt, no Party is required to furnish all or a significant portion of it documents or data submitted in response to a request for additional information or documentary material issued by the FTC or DOJ pursuant to 15 U.S.C. § 18a(e) and 16. C.F.R. § 803.20), (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference, including any virtual or telephonic meetings and discussions, relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, that materials required to provided pursuant to this Section 7.2(d) may be redacted (A) to remove references concerning the valuation of Parent, Purchaser, Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further that the Party shall use commercially reasonable efforts to otherwise address such privilege or confidentiality concerns (including using commercially reasonable efforts to obtain the consent of a third party to provide such materials) prior to redaction of such materials. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile under the HSR Act or (iii)  enter into any timing agreement, without the prior written consent of the other Party.

(e)            Purchaser, Parent, the Company and their respective controlled Affiliates shall not, before the Closing, permit any of their Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other similar transaction, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any material delay in the expiration or termination of any applicable waiting period or impose any material delay in the obtaining of, or materially increasing the risk of not obtaining, any Consent or Order of a Governmental Body necessary to consummate the Offer, the Merger and the other Transactions, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Law, (ii) increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary Order that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other Transactions or (iii) otherwise materially delay or impede the consummation of the Offer, the Merger and the other Transactions.

Section 7.3              Continuing Employee Benefits.

(a)            For a period of one (1) year following the Effective Time (the “Post-Closing Period”), Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by Parent or the Surviving Corporation (or any Affiliate thereof) during such one (1)-year period (each, a “Continuing Employee”) (i) the same base salary (or base hourly wage rate, as the case may be) and short-term cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities) that are not less favorable, in the aggregate, than the short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the execution of this Agreement and (ii) employee benefits (including severance benefits and other health and welfare benefits) that are not less favorable, in the aggregate, than the employee benefits provided by Parent to its similarly situated employees. Without limiting the foregoing, Parent shall, or shall cause the Surviving Corporation or one of Parent’s other Subsidiaries to, provide any Continuing Employee whose employment terminates during the Post-Closing Period under circumstances that would have entitled such Continuing Employee to severance benefits under a severance plan or arrangement of the Company or any of its Subsidiaries as in effect immediately prior to the Closing (as disclosed in Section 4.18(e) of the Company Disclosure Schedule or in Section 7.3(a) of the Company Disclosure Schedule including the Severance Plan) with severance benefits that are not less favorable, in the aggregate, than those that would have been provided under such plan or arrangement after taking into account any waiver and acknowledgement executed by employees of the Company pursuant to Section 7.3(c) (and giving credit to such Continuing Employee’s service with Parent, the Surviving Corporation and any of their respective Subsidiaries after the Effective Time).

(b)            Without limiting the foregoing:

(i)            Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to cause each employee benefit plan, program and arrangement maintained by Parent or any of its Subsidiaries after the Effective Time and in which Continuing Employees are eligible to participate during the Post-Closing Period (each, a “Parent Plan”) to treat, for purposes of determining eligibility to participate, vesting, and solely with respect to vacation and other paid time off, level of benefits, service with the Acquired Companies prior to the Effective Time as service Parent and its Subsidiaries; provided, however, that such service need not be taken into account to the extent it would result in the duplication of benefits or was not taken into account for such purposes under the corresponding Employee Plan.

(ii)            With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(iii)            With respect to any Parent Plan that is a group health plan, Parent shall use commercially reasonable efforts to cause such Parent Plan (i) to waive eligibility waiting periods and pre-existing condition limitations and exclusions with respect to the Continuing Employees, to the extent that such waiting periods and preexisting conditions and exclusions do not apply under the corresponding Employee Plan immediately prior to the Effective Time and (ii) to recognize for purposes of applying annual deductible, co-payment and out-of-pocket maximums to any covered Continuing Employee (or his or her covered dependents) under such Parent Plan during the plan year of such Parent Plan in which the Effective Time occurs any deductible, co-payment and out-of-pocket expenses paid by such Continuing Employee and his or her covered dependents under the corresponding Employee Plan during the plan year of such Employee Plan in which the Effective Time occurs.

(c)            If the Closing Date occurs prior to January 1, 2022, on or on the Surviving Corporation’s first regular payroll date following the Closing Date, Parent shall pay or cause to be paid to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time: (i) if such employee’s annual cash bonus or variable cash compensation is calculated and paid on an annual basis, such employee’s annual cash bonus or annual variable compensation for the Company’s 2021 fiscal year, calculated as if all relevant annual performance metrics have been achieved at target levels or (ii) if such employee’s cash bonus or variable compensation is calculated and paid on a quarterly or bi-annual basis, such employee’s cash bonus or variable compensation for the quarter or bi-annual period in which the Closing Date occurs, calculated as if all relevant performance metrics for such quarter or bi-annual period have been achieved at target levels (the “2021 Bonus Payment”), net of any withholding Taxes required to be deducted and withheld by applicable Laws and subject to the conditions set forth in this Section 7.3. As a condition to receiving such 2021 Bonus Payment, prior to the earlier of the Effective Time and December 31, 2021, an eligible employee must deliver a duly executed waiver and acknowledgement, in substantially the form attached hereto as Exhibit D, which includes a waiver of the employee’s right to receive an Annual Target Bonus Severance Payment (as defined in the participation agreement evidencing the employee’s participation in the Severance Plan) in the event that the employee incurs a Covered Termination (as defined in the Severance Plan) in 2021, or is notified in writing in 2021 that Parent intends to terminate such employee in a manner that constitutes a Covered Termination, and such Covered Termination actually occurs within ninety (90) days following the Closing Date. The Company shall take all actions reasonably necessary to provide for and give effect to the treatment contemplated by this Section 7.3(c), including obtaining all reasonably necessary approvals and consents and delivering evidence satisfactory to Parent that all reasonably necessary determinations by the Company Board or applicable committee of the Company Board have been made. If the Closing Date does not occur prior to January 1, 2022, the Company may pay to each employee who is employed at the Company a 2021 Bonus Payment, provided that such payment is made no later than March 15, 2022 and the employee has delivered a duly executed waiver and acknowledgement by the deadline provided in this Section 7.3(c).

(d)            The provisions of this Section 7.3 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 7.3 is intended to, or shall be construed to, (i) constitute the establishment or adoption of or an amendment to any Employee Plan or any employee benefit plan, program, policy, practice, agreement or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates for purposes of ERISA or otherwise, (ii) limit the rights of Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates to establish, amend or terminate any Employee Plan or any other employee benefit plan, program, policy, practice, agreement or arrangement whether before, on or after the Closing, (iii) confer upon any Company Associate or any other Person any rights or remedies hereunder, including any third-party beneficiary rights, any right to enforce the provisions of this Agreement or any right to employment or continued employment, or (iv) prevent Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates from terminating the employment or service of any employee or other service provider at any time and for any reason (or for no reason).

Section 7.4              Indemnification of Officers and Directors.

(a)            All rights to indemnification, advancement of expenses and exculpation by the Company existing as of the Agreement Date in favor of those Persons who are directors and officers of the Company as of the Agreement Date or have been directors and officers of the Company in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the Agreement Date) and as provided in the indemnification agreements between the Company and said Indemnified Persons disclosed in the Company Disclosure Letter and made available by the Company to Parent or Parent’s Representatives prior to the Agreement Date, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation and their successors and assigns to the fullest extent available under Delaware Law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 7.4(a) and the rights provided under this Section 7.4(a) until disposition of such claim.

(b)            From and after the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Laws, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.4(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 7.4(b).

(c)            From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain, and Parent shall cause the Surviving Corporation to maintain, in effect, a directors’ and officers’ liability insurance, providing coverage no less favorable to the insureds than the policy maintained by the Company as of the Agreement Date, for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), including terms with respect to coverage, deductibles and amounts no less favorable than the currently existing policy, or, at or prior to the Effective Time, Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 7.4(c); provided, however, that in no event shall the Surviving Corporation be required to expend in or for any one (1) policy year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such currently existing policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d)            In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.4.

(e)            The provisions of this Section 7.4 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 7.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 7.5              Securityholder Litigation. The Company shall promptly notify Parent of any commencement of, or material development with respect to, any Legal Proceeding against the Company or its directors relating to the Transactions. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such Legal Proceeding, and the right to consult on any proposed settlement with respect to such Legal Proceeding, and the Company shall in good faith take such comments and consultation into account. No such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in criminal liabilities, equitable remedies or the imposition of any restriction on the business or operations of the Company after the Closing Date. The Company will keep Parent reasonably informed with respect to the status of any such Legal Proceeding and, except to the extent any such communications could result in a waiver of any applicable privileges and protections of confidentiality (including the attorney-client privilege and work product protection), and with the intention of preserving all such privileges and protections, the Company will cause its counsel to consult with counsel for Parent with respect to material decisions and strategy relating to defense or, to the extent applicable, prosecution of any such Legal Proceeding.

Section 7.6              Further Assurances. Without limitation or contravention of the provisions of Section 7.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party will (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Offer, the Merger or the other Transactions brought by any third party against such Party.

Section 7.7              Public Announcements; Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter, Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in its filings under applicable securities Laws, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) subject to any other applicable terms of this Agreement, the Company may make any disclosures, without Parent’s prior written consent (but with prior notice), in the Parent SEC Documents as may be required by applicable federal securities Laws; (c) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any applicable Law; and (d) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

Section 7.8              Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Offer, the Merger or any of the other Transactions, each of Parent and the Company and their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Offer, the Merger or the other Transactions.

Section 7.9              Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Company Stock Awards in the Transactions by applicable Section 16 individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10            Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the compensation committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 7.11            Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

Section 7.12            Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.13            Other Agreements and Understandings. Without the prior written consent of the Company Board, neither Parent nor Purchaser (or any other Affiliate of Parent) shall enter into any Contract or other agreement, arrangement or understanding (whether oral or written) or commitment to enter into an agreement, arrangement or understanding (whether oral or written) (a) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the Agreement Date that relate in any way to the Company or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature from the Offer Price or Merger Consideration in respect of the Shares held by such stockholder.

Section 7.14            Payoff Letters. Prior to the Closing, Company shall, and shall cause its Representatives to, use commercially reasonable best efforts to deliver to Parent executed customary payoff letters from each lender party to the Company Loan Agreement that (a) reflect the amounts required in order to pay in full all such amounts outstanding pursuant to the Company Loan Agreement as of the Closing (the “Payoff Amount”) and (b) provide that, upon payment in full of the amounts indicated, all Encumbrances securing such outstanding amounts pursuant to the Company Loan Agreement with respect to the assets of the Company and the Subsidiaries of the Company shall be terminated and of no further force and effect. Parent shall pay, or shall cause one or more of its Subsidiaries to pay, the Payoff Amount in full on behalf of the Company on the Closing Date.

Section 7.15            Company Convertible Notes. Within the time periods required by the terms of the Indenture, the Company shall take all actions required by, or reasonably requested by Parent pursuant to, the Indenture and applicable Law to be performed by the Company at or prior to the Effective Time as a result of the execution and delivery of this Agreement or the consummation of the Transactions, including the giving of any notices that may be required or reasonably requested by Parent and delivery to the trustee, noteholders or other applicable Persons, as applicable, of any documents or instruments required or reasonably requested by Parent to be delivered at or prior to the Effective Time to such trustee, noteholders or other applicable Persons, in each case in connection with the execution and delivery of this Agreement, the Transactions or as otherwise required by, or reasonably requested by Parent pursuant to, the Indenture.

Section 7.16            Tax Cooperation. During the Pre-Closing Period, the Parties and their agents and Affiliates shall cooperate with each other regarding the tax treatment of and reporting with respect to the Contingent Value Rights and CVR Consideration.

Article 8

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 8.1              No Restraints. There shall not have been issued by any court or other Governmental Body of competent jurisdiction and remain in effect any judgment, temporary, preliminary or permanent Order preventing the consummation of the Merger, nor shall any action have been taken, or Law (other than any Antitrust Law) have or Order been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body of competent jurisdiction and remain in effect which directly or indirectly prohibits, or makes illegal the consummation of the Merger.

Section 8.2              Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Article 9

TERMINATION

Section 9.1      Termination. This Agreement may be terminated, and the Offer and the Merger may be abandoned:

(a)            by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b)            by either Parent or the Company, at any time prior to the Offer Acceptance Time:

(i)            if (A) the Offer Acceptance Time shall not have occurred on or before midnight, Eastern Time, on February 11, 2022 (the “Initial End Date”, and, as such time and date as it may be extended pursuant to this Section 9.1(b)(i), the “End Date”) or (B) the Offer is terminated or withdrawn in accordance with Section 2.1(c) of this Agreement without any Shares being purchased thereunder; provided, however, that in the case of this Section 9.1(b)(i), if on the Initial End Date or the 30th day thereafter (each, an “Incremental Extended End Date”), all of the Offer Conditions, other than the condition in clause (e) of Annex I (HSR Act) and those conditions that by their nature are to be satisfied at the time that the Offer expires, shall have been satisfied or waived by Parent, then either Parent or the Company may, by written notice to the other prior to the Initial End Date or the first Incremental Extended End Date, as applicable, extend the Initial End Date or the first Incremental Extended End Date to midnight, Eastern Time, of the same date of the month immediately following the Initial End Date or the first Incremental Extended End Date, respectively; provided, further, in no event shall the End Date be later than April 11, 2022 (and all references to the End Date herein, including in Annex I shall be deemed to be references to such same date); provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(i) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the Offer Acceptance Time not occurring on or prior to the End Date; or

(ii)            if a court or other Governmental Body of competent jurisdiction shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which Order shall be final and nonappealable; provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(ii) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final and nonappealable Order.

(c)            by Parent, at any time prior to the Offer Acceptance Time:

(i)            if (A) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares, or shall have effected a Company Adverse Change Recommendation; or (B) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than the Offer), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer (each of clauses (A) and (B), a “Trigger Event”); provided, that Parent shall be permitted to terminate this Agreement pursuant to this Section 9.1(c)(i) only if Parent delivers written notice of termination within five (5) Business Days of the Trigger Event giving rise to Parent’s right to terminate pursuant to this Section 9.1(c)(i); or

(ii)            a breach of any representation or warranty contained in Article 4 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the conditions set forth in clause (b) (Representations and Warranties of the Company) or clause (c) (Covenants of the Company) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date on which Parent gives the Company written notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder.

(d)            by the Company, at any time prior to the Offer Acceptance Time:

(i)            in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if the Company has complied in all material respects with the notice, negotiation and other requirements of Section 7.1(b)(i) and the Company, substantially concurrently with such termination, pays to Parent the Termination Fee;

(ii)            if a breach of any representation or warranty contained in Article 5 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(iii)            in the event that (A) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a) or (B) Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to Section 9.1(d)(iii)(A) in the event that Purchaser’s failure to commence the Offer is primarily due to the Company’s material breach of this Agreement.

Section 9.2              Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) Section 2.1(d), Section 2.2(b), this Section 9.2, Section 9.3 and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Non-Disclosure Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any claim, liability or damages to the other in respect of any Willful Breach of this Agreement prior to such termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 10.5(b) in lieu of terminating this Agreement pursuant to Section 9.1.

Section 9.3              Expenses; Termination Fee.

(a)            Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)            In the event that:

(i)            this Agreement is terminated by the Company in accordance with Section 9.1(d)(i);

(ii)            this Agreement is terminated by Parent in accordance with Section 9.1(c)(i); or

(iii)            (x) this Agreement is terminated pursuant to Section 9.1(b)(i) (but in the case of a termination by the Company, only if at such time Parent has complied with its obligations under this Agreement in all material respects such that Parent would not be prohibited from terminating this Agreement pursuant to the third proviso of Section 9.1(b)(i)) as a result of the failure to satisfy the Minimum Condition, (y) after the Agreement Date and prior to such termination, any Person shall have publicly disclosed a bona fide Acquisition Proposal and such Acquisition Proposal shall not have been publicly withdrawn prior to the time of the termination of this Agreement and (z) within twelve (12) months of such termination, the Company shall have consummated an Acquisition Proposal (provided, that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “80%”); then, in any such event under this Section 9.3(b), the Company shall pay, or shall cause to be paid, to Parent the Termination Fee by wire transfer of same day funds to an account designed in writing by Parent (A) in the case of Section 9.3(b)(i), substantially concurrently with the termination of this Agreement (it being agreed that if such termination occurs on a day that is not a Business Day, “substantially concurrently” shall mean no later than on the next Business Day), (B) in the case of Section 9.3(b)(ii), within two (2) Business Days after such termination or (C) in the case of Section 9.3(b)(iii), within two (2) Business Days after the consummation of the Acquisition Proposal referred to in clause (z) above. Anything to the contrary in this Agreement notwithstanding, the Parties agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $18,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 9.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates and Representatives or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates and Representatives (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company, any of its Affiliates or any of its Representatives arising out of, relating to, or in connection with, this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(b) shall limit the rights of Parent or Purchaser under Section 10.5(b) or in the case of Willful Breach.

(c)            Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 9.3(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Company Related Parties”) in any circumstance in which the Termination Fee becomes due and payable, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the Transactions; provided, however, that nothing in this Section 9.3(c) shall limit the rights of Parent or Purchaser under Section 10.5(b) or in the case of Willful Breach. For the avoidance of doubt, Parent or Purchaser may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 10.5(b) or the payment of the Termination Fee pursuant to Section 9.3(b), but in no event shall Parent or Purchaser be entitled to both (i) equitable relief ordering the Company to consummate the Transactions in accordance with Section 10.5(b) and (ii) the payment of the Termination Fee pursuant to Section 9.3(b).

(d)            Each Party acknowledges that the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.

Article 10

MISCELLANEOUS PROVISIONS

Section 10.1            Amendments. Prior to the Offer Acceptance Time, subject to Section 7.4(e), this Agreement may be amended only with the approval of the Company Board and the board of directors of Parent. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.2            Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.3            No Survival. None of the representations or warranties in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement will survive the Effective Time.

Section 10.4            Entire Agreement; Counterparts. This Agreement (including the Company Disclosure Schedules and the exhibits, annexes, schedules and instruments referred to herein), the Contingent Value Right Agreement and the Support Agreements constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Non-Disclosure Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Non-Disclosure Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.5            Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a)            This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action or proceeding arising out of, relating to, in connection with or to enforce this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, or, if such United States District Court lacks subject matter jurisdiction, the Superior Court of the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 10.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 10.8. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, or, if such United States District Court lacks subject matter jurisdiction, the Superior Court of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the terms and conditions of this Section 10.5(b), the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 9.3: (x) except with respect to monetary damages, are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent nor Purchaser would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.5(b) shall not be required to provide any bond or other security in connection with the seeking of any such injunction or specific performance.

(c)            EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO, IN CONNECTION OR TO ENFORCE WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.6            Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void ab initio and of no effect.

Section 10.7            No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Offer Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable and (B) the right of the holders of Company Stock Awards to receive the Merger Consideration pursuant to Section 3.8; (ii) each Indemnified Person set forth in Section 7.4; (iii) the limitations on liability of the Company Related Parties set forth in Section 9.3(c), and (iv) the Debt Financing Sources with respect to Section 10.15. Notwithstanding the foregoing, the Company shall have the right to recover, through a Legal Proceeding brought by the Company, damages from Parent in the event of a breach of this Agreement by Parent or Purchaser, in which event the damages recoverable by the Company for itself and on behalf of the holders of Shares shall be determined by reference to the total amount, including the loss of the economic benefit of the Transactions, that would have been recoverable under the circumstances of such breach by such holders of Shares if all such holders brought an action against Parent and were recognized as third-party beneficiaries hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties and that, in some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8            Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof; provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

Pacira BioSciences, Inc.

5401 West Kennedy Boulevard, Suite 890

Tampa, Florida 33609

Attention:	Kristen Williams
Email:	Kristen.Williams@pacira.com

with a copy to (which shall not constitute notice):

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

Attention:	Jason Day
Jeffrey Beuche
Email:	JDay@perkinscoie.com
JBeuche@perkinscoie.com

if to the Company (prior to the Effective Time):

Flexion Therapeutics, Inc.
10 Mall Road, Suite 301
Burlington, MA 01803

Attention:	Mark S. Levine, General Counsel
Email:	mlevine@flexiontherapeutics.com
info@flexiontherapeutics.com

with a copy to (which shall not constitute notice):

Cooley LLP
500 Boylston Street
Boston, MA 02116

Attention:	Miguel Vega
Kevin Cooper
E-mail:	mvega@cooley.com
kcooper@cooley.com

Section 10.9       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the Parties as closely as possible such that the Transactions are fulfilled to the fullest extent possible.

Section 10.10     Obligation of Parent. Parent shall ensure that each of its Subsidiaries (including Purchaser), and shall use reasonable best efforts to ensure that each of its Representatives, duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries or its Representatives under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries and Representatives for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 10.11     Transfer Taxes. Except as provided in Section 3.6(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) shall be paid by Parent and Purchaser when due and payable. All necessary Tax Returns required to be filed with respect to any Transfer Taxes shall be prepared and filed by the party responsible for filing such Tax Return pursuant to applicable Law.

Section 10.12     Interpretations.

(a)        For purposes of this Agreement, the Parties agree that:

(i)            whenever the context requires, the singular number shall include the plural, and vice versa;

(ii)            the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”;

(iii)            the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;”

(iv)            the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders;

(v)            where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires;

(vi)            a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date;

(vii)            references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or, thereafter from time to time;

(viii)            the information contained in this Agreement and in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (A) any violation of Law or breach of Contract; or (B) that such information is material or that such information is required to be referred to or disclosed under this Agreement or such information constitutes a representation or warranty of the Company;

(ix)            the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”);

(x)            all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; and

(xi)            the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1).

(b)        Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require the Company to take any action in violation of applicable Law.

(c)        This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

Section 10.13     Company Disclosure Schedule References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedule will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement and any other Section or subsection of this Agreement where the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 10.14     Parent Disclosure Schedule References. The Parties agree that the disclosure set forth in any particular section or subsection of the Parent Disclosure Schedule will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Parent that are set forth in the corresponding Section or subsection of this Agreement and any other Section or subsection of this Agreement where the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 10.15     Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Commitment Letter, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan), and any appellate court from any thereof and each party hereto irrevocably submits itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court, (b) agrees that any such action or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Subsidiaries or controlled Affiliates to bring or support any action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any other agreement entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal (to the extent permitted by law) or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, and each of its Subsidiaries or controlled Affiliates in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any action or proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any other agreement entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) hereby waives any and all claims and causes of action against the Debt Financing Sources relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any other agreement entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.15, and (i) agrees that the provisions of this Section 10.15 and the definition of “Debt Financing Sources” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter.

[Signature pages follow]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

FLEXION THERAPEUTICS, INC.

By:	/s/ Michael Clayman
Name:	Michael Clayman
Title:	CEO

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

PACIRA BIOSCIENCES, INC.

By:	/s/ David Stack
Name:	David Stack
Title:	Chief Executive Officer

OYSTER ACQUISITION COMPANY INC.

By:	/s/ Kristen Williams
Name:	Kristen Williams
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Surviving Corporation Certificate of Incorporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FLEXION THERAPEUTICS, INC.

1.             Name. The name of the corporation is Flexion Therapeutics, Inc. (the “Corporation”).

2.             Registered Office. The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.             Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.             Stock. The total number of shares of stock the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, $0.001 par value per share. Each share of Common Stock shall be entitled to one vote.

5.             Change in Number of Shares Authorized. Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

6.             Election of Directors. The election of directors need not be by written ballot unless the bylaws shall so require.

7.             Authority of Directors. In furtherance of and not in limitation of the power conferred upon the board of directors by law, the board of directors shall have the power to make, adopt, alter, amend and repeal from time to time bylaws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal bylaws made by the board of directors.

8.             Liability of Directors. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. No amendment or repeal of this paragraph 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

9.             Indemnification. The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. If applicable law is amended after approval by the stockholders of this Article 9 to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any repeal or modification of the foregoing provisions of this paragraph 9 shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer of the Corporation occurring prior to such repeal or modification.

10.           Records. The books of the Corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the board of directors or in the bylaws of the Corporation.

[Remainder of Page Intentionally Left Blank]

A-1

IN WITNESS WHEREOF, the undersigned as executed this Amended and Restated Certificate of Incorporation as of this [●] day of [●], 2021.

By:
Name:
Title:

A-2

Exhibit B

Surviving Corporation Bylaws

BYLAWS

OF

FLEXION THERAPEUTICS, INC.

ARTICLE I
OFFICES AND AGENT

Section 1.      Registered Office and Registered Agent. The registered office of Flexion Therapeutics, Inc. (the “Corporation”) in the State of Delaware shall be located at 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation’s registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Corporation’s Board of Directors (the “Board”).

Section 2.      Other Offices. The Corporation may also have offices at such other places, both within and outside the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1.      Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as determined by resolution of the Board. If, at the place of the meeting, this date shall fall upon a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour. If no annual meeting is held in accordance with the foregoing provisions, the Board shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these Bylaws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

Section 2.      Special Meetings. Special meetings of stockholders may be called for any purpose (including, without limitation, the filling of Board vacancies and newly created directorships) and may be held at such time and place, within or outside the State of Delaware, and/or by means of remote communication as shall be stated in a notice of meeting or in a duly executed waiver of notice thereof. Such meetings may be called at any time by the Board, the Chairman of the Board, the Chief Executive Officer or the President and shall be called by the President upon the written request of holders of shares entitled to cast not less than forty percent (40%) of the votes at the meeting, which written request shall state the purpose or purposes of the meeting and shall be delivered to the President. The date, time and place, if any, and/or remote communication, of any special meeting of stockholders shall be determined by the Board.

Section 3.      Place of Meetings. The Board may designate any place, either within or outside the State of Delaware, and/or by means of remote communication, as the place of meeting for any annual meeting or for any special meeting called by the Board. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation.

Section 4.      Notice. Whenever stockholders are required or permitted to take any action at a meeting, written or printed notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and to vote at such meeting, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) or more than sixty (60) days before the date of the meeting. All such notices shall be delivered, either personally, by mail, or by a form of electronic transmission consented to by the stockholder to whom the notice is given, by or at the direction of the Board, the President or the Secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (x) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (y) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 5.      Stockholders List. The Corporation shall prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, and/or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a physical location, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 6.      Quorum. The holders of a majority of the votes represented by the issued and outstanding shares of capital stock entitled to vote thereon, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the Corporation’s Certificate of Incorporation (the “Certificate”). If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or transacting business, it shall be deemed present for the remainder of the meeting and any adjournment (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdrawal of enough stockholders to leave less than a quorum. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

Section 7.      Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8.      Vote Required. When a quorum is present, the affirmative vote of the majority of votes represented by shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law or of the Certificate a different vote is required, in which case such express provision shall govern and control the decision of such question. Where a separate vote by class is required, the affirmative vote of the majority of shares of such class present in person or represented by proxy at the meeting shall be the act of such class.

Section 9.      Voting Rights. Except as otherwise provided by the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”) or by the Certificate or any amendments thereto and subject to the provisions of Article VI hereof, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of common stock held by such stockholder.

Section 10.      Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy expressly provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the Secretary or a person designated by the Secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 11.      Action by Written Consent. Unless otherwise provided in the Certificate, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the state of Delaware, or the Corporation’s principal place of business, or an officer or agent of the Corporation having custody of the book or books in which proceedings of meetings of the stockholders are recorded. All consents properly delivered in accordance with this section shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by the holders of a sufficient number of shares to take such corporate action are delivered to the Corporation in the manner as required by this section within sixty (60) days of the first date on which a written consent is so delivered to the Corporation. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 12.      Action by Electronic Transmission Consent. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for the purposes of Section 12 of this Article II, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (a) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (b) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board.

Section 13.      Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to an action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders or for any other purpose shall be the close of business on the next day preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 14.      Fixing a Record Date for Action by Written Consent. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested or by facsimile or electronic mail, with confirmation of receipt. If no record date has been fixed by the Board and prior action by the Board is required by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 15.      Fixing a Record Date for Other Purposes. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE III
DIRECTORS

Section 1.      General Powers. Subject to the provisions of the DGCL and any limitations in the Certificate or these Bylaws relating to actions required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 2.      Number, Election and Term of Office. The number of directors which shall constitute the Board shall be as fixed from time to time by the affirmative vote of a majority of directors then entitled to vote thereon or by the affirmative vote of a majority of stockholders then entitled to vote thereon. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders, except as provided in Section 4 of this Article III. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3.      Removal and Resignation. Except as otherwise provided in the Certificate or the DGCL, any director or the entire Board may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that whenever the holders of any class or series of stock are entitled to elect one or more directors by the provisions of the Certificate, such director or directors may only be removed by the holders of a majority of the outstanding shares of such class or series of stock. Any director may resign by delivering his written resignation to the Corporation at its principal office addressed to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 4.      Vacancies. Unless and until filled by the stockholders of the Corporation and unless otherwise provided in the Certificate, any vacancy in the Board, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by a majority of the remaining members of the Board, even if such majority is less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, resignation or removal.

Section 5.      Annual Meetings. The annual meeting of each newly elected Board shall be held without notice (other than notice under these Bylaws) immediately after, and at the same place, if any, as the annual meeting of stockholders.

Section 6.      Other Meetings and Notice. Regular meetings, other than the annual meeting, of the Board may be held without notice at such time and at such place, if any, as shall from time to time be determined by resolution of the Board and promptly communicated to all directors then in office. Special meetings of the Board may be called by or at the request of the Chairman of the Board, the Chief Executive Officer or the President or at least two (2) of the directors on at least twenty-four (24) hours’ notice to each director, either personally, by telephone, by mail, and/or by electronic transmission. In like manner and on like notice, the President must call a special meeting on the written request of at least two (2) of the directors promptly after receipt of such request.

Section 7.      Quorum and Action at Meeting. At meetings of the Board or any committee designated by the Board, a majority of the directors then in office, or a majority of the members of any such committee, as the case may be, shall constitute a quorum for the transaction of business. If a quorum is present, the act of the majority of directors in attendance shall be the act of the Board or any committee thereof, as the case may be, unless the act of a greater number is required by these Bylaws, the Certificate or the DGCL. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn that meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Each director shall be entitled to one vote.

Section 8.      Committees. The Board may, by a resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of the absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of the DGCL, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation, if any, to be affixed to all such papers which may require it. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as the Board may otherwise determine, any committee (a) may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee, and (b) may make rules for the conduct of its business, but, unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board.

Section 9.      Committee Rules. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of a majority of the members of the committee then in office shall be necessary to constitute a quorum. In the event that a member and that member’s alternate, if alternates are designated by the Board as provided herein, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 10.      Telephonic Meeting. Members of the Board or any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

Section 11.      Waiver of Notice and Presumption of Assent. Any member of the Board or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting, except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 12.      Action by Written Consent. Except as otherwise provided in the Certificate, any action required or permitted by the DGCL to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents and electronic transmissions are filed with the minutes of proceedings of the Board or committee.

Section 13.      Compensation. Directors may be paid such compensation for their services and such reimbursements for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
OFFICERS

Section 1.      Number. The officers of the Corporation may consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers and assistant officers with such other titles as may be deemed necessary or desirable by the Board, including a Chairman of the Board, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. Any number of offices may be held by the same person and no officer need be a stockholder or a resident of the State of Delaware.

Section 2.      Election and Term of Office. Except as otherwise provided by law, the Certificate or these Bylaws, each officer shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. The officers of the Corporation shall be elected by the Board.

Section 3.     Resignation and Removal. Any officer may resign by delivering his written resignation to the Corporation at its principal office addressed to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer or agent of the Corporation may be removed, with or without cause, by a vote of the majority of the members of the Board whenever in its judgment the best interests of the Corporation may be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or an agent shall not of itself create contract rights.

Section 4.      Vacancies. The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave any vacancy unfilled for such period as it may determine. The officer so selected shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

Section 5.    Compensation. Compensation of all officers shall be fixed by the Board, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation.

Section 6.     Chairman of the Board. The Chairman of the Board, if any, shall preside as chairman at meetings of the stockholders and the Board. He shall, in addition, have such other duties as the Board may prescribe that he perform. At the request of the Chief Executive Officer, the Chairman of the Board may, in the case of the Chief Executive Officer’s absence or inability to act, temporarily act in his place. In the case of death of the Chief Executive Officer or in the case of his absence or inability to act without having designated the Chairman of the Board to act temporarily in his place, the Chairman of the Board shall perform the duties of the Chief Executive Officer, unless the Board, by resolution, provides otherwise. If the Chairman of the Board shall be unable to act in place of the Chief Executive Officer, the President may exercise such powers and perform such duties as are provided in Section 8 of this Article IV.

Section 7.      Chief Executive Officer. The Chief Executive Officer shall be the senior executive officer of the Corporation, and shall see that all orders and resolutions of the Board are carried into effect, shall have the power to appoint, set compensation for and remove such subordinate officers and agents other than those actually appointed or elected by the directors as the business of the Corporation may require, shall have general management authority over the business of the Corporation, and shall perform all other duties incident to the office of Chief Executive Officer and shall have such other powers and perform such other duties as may from time to time be assigned by the Board. The Chief Executive Officer, to the extent the Chairman of the Board is not appointed or is unable to preside at meetings of the stockholders and of the directors, shall discharge the duties of the presiding officer at meetings of stockholders (and of the directors, if he is a member of the Board). At each annual meeting of the stockholders, the Chief Executive Officer shall give a report of the business of the Corporation for the preceding fiscal year and shall perform whatever other duties the Board may from time to time prescribe.

Section 8.      President. The President shall have such powers and perform such duties as the Board may from to time prescribe or as the Chief Executive Officer may from time to time delegate to him. At the request of the Chief Executive Officer, in the case of the Chief Executive Officer’s absence or inability to act, the President may temporarily act in his place. In the case of the death of the Chief Executive Officer, or in the case of his absence or inability to act without having designated the President to act temporarily in his place, the Chairman of the Board, if any, shall exercise such powers and perform such duties, but if the Corporation has no Chairman of the Board, or if the Chairman is unable to act in place of the Chief Executive Officer, the President may exercise such powers and perform such duties.

Section 9.      Vice Presidents. The Vice Presidents shall also perform such other duties and have such other powers as the Board, the Chief Executive Officer or the President or these Bylaws may, from time to time, prescribe.

Section 10.    Secretary. The Secretary shall keep or cause to be kept, in books provided for that purpose, the minutes of the meetings of the stockholders, executive committee, if any, and any other committees, and of the Board; shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the records and the seal of the Corporation, if any, and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized and in accordance with the provisions of these Bylaws; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by the Board or by the Chief Executive Officer. In the absence of the Secretary or his inability to act, the Assistant Secretaries, if any, shall act with the same powers and shall be subject to the same restrictions as are applicable to the Secretary.

Section 11.    Treasurer. The Treasurer shall have custody of corporate funds and securities. He shall keep full and accurate accounts of receipts and disbursements and shall deposit all corporate monies and other valuable effects in the name and to the credit of the Corporation in the depository or depositories of the Corporation, and shall render an account of his transactions as Treasurer and of the financial condition of the Corporation to the Chief Executive Officer and/or the Board upon request. Such power given to the Treasurer to deposit and disburse funds shall not, however, preclude any other officer or employee of the Corporation from also depositing and disbursing funds when authorized to do so by the Board. The Treasurer shall, if required by the Board, provide to the Corporation a bond in such amount and with such surety or sureties as may be ordered by the Board for the faithful performance of the duties of his office. The Treasurer shall have such other powers and perform such other duties as may from time to time be prescribed by the Board or the Chief Executive Officer. In the absence of the Treasurer or his inability to act, the Assistant Treasurers, if any, shall act with the same authority and shall be subject to the same restrictions as are applicable to the Treasurer.

Section 12.      Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board.

Section 13.      Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer’s place during such officer’s absence or disability, the Board may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE V
INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 1.      Nature of Indemnity. Each person who was or is made a party or is threatened to be made a party to or is involved in any manner in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary, or agent of another Corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent which it is empowered to do so by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expenses, court costs, witness fees, fines, amounts paid in settlement or judgment, liability and loss and any other costs and expenses of any nature or kind incurred in connection with any Proceeding, including attorneys’ fees actually and reasonably incurred by such person in connection with such Proceeding (collectively, “Expenses”) and such indemnification shall inure to the benefit of his heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article V, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding initiated by such person only if (i) such Proceeding was authorized by the Board, (ii) such indemnification is expressly required to be made by law, or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law. The right to indemnification conferred in this Article V shall be a contract right and, subject to Sections 2 and 5 of this Article V, shall include the right to be paid by the Corporation the Expenses incurred in defending any such Proceeding in advance of its final disposition. The Corporation may, by action of its Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2.      Procedure for Indemnification of Directors and Officers. Any indemnification of a director or officer of the Corporation under Section 1 of this Article V or advance of Expenses under Section 5 of this Article V shall be made promptly, and in any event within forty-five (45) days, upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this Article V is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advancing of Expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of Expenses, twenty (20) days), the right to indemnification or advances as granted by this Article V shall be enforceable by the director or officer in any court of competent jurisdiction. Such person’s Expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for Expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3.      Article Not Exclusive. The rights to indemnification and the payment of Expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate, provisions of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4.      Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such liability under this Article V.

Section 5.      Expenses. Expenses incurred by any person described in Section 1 of this Article V in defending a Proceeding shall be paid by the Corporation in advance of such Proceeding’s final disposition, unless otherwise determined by the Board in the specific case, upon receipt of an undertaking by or on behalf of the director or officer or other person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. Such Expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

Section 6.      Employees and Agents. Persons who are not covered by the foregoing provisions of this Article V and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified, and may be advanced Expenses, to the extent authorized at any time or from time to time by the Board. The Board shall have the power to delegate the determination of whether to indemnify any such employee or other agent to such officers or other persons as the Board so determines.

Section 7.      Contract Rights. The provisions of this Article V shall be deemed to be a vested contract right between the Corporation and each director and officer who serves in any such capacity at any time while this Article V and the relevant provisions of the DGCL or other applicable law are in effect. Such contract right shall vest for each director and officer at the time such person is elected or appointed to such position, and no repeal or modification of this Article V or any such law shall affect any such vested rights or obligations of any current or former director or officer with respect to any state of facts or Proceeding regardless of when occurring.

Section 8.      Merger or Consolidation. For purposes of this Article V, references to “the Corporation” shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article V with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 9.      Saving Clause. If these Bylaws or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article V that shall not have been invalidated, or by any other applicable law. If this Article V shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and officer to the full extent under any other applicable law.

ARTICLE VI
CERTIFICATES OF STOCK

Section 1.      Form and Issuance of Stock. The shares of the Corporation shall be uncertificated. Unless otherwise voted by the stockholders and subject to the provisions of the Certificate, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by resolution of the Board in such manner, for such consideration and on such terms as the Board may determine. Consideration for such shares of capital stock shall be expressed in dollars, and shall not be less than the par value or stated value therefor, as the case may be. The par value for shares, if any, shall be stated in the Certificate, and the stated value for shares, if any, shall be fixed from time to time by the Board.

Section 2.      Transfer of Shares. Subject to applicable law, shares of stock of the Corporation may be transferred on its books upon the transfer to the Corporation or its transfer agent of a written assignment or power of attorney duly executed and with such proof of authority or authenticity of signature as the Corporation or its transfer agent may reasonably require. In that event, such shares shall be issued to the persons entitled to them, if any, and the transaction recorded on the books of the Corporation.

Section 3.      Registered Stockholders. Prior to the request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

Section 4.      Stock Ledger. An appropriate stock journal and ledger shall be kept by the Secretary or such registrars or transfer agents as the directors by resolution may appoint in which all transactions in the shares of stock of the Corporation shall be recorded.

Section 5.      Restriction on Transfer of Shares. Notice of any restriction on the transfer of the stock of the Corporation shall be contained in the notice sent to the registered owner of such shares in accordance with the provisions of the DGCL.

Section 6.      Subscriptions for Stock. Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board. Any call made by the Board for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VII
GENERAL PROVISIONS

Section 1.      Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate, if any, may be declared by the Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2.      Checks, Drafts or Orders. All checks, drafts, or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined by resolution of the Board or a duly authorized committee thereof.

Section 3.      Contracts. The Board may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 4.      Loans. The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or any of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute. Notwithstanding the foregoing, any such loan made, guaranteed or arranged for by the Corporation shall contain a provision requiring the borrower to repay the obligation in full if the Corporation becomes subject to the restrictions of the Sarbanes-Oxley Act of 2002, as amended, or if the borrower becomes an officer or director of a parent entity that is subject to the restrictions of the Sarbanes-Oxley Act of 2002, as amended.

Section 5.      Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

Section 6.      Corporate Seal. The Board may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware”. The seal, if any, may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7.      Voting Securities Owned By Corporation. Voting securities in any other corporation held by the Corporation shall be voted by the Chief Executive Officer, unless the Board specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 8.      Inspection of Books and Records. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation’s stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Delaware or at its principal place of business.

Section 9.      Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 10.      Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate, the DGCL or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VIII
AMENDMENTS

Subject to any voting requirements set forth in the Certificate, the Bylaws of the Corporation may be adopted, amended or repealed by the stockholders entitled to vote or, if so provided in the Certificate, by the Board. The fact that such power has been so conferred upon the Board shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws of the Corporation in accordance with these Bylaws and applicable law.

Exhibit C

Form of Contingent Value Right Agreement

EXHIBIT C

FORM OF CONTINGENT VALUE RIGHT AGREEMENT1

This Contingent Value Right Agreement, dated as of [●], 2021 (this “Agreement”), is entered into by and between Pacira BioSciences, Inc., a Delaware corporation (“Parent”), and [RIGHTS AGENT], a [●], as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and Flexion Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of October 11, 2021 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (“Shares”) and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) and (b) in the Merger, Parent has agreed to provide to holders of Company RSUs and holders of In-the-Money Options, in each case, that are outstanding as of immediately prior to the Effective Time (collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive contingent cash payments as hereinafter described;

WHEREAS, pursuant to Section 3.8(b) of the Merger Agreement, holders of Out-of-the-Money Options shall be entitled to receive contingent cash payments from Parent or the Surviving Corporation, subject to the terms of the Merger Agreement, upon delivery of a Milestone Notice (as hereinafter defined) to the Rights Agent; and

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1.	DEFINITIONS

1.1.            Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least 40% of the outstanding CVRs as set forth on the CVR Register.

1 Note to Draft: Subject to review by Rights Agent.

“Agreement” is defined in the Preamble to this Agreement.

“Assignee” has the meaning set forth in Section 7.3.

“BLA” shall mean a Biologics License Application as described in Title 21 of the U.S. Code of Federal Regulations, Part 601, et seq., that is submitted to the FDA in order to gain the FDA’s approval to commercialize a biologic product in the United States for the indications set forth in such BLA.

“Calendar Quarter” means each period of three consecutive months commencing on January 1, April 1, July 1 and October 1 of each calendar year.

“Calendar Year” means the period of four consecutive Calendar Quarters beginning on January 1 and ending on December 31 of each calendar year.

“Change of Control” means (i) a sale or other disposition of all or substantially all of the assets of either Parent or the Company on a consolidated basis (other than to any direct or indirect wholly owned subsidiary of Parent), (ii) a merger or consolidation involving either Parent or the Company in which Parent or the Company, respectively, is not the surviving entity, and (iii) any other transaction involving either Parent or the Company in which Parent or the Company, respectively, is the surviving entity but in which the stockholders of Parent or the Company, respectively, immediately prior to such transaction own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction, other than any bona fide equity financing transaction solely related to the continued financing of the operations of Parent and its subsidiaries.

“Commercially Reasonable Efforts” means, with respect to a task related to a product, the efforts required to carry out such task in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its controlled Affiliates would devote to a product of similar potential (including commercial potential), taking into account its proprietary position and profitability (including pricing and reimbursement status, but excluding the obligation to pay the Milestone Payments under this Agreement), anticipated or actual market conditions and economic return potential, the regulatory environment, and other relevant technical, commercial, legal, scientific and/or medical factors.

“Company” has the meaning set forth in the Recitals of this Agreement.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“Covered Milestone Payments” has the meaning set forth in Section 2.4(f).

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement where one (1) CVR is issuable for each Share and each Share subject to a Covered Equity Award.

“CVR Register” has the meaning set forth in Section 2.3(b).

“DTC” means The Depository Trust Company or any successor entity thereto.

“Event of Default” has the meaning set forth in Section 6.1.

“FDA” shall mean the U.S. Food and Drug Administration, or any successor agency thereto.

“Funds” has the meaning set forth in Section 2.4(h).

“FX201” means a product that includes the viral vector currently referred to by the Company as “FX201” and described in (a) IND #19,214 titled “Humantakinogene hadenovec, gene therapy for intra-articular administration for the treatment of osteoarthritis of the knee” submitted to the FDA on September 11, 2019 or any modification thereof, and (b) US Patent 10,301,647 and Provisional Patent Application 63236580.

“FX301” means the product currently referred to by the Company as “FX301” and described in (a) IND #146,177 titled “Post-surgical Regional Analgesia by Peripheral Nerve Block Technique” submitted to the FDA on January 26, 2021 or any modification thereof, and (b) PCT Application Number PCT/US2020/049826.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“ICC” has the meaning set forth in Section 7.6.

“Independent Accountant” has the meaning set forth in Section 4.5(a).

“Merger” has the meaning set forth in the Recitals of this Agreement.

“Merger Agreement” has the meaning set forth in the Recitals of this Agreement.

“Milestone” means each of Milestone 1, Milestone 2, Milestone 3, Milestone 4 and Milestone 5.

“Milestone 1” means, the first time that the Net Sales of the Company in any Calendar Year ending on or prior to the Milestone Deadline Date is equal to or exceeds $250,000,000.

“Milestone 1 Amount” means, with respect to the achievement of Milestone 1, an amount per CVR equal to $1.00.

“Milestone 2” means, the first time that the Net Sales of the Company in any Calendar Year ending on or prior to the Milestone Deadline Date is equal to or exceeds $375,000,000.

“Milestone 2 Amount” means, with respect to the achievement of Milestone 2, an amount per CVR equal to $2.00.

“Milestone 3” means, the first time that the Net Sales of the Company in any Calendar Year ending on or prior to the Milestone Deadline Date is equal to or exceeds $500,000,000.

“Milestone 3 Amount” means, with respect to the achievement of Milestone 3, an amount per CVR equal to $3.00.

“Milestone 4” means FDA approval of a BLA for FX201.

“Milestone 4 Amount” means, with respect to the achievement of Milestone 4, an amount per CVR equal to $1.00.

“Milestone 5” means FDA approval of a NDA for FX301.

“Milestone 5 Amount” means, with respect to the achievement of Milestone 5, an amount per CVR equal to $1.00.

“Milestone Deadline Date” means December 31, 2030.

“Milestone Non-Achievement Certificate” has the meaning set forth in Section 2.4(g).

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means each of Milestone 1 Amount, Milestone 2 Amount, Milestone 3 Amount, Milestone 4 Amount and Milestone 5 Amount.

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“NDA” shall mean a “new drug application” as such term is used under the United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. 301, et. seq., as it may be amended from time to time, including all subsequent submissions, supplements and amendments thereto.

“Net Sales” means the gross amount invoiced by Parent, any of its Affiliates (including the Surviving Corporation) or any of its Sublicensees (each, a “Selling Party”) to a third party for sales or distribution of the Product, less the following deductions actually incurred, allowed, paid and accrued, in each case, as calculated in accordance with GAAP consistently applied:

(i)            customary trade, cash and quantity discounts given to customers;

(ii)            rebates, credits and allowances given by reason of rejections returns, damaged or defective product or recalls, or any other items returned or returnable in accordance with policy;

(iii)            government-mandated rebates, credits and adjustments paid or deducted;

(iv)            customary price adjustments, allowances, credits, chargeback payments, discounts, rebates, free of charge concessions, fees and reimbursements granted or made to managed care organizations, wholesaler fees, group purchasing organizations or other buying groups, pharmacy benefit management companies, health maintenance organizations and any other providers of health insurance coverage, health care organizations or other health care institutions (including hospitals), health care administrators, patient assistance or other similar programs, or to federal state/provincial, local and other governments, including their agencies;

(v)            reasonable and customary freight, shipping, insurance and other transportation expenses to the extent included in the price and separately itemized on the invoice;

(vi)            amounts written off as uncollectable debt; provided that the amount of any uncollectable debt deducted pursuant to this exception and actually collected in a subsequent Calendar Quarter shall be included in Net Sales for such subsequent Calendar Quarter; and

(vii)            sales, value-added, excise taxes, tariffs and duties, and other taxes and government charges directly related to the sale, delivery or use of the Product (but not including taxes assessed against the net income derived from such sale).

No particular amount identified above shall be deducted more than once in calculating Net Sales (i.e., no “double counting” of deductions). Furthermore, Net Sales shall not include use of, disposition of, or sale at or below the direct manufacturing cost of, the Product by Parent, its Affiliates (including the Surviving Corporation) and/or its Sublicensees of the Product for non-clinical or clinical studies, samples, grants, patient-assistance programs or charitable donations.

Resales or sales of the Product made in good faith between or among any Selling Party shall not be included in the calculation of Net Sales but the subsequent resale or sale to a non-Affiliate third party (other than a Selling Party) shall be included in the computation of Net Sales.

In the event of any sale of Product for any consideration other than exclusively monetary consideration on bona fide arm’s-length terms, then for purposes of calculating Net Sales under this Agreement, such Product shall be deemed to have been sold exclusively for cash at the weighted (by sales volume) average sale price of such Product in bona fide arm’s-length transactions (when sold alone, and not with other products) in the applicable region in which such sale or other disposition occurred during the applicable accounting period in accordance with GAAP consistently applied. In the event of any sale or disposition of Product combined with other products, the Net Sales apportioned to the Product shall be calculated in accordance with GAAP consistently applied.

All Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, they shall be translated into Dollars in accordance with GAAP.

“Offer” has the meaning set forth in the Recitals of this Agreement.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (f) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; or (g) as provided in Section 2.6; provided that the term “Permitted Transfer” in respect of a CVR that was received with respect to Covered Equity Awards pursuant to the Merger Agreement shall be limited to the event described in (a), unless Parent permits otherwise.

“Product” means ZILRETTA® (triamcinolone acetonide extended-release injectable suspension).

“Progress Report” has the meaning set forth in Section 4.7.

“Progress Report Date” has the meaning set forth in Section 4.7.

“Purchaser” has the meaning set forth in the Recitals of this Agreement.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rules” has the meaning set forth in Section 7.6.

“Shares” is defined in the Preamble to this Agreement.

“Sublicensee” shall mean an authorized or permitted licensee or sublicensee of rights to the Product.

1.2.            Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (c) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (d) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (e) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (f) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date; (g) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or, thereafter from time to time; (h) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”); (i) all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; and (j) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; provided, however, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1). The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

2.	CONTINGENT VALUE RIGHTS

2.1.        CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

2.2.         Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void.

2.3.          No Certificate; Registration; Registration of Transfer; Change of Address.

(a)            The CVRs shall not be evidenced by a certificate or other instrument.

(b)            The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of the Shares by sending a lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Merger Agreement, such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock subject to such Covered Equity Awards cancelled in connection with the Merger.

(c)            Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Parent so reasonably determines that it does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the CVRs in the CVR Register and notify the Parent of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)            A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4.         Payment Procedures.

(a)            If any Milestone is achieved, then, in each case, on a date (a “Milestone Payment Date”) that is within sixty (60) days following the last day of such Calendar Quarter in which such Milestone is achieved, Parent will deliver to the Rights Agent (A) a notice (a “Milestone Notice”) indicating the achievement of such Milestone and that the Holders are entitled to receive the applicable Milestone Payment, and (B) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment to all Holders pursuant to Section 4.2, along with any letter of instruction reasonably required by the Rights Agent.

(b)            The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice and cash, by wire transfer of immediately available funds, equal to the aggregate amount necessary to pay the Milestone Payment to all Holders pursuant to Section 4.2 as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice. If a Milestone Payment is payable to the Holders, then at the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent shall also pay the Milestone Payment to each of the Holders in accordance with the corresponding letter of instruction (i) by electronic payment or check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions.

(c)            Parent shall be entitled to deduct or withhold, or cause the Rights Agent or the Surviving Corporation to deduct or withhold, from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations thereunder, or any other applicable Tax Law, as may be reasonably determined by Parent and communicated to the Rights Agent in writing. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than payroll withholding and reporting on the Covered Milestone Payments (as hereinafter defined)), Parent shall instruct the Rights Agent to use commercially reasonable efforts to solicit from such Holder an IRS Form W-9 or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide such Tax forms to avoid or reduce such withholding amounts. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and, to the extent required by applicable Law, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Holder to whom such amounts would otherwise have been paid an Internal Revenue Service Form 1099, an Internal Revenue Service Form W-2 or other reasonably acceptable evidence of such withholding. Prior to the Effective Time, Parent and the Rights Agent will cooperate to establish procedures for complying with applicable tax reporting, withholding and remittance obligations arising from any payments of the Covered Milestone Payments.

(d)            If any funds delivered to the Rights Agent for payment to Holders as Milestone Payments remain undistributed to the Holders on the one (1) year anniversary of the applicable Milestone Payment Date, Parent shall be entitled to require the Rights Agent to deliver to Parent or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Milestone Payments that may be payable.

(e)            Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payments delivered to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent. The indemnification provided by this Section 2.4(e) shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.

(f)            Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law, the parties hereto intend to treat (i) the CVRs received with respect to the Shares pursuant to the Merger Agreement for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Merger Agreement, (ii) any Milestone Payments received in respect of such CVRs as amounts realized on the disposition of the applicable CVRs (or Shares), and (iii) Milestone Payments paid in respect of each CVR that was received with respect to Covered Equity Awards pursuant to the Merger Agreement (the “Covered Milestone Payments”), and not the receipt of such CVR, for all U.S. federal and applicable state and local income tax purposes, as compensation for services in the year in which the Milestone Payment is made. Notwithstanding the foregoing, to the extent required by applicable tax Law, Parent shall, and shall cause the Surviving Corporation to, report imputed interest on the CVRs and Milestone Payments pursuant to Section 483 of the Code.

(g)            If a Milestone is not achieved during a Calendar Year, then on or before the date that is sixty (60) days after the expiration of each such Calendar Year period, Parent shall deliver to the Rights Agent a certificate certifying that such Milestone has not occurred (each, a “Milestone Non-Achievement Certificate”). The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Non-Achievement Certificate, send each Holder at its registered address a copy of such Milestone Non-Achievement Certificate, including detail regarding the ability of a Holder or Holders to dispute or contest such determination of non-achievement of a Milestone pursuant to this Agreement.

(h)            All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to the Parent, any Holder or any other Person, unless there is a diminution of the Funds due to a deposit or investment made by the Rights Agent, in which case, the Rights Agent agrees that such interest, dividends or earnings shall accrue to the benefit of Parent to the extent of such diminution of the Funds.

2.5.          No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)            The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)            The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates.

2.6.         Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6.

3.	THE RIGHTS AGENT

3.1.        Certain Duties and Responsibilities. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct (each as determined by a final judgment of a court of competent jurisdiction).

3.2.          Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)            the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b)            whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct (each as determined by a final judgment of a court of competent jurisdiction) on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)            the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)            the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e)            the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)            the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)            the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)            Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgement, fine, penalty, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of counsel in defending Rights Agent against any loss, liability, damage, judgement, fine, penalty, claim, demands, suits or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i)            Anything to the contrary notwithstanding, in the absence of fraud, bad faith or willful or intentional misconduct on the part of the Rights Agent, (i) the Rights Agent shall not be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits) arising out of any act or failure to act hereunder, even if the Rights Agent has been advised of the likelihood of such loss or damage or has foreseen the possibility or likelihood of such damages and (ii) the aggregate liability of the Rights Agent arising in connection with this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the amounts paid or payable hereunder by Parent to the Rights Agent as fees and charges;

(j)            Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement agreed upon in writing by the Rights Agent and Parent prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(k)            No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(l)            The provisions of this Section 3.2 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent, and the payment, termination and the expiration of the CVRs.

3.3.         Resignation and Removal; Appointment of Successor.

(a)            The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b)            If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)            Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d)            Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.

3.4.         Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4.	COVENANTS

4.1.            List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from the Paying Agent in the Offer, the Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards, the Company, the names and addresses of the Holders promptly upon the Offer Acceptance Time or the Effective Time, as applicable. Until such list of Holders are furnished to the Rights Agent, the Rights Agent shall have no duties, responsibilities or obligations with respect to such Holders.

4.2.            Payment of Milestone Payments. If a Milestone has been achieved in accordance with this Agreement, Parent shall, promptly (but in any event no later than five (5) Business Days) following the delivery of the Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment to all Holders.

4.3.            Books and Records. Parent shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.4.            Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5.            Audit Rights.

(a)            Until one (1) year after the Milestone Deadline Date, upon reasonable advance written notice from the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its controlled Affiliates as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder; provided that (x) such Acting Holders (and the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.5 and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The fees charged by such accounting firm shall be borne by the Acting Holders; provided that if the amount by which the Net Sales determined by the Independent Accountant are greater than the Net Sales determined by Parent results in Parent’s obligation to make a Milestone Payment, the fees charged by such accounting firm shall be borne by Parent. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The decision of such Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Parent shall not enter into any transaction constituting a Change of Control unless such agreement contains provisions that would permit such Independent Accountant with such access to the records of the other party in such Change of Control if and to the extent as are reasonably necessary to ensure compliance with this Section 4.5. The audit rights set forth in this Section 4.5(a) may not be exercised by the Acting Holders more than once in any given twelve (12) month period. Notwithstanding the foregoing, no audit pursuant to this Section 4.5(a) shall be permitted for any Calendar Year ending on a date more than three years prior to the date of written notice from the Acting Holders of commencement of an audit pursuant to this Section 4.5(a).

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(b)            If, in accordance with the procedures set forth in Section 4.5(a), the Independent Accountant concludes that any Milestone Payment should have been paid but was not paid when due, Parent shall promptly, and in any event within thirty (30) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report and in no event later than December 31 of the Calendar Year that includes such delivery date, pay each Holder such Milestone Payment (to the extent not paid on a subsequent date), plus interest at the thirty (30) day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such Milestone Payment should have been paid, as applicable, to the date of actual payment, pursuant to Section 2.4(a).

4.6.            Commercially Reasonable Efforts. Commencing upon the Closing and continuing until the earlier of the Milestone Deadline Date or the achievement of all Milestones, Parent shall, and shall cause its controlled Affiliates and direct any Sublicensees to, use Commercially Reasonable Efforts to achieve the Milestones. Without limiting the foregoing, neither Parent nor any of its controlled Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestones or the payment of any Milestone Payment.

4.7.            Progress Report. Within sixty (60) days after the end of the fourth (4th) Calendar Quarter of each Calendar Year prior to the Milestone Deadline Date or the achievement of all Milestones (each a “Progress Report Date”), Parent shall provide to the Rights Agent a written report setting forth in reasonable detail the activities Parent and its Affiliates have undertaken in the preceding twelve (12)-month period to market and commercialize the Product and develop each of FX201 and FX301 (the “Progress Report”). Parent’s obligation to deliver a Progress Report on any Progress Report Date pursuant to this Section 4.7 shall be deemed satisfied to the extent one or more of Parent’s periodic and current reports and other documents filed with the Securities and Exchange Commission then available on such Progress Report Date set forth in reasonable detail the activities Parent and its Affiliates have undertaken in such preceding twelve (12)-month period to market and commercialize the Product and develop each of FX201 and FX301.

5.	AMENDMENTS

5.1.	Amendments without Consent of Holders.

(a)            Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)            subject to Section 3.3(d), to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

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(ii)            to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)            to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)            as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(v)            to evidence the assignment of this Agreement by Parent as provided in Section 7.3; or

(vi)            any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b)            Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.6.

(c)            Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

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5.2.	Amendments with Consent of Holders.

(a)            Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)            Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3.            Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent and reasonably acceptable to Rights Agent stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Parent. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own obligations, rights, powers, immunities or duties under this Agreement or otherwise, and the Rights Agent shall not be bound by amendments not executed by it.

5.4.            Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1.            Event of Default. “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Body):

(a)            default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a Milestone Payment after a period of ten (10) Business Days after such Milestone Payment shall become due and payable; or

(b)            material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.

If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders by notice in writing to Parent and the Rights Agent, may, in their discretion, commence an arbitration proceeding to protect the rights of the Holders, including to obtain payment for any amounts then due and payable.

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Acting Holders shall have commenced such arbitration proceeding, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such arbitration proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

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6.2.            Arbitration Proceedings for Enforcement. If an Event of Default has occurred, has not been waived and is continuing, the Acting Holders may in their discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing arbitration proceedings pursuant to Section 7.6.

6.3.            Suits by Holders. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Notwithstanding the foregoing, in the event of an insolvency proceeding of the Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of the Parent or by any creditor of the Parent. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence arbitration proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1.            Notices to the Rights Agent and Parent. Any notice or other communication required or permitted to be delivered to Parent or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent, to it at:

[●]
Attention:	[●]
E-mail:	[●]

With a copy to:

[●]
Attention:	[●]
E-mail:	[●]

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If to Parent, to it at:

Pacira BioSciences, Inc.
5401 West Kennedy Boulevard, Suite 890
Tampa, Florida 33609
Attention: Kristen Williams
Email: Kristen.Williams@pacira.com

With a copy to:

Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, Colorado 80202
Attention: Jason Day; Jeffrey Beuche
Email: JDay@perkinscoie.com; JBeuche@perkinscoie.com

The Rights Agent or Parent may specify a different address, facsimile number or email address by giving notice in accordance with this Section 7.1.

7.2.            Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

7.3.            Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned subsidiaries of Parent for so long as they remain wholly owned subsidiaries of Parent and any such subsidiary may assign any or all of its rights, interests and obligations hereunder to one or more other direct or indirect wholly owned subsidiaries of Parent for so long as they remain wholly owned subsidiaries of Parent (each, an “Assignee”); provided that each such Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement; provided, further, that Parent shall remain liable for the performance by each such Assignee of all covenants, agreements and obligations of Parent hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly agree to assume and be bound by all of the terms and conditions of this Agreement. This Agreement shall not restrict Parent’s or any successor’s ability to merge or consolidate or enter into or consummate any Change of Control. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Acting Holders. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect. Unless a successor or assignee meets the requirements set forth in Section 3.3(b), Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

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7.4.            No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers. The rights hereunder of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may at any time agree to renounce, in whole or in part, whether or not for consideration, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.5.            Governing Law. This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.6.            Arbitration. Any dispute, controversy or claim (including any claim for breach hereof) based upon, relating to or arising out of this Agreement or any transaction contemplated hereby (other than a dispute, controversy or claim asserted against or by the Rights Agent to the extent pertaining to the Rights Agent’s rights, immunities, liabilities, duties, responsibilities or obligations hereunder) shall be resolved by binding arbitration conducted in accordance with the Rules of Arbitration (“Rules”) of the International Chamber of Commerce (the “ICC”). The arbitration shall be conducted by a panel of three arbitrators, each of whom shall be independent and a lawyer or retired judge with at least 15 years’ experience in the pharmaceutical/biotechnology industry and with mergers and acquisitions. No later than fifteen (15) days after an arbitration proceeding is commenced under this Section 7.6, Parent shall nominate one arbitrator and the Holder (or, if more than one Holder is a party to the arbitration proceeding, all such Holders collectively) shall nominate one arbitrator, and the two so nominated arbitrators shall select the third arbitrator. If the two arbitrators cannot or fail to agree upon the third arbitrator within fifteen (15) days of their confirmation by the ICC, the third arbitrator shall be appointed by the ICC in accordance with the Rules. The arbitration shall be administered by the ICC acting through its International Court of Arbitration. The arbitration shall be conducted in the English language and the seat, or place, of the arbitration shall be the city of New York, New York. Hearings shall be conducted in New York, New York, or at such other location as mutually agreed by Parent and the Holder or Holders that are party to the arbitration proceeding. The arbitration award shall be final, conclusive, binding and non-appealable and shall not be subject to further review by any court. The arbitrator shall have no power to amend or supplement the terms of this Agreement or the Merger Agreement or act ex aequo et bono. Judgment upon the award may be entered in any court having jurisdiction thereof. Each party shall bear his, her or its own costs of any such arbitration or investigation in respect of any dispute. Any award payable in favor of the Holders as a result of arbitration shall be distributed to the Holders on a pro rata basis, based on the number of CVRs held by each Holder. For clarity, the Rights Agent shall not have any duties or obligations to commence any arbitration proceeding pursuant to this Section 7.6.

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7.7.            Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.8.            Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made, upon the earlier to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) the full amount of each potential Milestone Payment required to be paid under the terms of this Agreement, (b) the termination of the Merger Agreement in accordance with its terms and (c) upon the Milestone Deadline Date. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or Sections 2.4(e), 3.2, 7.4 to 7.9, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.9.            Entire Agreement; Counterparts. As it relates to the Rights Agent, this Agreement constitutes the entire agreement of the parties hereto and supersedes all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof. As between the Parent and the Company, this Agreement and the Merger Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

7.10.            No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that (i) neither party owes any fiduciary duties to the Holders and (ii) the other party, its affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective affiliates, officers, directors or controlling Persons. The only obligations of the Parent and the Rights Agent to each other and their affiliates and their respective officers, directors and controlling Persons arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

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7.11.            Confidentiality. The Rights Agent and the Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information and any Progress Report, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, including any Holder, except as may be required by a valid order of an arbitration panel, court or Governmental Body of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

PARENT:

PACIRA BIOSCIENCES, INC.

By:
Name:
Title:

RIGHTS AGENT:

[●]

By:
Name:
Title:

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Exhibit D

Form of Waiver and Acknowledgment

ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”) unless specifically defined in this Annex I. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 2.1(c) of the Agreement) or amend the Offer as otherwise permitted by the Agreement, if: (A) the Minimum Condition shall not be satisfied as of one (1) minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer or (B) any of the additional conditions set forth in clauses (b) through (h) below shall not be satisfied or waived (to the extent permitted by the Agreement and applicable Law) in writing by Parent:

(a)            the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one (1) Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”);

(b)

(i)            the representations and warranties of the Company set forth in Section 4.4(a) and the first sentence of Section 4.4(c) (Capitalization, Etc.) of the Agreement shall have been true and accurate in all respects except for any immaterial inaccuracies, in each case, at and as of the Agreement Date and at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(ii)            the representations and warranties of the Company set forth in Section 4.4 (Capitalization, Etc.) (other than Section 4.4(a) and the first sentence of Section 4.4(c)), Section 4.3 (Authority; Binding Nature of Agreement), Section 4.24 (Merger Approval) and Section 4.26 (Brokers and Other Advisors) of the Agreement shall have been true and accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects, in each case, at and as of the Agreement Date and at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(iii)            the representations and warranties of the Company set forth in Section 4.7(a) (Absence of Changes) shall have been true and accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time;

(iv)            all of the other representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i), (b)(ii) or (b)(iii) above) shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects at and as of the Agreement Date and at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except where any failure of any representation or warranty to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)            the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d)            since the Agreement Date, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(e)            the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f)            Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been duly satisfied;

(g)            there shall not have been issued by any court or other Governmental Body of competent jurisdiction or remain in effect any judgment, temporary, preliminary or permanent Order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor shall any action have been taken, or any Law (other than any Antitrust Law) or Order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body of competent jurisdiction and remaining in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger; and

(h)            this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the Agreement and applicable Law. The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived (but solely to the extent permitted by the Agreement and applicable Law) by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exhibit 10.1

TENDER AND SUPPORT AGREEMENT

This Tender and Support Agreement (this “Agreement”) is entered into as of October 11, 2021, by and among Pacira BioSciences, Inc., a Delaware corporation (“Parent”), Oyster Acquisition Company Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and [●] (“Stockholder”).

Recitals

A.            Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock of Flexion Therapeutics, Inc., a Delaware corporation (the “Company”).

B.           Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger dated on or about the date hereof (the “Merger Agreement”) which provides, among other things, for Purchaser to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of Company Common Stock, par value $0.001 per share, of the Company (the “Company Shares”) and following the consummation of the Offer, the merger of Purchaser with and into the Company, with the Company continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement.

C.            As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement and as an inducement in consideration therefor, Stockholder has agreed to enter into this Agreement and tender and vote Stockholder’s Subject Securities (as defined below) as described herein.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.	CERTAIN DEFINITIONS

For purposes of this Agreement:

(a)            Capitalized terms used but not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

(b)          “Contract” means any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligations of any kind, including, any voting agreement, proxy arrangement, pledge agreement, stockholder agreement or voting trust, to which Stockholder is a party or by which the Subject Securities are bound.

(c)          “Expiration Date” means the earliest to occur, without any notice or other action by any Person, of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, or (iii) the entry without the prior written consent of Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in a decrease in, or a change in the form of, the Offer Price.

(d)           “Lien” means any lien, pledge, hypothecation, security interest, option, right of first refusal, proxy, voting trust or agreement, or other similar encumbrance on the Subject Securities (other than (i) as created by this Agreement, or (ii) restrictions on transfer under the Securities Act of 1933, as amended).

(e)            Stockholder is deemed to “Own” or to have acquired “Ownership” of a security if Stockholder (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(f)            “Subject Securities” means (i) all Company Shares Owned by Stockholder as of the date hereof and (ii) all additional Company Shares of which Stockholder acquires Ownership during the Support Period; provided that Company Shares that are automatically purchased under the Company’s 2013 Employee Stock Purchase Plan within ten (10) Business Days prior to the Closing shall not be Subject Securities. For the avoidance of doubt, Company Options and Company RSUs beneficially owned by Stockholder shall not be considered Subject Securities, and Company Shares issued upon the exercise of a Company Option or the settlement of a Company RSU during the Support Period shall be Subject Securities.

(g)            “Support Period” means the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

(h)            A Person is deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, gifts, hedges, encumbers, grants a Lien on or an option with respect to, enters into any derivative arrangement with respect thereto, transfers or disposes of such security or any interest in such security or right therein to any Person other than Parent or Purchaser; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, gift, hedge, encumbrance or Lien of, grant of an option with respect to, a derivative arrangement, transfer of or disposition of such security or any interest or right therein to any Person other than Parent or Purchaser; or (iii) reduces such Person’s beneficial ownership of or interest in or risk relating to such security or enters into a derivative arrangement with respect to such security.

SECTION 2.	TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1            Restriction on Transfer of Subject Securities. Subject to Section 2.3 below, during the Support Period, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected. Without limiting the generality of the foregoing, during the Support Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer other than the Offer.

2.2            Restriction on Transfer of Voting Rights. During the Support Period, Stockholder shall ensure that: (a) none of the Subject Securities is deposited or otherwise transferred into a voting trust or any voting agreement or arrangement is entered into with respect to the Subject Securities (other than this Agreement); (b) no proxy, power-of-attorney, consent right or other authorization is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities (other than this Agreement); and (c) no action is taken or permitted that would in any way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or otherwise make any representation or warranty of Stockholder herein untrue or incorrect.

2.3          Permitted Transfers. Section 2.1 above shall not prohibit a Transfer of Subject Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or otherwise for estate planning purposes, or (ii) by will or under the laws of intestacy upon the death of Stockholder; (b) make Transfers or dispositions not involving a change in beneficial ownership; (c) if Stockholder is a trust, to any beneficiary of Stockholder or the estate of any such beneficiary; (d) by operation of law or to a charitable organization qualified under Section 501(c)(3) of the Code; (e) by exercise of a Company Option (including a net or cashless exercise of such Company Option to purchase Company Shares); (f) to the Company to cover tax withholding obligations of Stockholder in connection with any option exercise or the vesting of any restricted stock or restricted stock unit award, provided that the underlying Subject Securities shall continue to be subject to the restrictions on transfer set forth in this Agreement; or (g) pursuant to the Company’s 10b5-1 Plan up to that number of Subject Securities as permitted to be sold under such 10b5-1 Plan; provided, however, that a Transfer referred to in clauses “(a)” through “(d)” of this sentence shall be permitted only if (A) all of the representations and warranties in this Agreement with respect to Stockholder would be true and correct upon such Transfer, (B) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (C) such transfer occurs no later than three (3) Business Days prior to the Expiration Date.

SECTION 3.	TENDER OF SUBJECT SECURITIES

3.1            Tender of Subject Securities. Until the Expiration Date, Stockholder hereby agrees, subject to Section 3.3, to tender the Subject Securities free and clear of all Liens, or cause such Subject Securities to be tendered, into the Offer no later than the tenth (10th) Business Day following the receipt by Stockholder of the Offer Documents (collectively, the “Initial Tender Shares”). If Stockholder acquires additional Subject Securities after the date hereof and during the Support Period, Stockholder shall tender or cause to be tendered such Subject Securities on or before the earlier of (a) five (5) Business Days after such acquisition, and (b) one (1) Business Day prior to the Expiration Date (the “Additional Tender Shares”, and together with the Initial Tender Shares, the “Tender Shares”). Until the Expiration Date, Stockholder will not withdraw the Tender Shares, or cause the Tender Shares to be withdrawn, from the Offer. Stockholder shall notify Parent as promptly as reasonably practicable in writing of the number of any additional shares of Company Shares which Stockholder acquires beneficial or record ownership after the date hereof and during the Support Period.

3.2            Return of Subject Securities. If (a) the Offer is terminated or withdrawn by Parent or Purchaser, or (b) the Expiration Date occurs prior to the purchase of the Subject Securities in the Offer, Parent and Purchaser shall promptly direct any depository acting on behalf of Parent and Purchaser to return, all Tender Shares to Stockholder.

3.3           No Requirement to Exercise. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require Stockholder to exercise any Company Option or other equity award or require any Stockholder to purchase any Company Shares, and nothing herein shall prohibit Stockholder from exercising any Company Option or other equity award or warrant held by Stockholder in accordance with the applicable plan, award grant agreement(s), and/or other agreements(s) or document(s) evidencing such Company Option or other equity award or warrant, as applicable.

SECTION 4.	VOTING OF COMPANY SHARES

4.1           Voting Covenant. During the Support Period, Stockholder hereby irrevocably and unconditionally agrees that, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, Stockholder shall, in each case to the fullest extent that such Subject Securities are entitled to be voted therein: (a) appear at each such meeting or otherwise cause all such Subject Securities to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of the Subject Securities, and unless otherwise directed in writing by Parent:

(a)            in favor of (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, and (ii) each of the other Transactions;

(b)            against any action or agreement which is intended or would reasonably be expected to impede, delay, postpone, interfere with, nullify, prevent or adversely affect in any material respect the Merger or any of the other Transactions or this Agreement, including (i) any proposal of any Person (other than Parent and Purchaser) to acquire the Company or all or substantially all of the assets thereof or to engage in any other similar extraordinary corporate transaction, (ii) any amendment to the certificate of incorporation or bylaws of the Company, (iii) any material change to the capitalization of the Company, (iv) any change in a majority of the directors of the Company Board and (v) any action, proposal, or agreement that would reasonably be expected to result in the any breach of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement or this Agreement; and

(c)            against any Acquisition Proposal and any action in furtherance of any Acquisition Proposal.

During the Support Period, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in a manner inconsistent with clauses “(a)”, “(b)” or “(c)” of this Section 4.1.

4.2            Further Assurances. Stockholder shall not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Securities that is inconsistent with this Agreement or otherwise take any other action with respect to any of the Subject Securities that would restrict, limit or interfere with the performance of any of Stockholder’s obligations hereunder.

SECTION 5.	WAIVER OF APPRAISAL RIGHTS

5.1            During the term of this Agreement, Stockholder hereby (a) irrevocably and unconditionally waives, and agrees not to exercise or assert, on its own behalf or on behalf of any other holder of Company Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that Stockholder may have by virtue of, or with respect to, any Subject Securities and (b) agrees not to commence or join in and agrees to use commercially reasonable efforts to take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser or the Company or any of their respective successors that challenges the validity of, or seeks to enjoin, any provision of this Agreement or alleges breach or any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

SECTION 6.	REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to each of Parent and Purchaser as follows:

6.1            Authorization, etc. Stockholder has the authority and legal capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly authorized, executed and delivered by Stockholder and, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement thereof may be limited by (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is married, and any of the Subject Securities constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against Stockholder’s spouse in accordance with its terms, except as enforcement thereof may be limited by (x) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (y) rules of law governing specific performance, injunctive relief and other equitable remedies.

6.2            No Conflicts or Consents.

(a)           The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) assuming the compliance of each of the Company, Parent and Purchaser, with all applicable Antitrust Laws, conflict with or violate any Law applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound; (b) if Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of Stockholder; or (c) result in or constitute (with or without notice or lapse of time) any material breach of or material default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Lien on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s Affiliates or properties is or may be bound or affected, except, in each case, for any conflict, violation, breach, default or right which would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

(b)            The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any filing with or notification of, nor any permit, authorization, consent or approval of, any Person, other than under any applicable Antitrust Laws or where the failure to make such filings or obtain such permits, authorizations, consents or approvals would not, individually or in the aggregate, prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement. Assuming the compliance of each of the Company, Parent and Purchaser with all applicable Antitrust Laws, no consent or notification of, or registration, declaration or filing with, any Governmental Body is required to be obtained or made by or with respect to Stockholder in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement, or where the failure to obtain such consents or make such registrations, declarations or filings would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

6.3          Title to Company Shares. Stockholder (a) owns, free and clear of any Lien (other than Liens that would not adversely affect in any material respect the ability of Stockholder to perform Stockholder’s obligations hereunder), the Subject Securities set forth opposite Stockholder’s name on Exhibit A to this Agreement, and (b) except as set forth in Exhibit A hereto, does not hold or have any ownership interest in any other Company Shares or any performance based stock awards, restricted stock, restricted stock units, options (including any granted pursuant to the Company Equity Plan or the Company Prior Plan) or warrants to acquire Company Shares, or other rights or securities convertible into or exercisable or exchangeable for Company Shares.

6.4            Legal Proceedings. As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder or any of Stockholder's properties or assets that would reasonably be expected to impair the ability of Stockholder to perform Stockholder’s obligations hereunder.

6.5         Merger Agreement. Stockholder and its Representatives have reviewed and understand the terms of this Agreement and the Merger Agreement, and Stockholder has had the opportunity to consult with Stockholder’s counsel in connection with this Agreement.

6.6            Voting Power. Stockholder has full voting power with respect to all the Subject Securities, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Subject Securities. None of the Subject Securities are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder.

6.7            Reliance. Stockholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

SECTION 7.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Each of Parent and Purchaser hereby, jointly and severally, represents and warrants to Stockholder as follows:

7.1            Authorization, etc. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by each of Parent and Purchaser and, assuming due authorization, execution and delivery by Stockholder, constitutes a legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was organized, except where the failure to be in good standing would not, individually or in the aggregate, prevent or materially delay the performance by Parent or Purchaser of their obligations under this Agreement.

7.2            No Conflicts or Consents. The execution and delivery of this Agreement by Parent and Purchaser does not, and the performance of this Agreement by Parent and Purchaser and their respective Representatives will not: (a) conflict with or violate any Law or Order applicable to Parent and Purchaser (or any of such Representatives); or (b) require any filing with, nor any permit, authorization, consent or approval of, or require any consent of, or registration, declaration or filing with, any Governmental Body, other than (i) any applicable requirements of the Exchange Act, Nasdaq, and the DGCL, (ii) as required by Antitrust Laws, (iii) as contemplated by the Merger Agreement (including schedules thereto), and (iv) where the failure to obtain such consents or approvals or to make such filings, would not, individually or in the aggregate, prevent or materially delay the performance by Parent or Purchaser of their obligations under this Agreement.

SECTION 8.	COVENANTS OF STOCKHOLDER

8.1            Stockholder Information; Disclosure. Stockholder hereby consents to and authorizes the publication and disclosure by Parent, Purchaser and the Company (including in the Schedule TO, the Schedule 14D-9 or any other publicly filed documents relating to the Merger, the Offer or the Transactions) of: (a) Stockholder’s identity; (b) Stockholder’s ownership of the Subject Securities; and (c) the nature of Stockholder’s commitments, arrangements and understandings under this Agreement (including filing this Agreement as an exhibit to any publicly filed documents relating to the Merger, the Offer or the Transactions), and any other information that Parent, Purchaser or the Company determines to be necessary in any SEC disclosure document in connection with the Offer, the Merger or the Transactions. Stockholder further agrees as promptly as practicable to notify Parent, Purchaser and the Company of any required corrections with respect to any written information supplied by Stockholder specifically for use in any such disclosure document.

8.2           Further Assurances. From time to time and without additional consideration, Stockholder shall (at Parent’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, consents and other instruments, and shall (at Parent’s sole expense) take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

8.3            Stop Transfer Order; Legends. Stockholder hereby agrees that it will not request that the Company register the Transfer of any certificated or uncertificated interest representing any of the Subject Securities, unless such Transfer is made in compliance with this Agreement. In furtherance of this Agreement, concurrently herewith, Stockholder shall, and hereby does authorize Parent to direct the Company or its counsel to, notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Securities (and that this Agreement places limits on the voting and transfer of such shares). The parties hereto agree that such stop transfer order shall be removed and shall be of no further force and effect upon the Expiration Date.

8.4           Public Announcement. Stockholder shall not, and shall cause its Representatives not to, directly or indirectly, issue any press release, public announcement or make any other public statement or communication with respect to the transactions contemplated by this Agreement or the Merger Agreement without the prior written consent (email sufficient) of Parent, except as may be required by applicable Law provided that to the extent feasible, Stockholder shall notify Parent in advance of any public statement it intends to make without Parent approval because disclosure is required by applicable Law.

8.5            Waiver of Certain Actions. Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Expiration Date or the Closing) or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

SECTION 9.	MISCELLANEOUS

9.1      Adjustments. In the event that, between the date of this Agreement and the Effective Time, (a) the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or (b) Stockholder shall become the beneficial owner of any additional Company Shares, then the terms of this Agreement shall apply to the Company Shares held by Stockholder immediately following the effectiveness of the events described in the aforementioned clause (a) or Stockholder becoming the beneficial owner thereof as described in the aforementioned clause (b), as though, in either case, they were Subject Securities hereunder. In the event that Stockholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 4 hereof, then the terms of Section 4 hereof shall apply to such other securities as though they were Subject Securities hereunder.

9.2      Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements in this Agreement, and all rights and remedies with respect thereto, shall not survive the Expiration Date.

9.3      Expenses. Except as provided in Sections 4.2 and 8.2 hereof, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

9.4      Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission; provided, that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other parties):

if to Stockholder:

at the address set forth on the signature page hereof;

and if to Parent or Purchaser (or following the Effective Time, the Company):

5401 West Kennedy Boulevard, Suite 890

Tampa, Florida 33609

Attention: Kristen Williams

Email: Kristen.Williams@pacira.com

with a copy to (which copy shall not constitute notice):

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

Attention: Jason Day; Jeffrey Beuche

Email: JDay@perkinscoie.com; JBeuche@perkinscoie.com

9.5      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.6      Entire Agreement; Counterparts. This Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.7      Assignment; Binding Effect. No party may assign (by merger, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that each of Parent or Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of Stockholder; provided, however, that no such assignment shall release Parent or Purchaser of any of its obligations under this Agreement or enlarge any obligation of Stockholder hereunder. Any purported assignment in violation of this Agreement will be void ab initio.

9.8      Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

9.9      Governing Law.

(a)       This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.9(c), in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.9(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties); and (ii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.4. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)       The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy will occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that (i) the parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.9(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the transactions contemplated hereby and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.9(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)       EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.10    Waiver. No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of such party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.11    Termination. This Agreement and all rights and obligations of the parties hereunder shall automatically terminate, and no party shall have any rights or obligations hereunder, and this Agreement shall be revoked and become null and void on, and have no further effect as of the Expiration Date. Nothing in this Section 9.11 shall relieve any party from any liability for any Willful Breach of this Agreement occurring prior to the termination of this Agreement and the provisions of this Section 9 (other than Section 9.1) shall survive any termination of this Agreement. For the avoidance of doubt, the representations and warranties herein shall not survive the termination of this Agreement.

9.12    Directors and Officers. Stockholder signs this Agreement solely in Stockholder’s capacity as a stockholder of the Company, and not in Stockholder’s capacity as a director, officer or employee of the Company. Nothing in this Agreement shall be construed to prohibit Stockholder or any of Stockholder’s Representatives who is an officer or member of the Company Board from taking any action (or failure to act) in his or her capacity as an officer or member of the Company Board or from taking any action with respect to any Acquisition Proposal solely in their capacity as such an officer or director or in the exercise of his or her fiduciary duties in his or her capacity as director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken solely in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement.

9.13    Construction.

(a)       For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)       The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)       As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement, unless otherwise stated, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)       Unless otherwise indicated all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, as applicable.

(e)       The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to effect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(f)        References to “$” refer to United States dollars unless otherwise noted.

9.14    No Ownership Interest. All rights, ownership and economic benefits of and relating to the Subject Securities at a given time shall remain vested in and belong to Stockholder as of such time, and neither Parent nor Purchaser shall have any authority to exercise any power or authority to direct Stockholder in the voting of any of the Subject Securities, except as otherwise specifically provided herein.

9.15    No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by all parties hereto.

9.16    Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, (i) in the case of an amendment, by each of (x) Parent and the Purchaser, on the one hand, and (y) Stockholder, on the other hand, or (ii) in the case of a waiver, by each party against whom such waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

[Remainder of page intentionally left blank]

In Witness Whereof, each of Parent, Purchaser and Stockholder has caused this Tender and Support Agreement to be executed as of the date first written above.

PACIRA BIOSCIENCES, INC.

By:
Name:
Title:

OYSTER ACQUISITION COMPANY INC.

By:
Name:
Title:

[Signature Page to Tender and Support Agreement]

In Witness Whereof, each of Parent, Purchaser and Stockholder has caused this Tender and Support Agreement to be executed as of the date first written above.

Stockholder

Signature

Printed Name

Address:

Email:

[Signature Page to Tender and Support Agreement]

Exhibit A

Subject Securities, Company RSUs and Company Options

Stockholder:

Number of:

Company Shares
Shares Underlying Company RSUs
Company Options

Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Pacira BioSciences to Acquire Flexion Therapeutics Further Expanding Leadership
Position in Non-Opioid Pain Management

-- Adds highly complementary ZILRETTA® to Pacira commercial offering --

-- Combined portfolio offers end-to-end non-opioid solutions along the pain pathway --

-- Further enhances topline revenue growth; provides attractive potential synergies and expected to be accretive to full-year 2022 earnings and significantly accretive thereafter --

-- Pacira to host conference call today at 8:30 AM ET --

TAMPA, FL and BURLINGTON, MA, October 11, 2021 – Pacira BioSciences, Inc. (Nasdaq: PCRX), the industry leader in its commitment to non-opioid pain management and regenerative health solutions, and Flexion Therapeutics, Inc. (Nasdaq: FLXN) today announced a definitive agreement pursuant to which Pacira will acquire Flexion for $8.50 per share in cash, plus one non-tradeable contingent value right (CVR) worth up to $8.00 per share in cash. The CVR is payable (subject to certain terms and conditions) in the event certain sales and/or regulatory milestones are achieved, as set forth in more detail below. The transaction was unanimously approved by the board of directors of each of Pacira and Flexion.

Flexion is a commercial-stage biopharmaceutical company focused on the development and commercialization of novel, local non-opioid therapies for the treatment of patients with musculoskeletal conditions, including osteoarthritis (OA), postsurgical pain and low back pain. Approved in 2017, Flexion’s lead product, ZILRETTA® (triamcinolone acetonide extended-release injectable suspension) is the first and only FDA-approved treatment for OA knee pain utilizing extended-release microsphere technology.

“This acquisition is a major milestone in our strategy to build a robust offering of novel, non-opioid treatments to improve patient care along the neural pain pathway while simultaneously providing us with a complementary commercial asset in ZILRETTA for the treatment of OA knee pain,” said Dave Stack, chairman and chief executive officer of Pacira. “We believe the Flexion portfolio further solidifies Pacira as a leader in opioid-sparing pain management as we continue to redefine the role of opioids as a last resort rescue medication. Importantly, this acquisition creates diversification and growth to our topline while providing what we would expect to be meaningful synergies that should result in substantial near- and long-term accretion to our cash flows and earnings.”

“Pacira shares our commitment to advancing non-opioid pain control and we believe it is ideally positioned to drive continued clinical and commercial success of ZILRETTA, FX201, and FX301,” said Michael Clayman, M.D., chief executive officer and co-founder of Flexion. “This combination with Pacira offers Flexion stakeholders excellent prospects for value creation, particularly as the contingent value rights provide the opportunity to continue to benefit from the ongoing success of Flexion’s products and programs.”

“I’d like to thank all of our employees – past and present -- for their extraordinary commitment and superb contributions that have translated into ZILRETTA, a medicine that matters, getting to increasing numbers of patients in need and to a pipeline of potentially transformative medicines,” continued Dr. Clayman.

Pacira Transaction Rationale

•	Innovative non-opioid portfolio directly aligns with the Pacira mission to provide an opioid alternative to as many patients as possible and address medical needs along the neural pain pathway.

•	Flexion’s ZILRETTA is a non-opioid injection that will allow Pacira to offer a treatment to manage OA pain of the knee at an earlier stage of the patient’s journey along the neural pain pathway

•	Complementary sales call points and clinical-stage pipeline offer significant cost synergies across research and development and commercial activities.

•	Adds multiple clinical milestones, including the initiation of a Phase 3 registration trial of ZILRETTA in shoulder osteoarthritis and the advancement of Phase 1 studies of FX201 for musculoskeletal pain, including OA, and FX301 as a lower extremity nerve block for postsurgical pain.

•	Immediately revenue generating and expected to be accretive to full-year 2022 earnings and significantly accretive thereafter.

Transaction Details

Under the terms of the definitive agreement, Pacira will commence a tender offer to acquire all outstanding shares of Flexion for a purchase price of $8.50 per share in cash, plus one non-tradeable CVR. The CVR will entitle Flexion stockholders to up to an additional $8.00 per share in cash payable (subject to certain terms and conditions) upon achievement of the following milestones:

•	$1.00 per share if total calendar year ZILRETTA net sales achieve $250 million;

•·	$2.00 per share if total calendar year ZILRETTA net sales achieve $375 million;

•	$3.00 per share if total calendar year ZILRETTA net sales achieve $500 million;

•	$1.00 per share upon U.S. FDA approval of FX201; and

•	$1.00 per share upon U.S. FDA approval of FX301.

The milestones associated with each contingent cash payment must be achieved, if at all, on or before December 31, 2030. There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and Pacira will fund the transaction from its existing cash resources.

Flexion’s board of directors unanimously recommends that Flexion’s stockholders tender their shares in the tender offer. Additionally, Flexion’s directors and executive officers, or their affiliates, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Timing to Close

The transaction is anticipated to close during the fourth quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Flexion’s common stock. Following the successful closing of the tender offer, Pacira will acquire any shares of Flexion that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

Third Quarter Performance and Guidance Update

Today Pacira and Flexion are providing the following preliminary unaudited results and updates for the third quarter of 2021. The financial information included in this press release is preliminary, unaudited, and subject to adjustment. It does not present all information necessary for an understanding of either company’s financial results for the third quarter or full year 2021.

•	EXPAREL net product sales of $121.9 million for the third quarter and $39.7 million for the month of September 2021, compared with $113.7 million and $39.5 million in the prior year, respectively. The number of EXPAREL selling days for the month of September was 21 in both 2021 and 2020. The elective surgery market faced additional pandemic-related challenges in August and September due to regional surges in COVID-19 delta variant cases, staffing shortages, and surgical fatigue from care teams addressing significant procedure backlogs. These variables began to subside in the latter part of September and Pacira expects the fourth quarter to reflect improving market dynamics.

•	iovera° net product sales of $4.2 million for the third quarter and $2.3 million for the month of September 2021, compared with $2.7 million and $1.1 million in the prior year, respectively.

•	Flexion expects that ZILRETTA net sales were in the range of $21 million to $23 million for the third quarter of 2021. Third quarter 2021 sales were negatively impacted, particularly in the second half of the quarter, by the following primary factors: (a) temporary disruptions from rebate program modifications, (b) pandemic-related challenges, and (c) several unanticipated manufacturing batch failures that led to short-dated ZILRETTA inventory resulting in smaller order sizes by physician practices and product returns from specialty distributors.

•	Consistent with Pacira practices, Flexion is withdrawing its ZILRETTA sales guidance for 2021.

Advisors

J.P. Morgan Securities LLC acted as financial advisor to Pacira and Perkins Coie LLP is serving as its legal advisor. Lazard acted as lead financial advisor and Goldman Sachs also acted as financial advisor to Flexion. Cooley LLP is serving as Flexion’s legal advisor.

Conference Call and Webcast

The Pacira management team will host a conference call today at 8:30 AM ET to discuss the proposed transaction.  To participate in the conference call, dial 1-877-845-0779 and provide the passcode 9675803. International callers may dial 1-720-545-0035 and use the same passcode. In addition, a live audio of the conference call will be available as a webcast. Interested parties can access the event through the “Events” page on the Pacira website at investor.pacira.com.

For those unable to participate in the live call, a replay will be available at 1-855-859-2056 (domestic) or 1-404-537-3406 (international) using the passcode 9675803. The replay of the call will be available for two weeks from the date of the live call. The webcast will be available on the Pacira website for approximately two weeks following the call.

About Pacira BioSciences

Pacira BioSciences, Inc. (Nasdaq: PCRX) is the industry leader in its commitment to non-opioid pain management and regenerative health solutions to improve patients’ journeys along the neural pain pathway. The company’s long-acting local analgesic, EXPAREL® (bupivacaine liposome injectable suspension) was commercially launched in the United States in April 2012. EXPAREL utilizes DepoFoam®, a unique and proprietary product delivery technology that encapsulates drugs without altering their molecular structure and releases them over a desired period of time. In April 2019, Pacira acquired the iovera° system, a handheld cryoanalgesia device used to deliver precise, controlled doses of cold temperature only to targeted nerves. To learn more about Pacira, including the corporate mission to reduce overreliance on opioids, visit www.pacira.com.

About Flexion Therapeutics

Flexion Therapeutics (Nasdaq: FLXN) is a biopharmaceutical company focused on the development and commercialization of novel, local therapies for the treatment of patients with musculoskeletal conditions, beginning with osteoarthritis (OA), , the most common form of arthritis. The company’s approved product, ZILRETTA®, is the first and only extended-release, intra-articular, or IA (meaning in the joint), injection indicated for the management of OA knee pain. ZILRETTA is a non-opioid therapy that employs a proprietary microsphere technology to provide effective pain relief. To learn more about Flexion, please visit flexiontherapeutics.com.

About EXPAREL®

EXPAREL (bupivacaine liposome injectable suspension) is indicated in patients 6 years of age and older for single-dose infiltration to produce postsurgical local analgesia, and in adults as an interscalene brachial plexus nerve block to produce postsurgical regional analgesia. Safety and efficacy have not been established in other nerve blocks. Since its launch, EXPAREL has been used in over nine million patients.   The product combines bupivacaine with DepoFoam®, a proven product delivery technology that delivers medication over a desired time period. EXPAREL represents the first and only multivesicular liposome local anesthetic that can be utilized in the peri- or postsurgical setting. By utilizing the DepoFoam platform, a single dose of EXPAREL delivers bupivacaine over time, providing significant reductions in cumulative pain scores with up to a 78 percent decrease in opioid consumption; the clinical benefit of the opioid reduction was not demonstrated. Additional information is available at www.EXPAREL.com.

Important Safety Information about EXPAREL for Patients

EXPAREL should not be used in obstetrical paracervical block anesthesia. In studies in adults where EXPAREL was injected into a wound, the most common side effects were nausea, constipation, and vomiting. In studies in adults where EXPAREL was injected near a nerve, the most common side effects were nausea, fever, and constipation. In the study where EXPAREL was given to children, the most common side effects were nausea, vomiting, constipation, low blood pressure, low number of red blood cells, muscle twitching, blurred vision, itching, and rapid heartbeat. EXPAREL can cause a temporary loss of feeling and/or loss of muscle movement. How much and how long the loss of feeling and/or muscle movement depends on where and how much of EXPAREL was injected and may last for up to 5 days. EXPAREL is not recommended to be used in patients younger than 6 years old for injection into the wound, for patients younger than 18 years old for injection near a nerve, and/or in pregnant women. Tell your health care provider if you or your child has liver disease, since this may affect how the active ingredient (bupivacaine) in EXPAREL is eliminated from the body. EXPAREL should not be injected into the spine, joints, or veins. The active ingredient in EXPAREL can affect the nervous system and the cardiovascular system; may cause an allergic reaction; may cause damage if injected into the joints; and can cause a rare blood disorder.

About iovera°®

The iovera° system is used to destroy tissue during surgical procedures by applying freezing cold. It can also be used to produce lesions in peripheral nervous tissue by the application of cold to the selected site for the blocking of pain. It is also indicated for the relief of pain and symptoms associated with osteoarthritis of the knee for up to 90 days. In one study, the majority of the patients suffering from osteoarthritis of the knee experienced pain and system relief beyond 150 days. The iovera° system’s “1×90” Smart Tip configuration (indicating one needle which is 90 mm long) can also facilitate target nerve location by conducting electrical nerve stimulation from a separate nerve stimulator. The iovera° system is not indicated for treatment of central nervous system tissue.

Important Safety Information for iovera°®

The iovera° system is contraindicated for use in patients with the following: Cryoglobulinemia; Paroxysmal cold hemoglobinuria; cold urticaria; Raynaud’s disease; open and/or infected wounds at or near the treatment line. Potential complications: As with any surgical treatment that uses needle-based therapy, there is potential for temporary site-specific reactions, including but not limited to: bruising (ecchymosis); swelling (edema); inflammation and/or redness (erythema); pain and/or tenderness; altered sensation (localized dysesthesia). Typically, these reactions resolve with no physician intervention. Patients may help the healing process by applying ice packs to the affected sites, and by taking over-the-counter analgesics.

About ZILRETTA (triamcinolone acetonide extended-release injectable suspension)

On October 6, 2017, ZILRETTA was approved by the U.S. FDA as the first and only extended-release intra-articular therapy for patients confronting OA-related knee pain. ZILRETTA employs proprietary microsphere technology combining triamcinolone acetonide—a commonly administered, short-acting corticosteroid—with a poly lactic-co-glycolic acid (PLGA) matrix to provide extended pain relief. The pivotal Phase 3 trial on which the approval of ZILRETTA was based showed that ZILRETTA significantly reduced OA knee pain for 12 weeks, with some people experiencing pain relief through Week 16. Learn more at www.zilretta.com.

Indication and Select Important Safety Information for ZILRETTA

Indication: ZILRETTA is indicated as an intra-articular injection for the management of OA pain of the knee. Limitation of Use: The efficacy and safety of repeat administration of ZILRETTA have not been demonstrated.

Contraindication: ZILRETTA is contraindicated in patients who are hypersensitive to triamcinolone acetonide, corticosteroids or any components of the product.

Warnings and Precautions:

•	Intra-articular Use Only: ZILRETTA has not been evaluated and should not be administered by epidural, intrathecal, intravenous, intraocular, intramuscular, intradermal, or subcutaneous routes. ZILRETTA should not be considered safe for epidural or intrathecal administration.

•	Serious Neurologic Adverse Reactions with Epidural and Intrathecal Administration: Serious neurologic events have been reported following epidural or intrathecal corticosteroid administration. Corticosteroids are not approved for this use.

•	Hypersensitivity reactions: Serious reactions have been reported with triamcinolone acetonide injection. Institute appropriate care if an anaphylactic reaction occurs.

•	Joint infection and damage: A marked increase in joint pain, joint swelling, restricted motion, fever and malaise may suggest septic arthritis. If this occurs, conduct appropriate evaluation and if confirmed, institute appropriate antimicrobial treatment.

Adverse Reactions: The most commonly reported adverse reactions (incidence ≥1%) in clinical studies included sinusitis, cough, and contusions.

Please see ZILRETTALabel.com for full Prescribing Information.

About FX201 (humantakinogene hadenovec)

FX201 is a novel, intra-articular gene therapy product candidate that utilizes a helper-dependent adenovirus (HDAd) vector based on human serotype 5 (Ad5) that is designed to transfer a gene to cells in the joint to produce an anti-inflammatory protein, interleukin-1 receptor antagonist (IL-1Ra), under the control of an inflammation-sensitive promoter. Inflammation is a known cause of pain, and chronic inflammation is thought to play a major role in the progression of OA. By persistently suppressing inflammation, Flexion believes FX201 holds the potential to provide long-term pain relief and functional improvement, and to modify disease progression. A Phase 1b study in patients with moderate to severe OA knee pain is currently being conducted. Flexion expects initial results by year end.

About FX301 (funapide formulated in a proprietary thermosensitive hydrogel)

FX301 is a locally administered NaV1.7 inhibitor product candidate, known as funapide, formulated for extended release in a thermosensitive hydrogel. The initial development of FX301 is intended to support administration as a peripheral nerve block for control of post-operative pain. Flexion believes FX301 has the potential to provide effective and durable pain relief while preserving motor function. A Phase 1b study in patients undergoing bunionectomy surgery is currently being conducted. Flexion expects results by year end.

About Osteoarthritis of the Knee

OA, also known as degenerative joint disease, affects more than 30 million Americans and accounts for more than $185 billion in annual expenditures. In 2017, approximately 15 million Americans were diagnosed with OA of the knee and the average age of physician-diagnosed knee OA has fallen by 16 years, from 72 in the 1990s to 56 in the 2010s. The prevalence of OA is expected to continue to increase as a result of aging, obesity and sports injuries. Each year, approximately five million OA patients receive either a corticosteroid (immediate-release or extended-release) or hyaluronic acid intra-articular injection to manage their knee pain.

Forward-Looking Statements

Any statements in this press release about Pacira’s or Flexion’s future expectations, plans, trends, outlook, projections and prospects, and other statements containing the words ““believes,” “anticipates,” “plans,” “estimates,” “expects,” “intends,” “may,” “will,” “would,” “could,” “can” and similar expressions, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion and the timing and benefits thereof, Pacira’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks relating to, among others: risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the possibility that if Pacira does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Pacira’s shares could decline; the impact of the worldwide COVID-19 (Coronavirus) pandemic and related global economic conditions on Pacira’s and/or Flexion’s business and results of operations; the success of Pacira’s sales and manufacturing efforts in support of the commercialization of EXPAREL and iovera°; the rate and degree of market acceptance of EXPAREL and iovera°; the size and growth of the potential markets for EXPAREL and iovera° and Pacira’s ability to serve those markets; Pacira’s plans to expand the use of EXPAREL and iovera° to additional indications and opportunities, and the timing and success of any related clinical trials for EXPAREL and iovera°; the ability to successfully integrate any future acquisitions into Pacira’s existing business, including Flexion; and the recoverability of Pacira’s deferred tax assets and factors discussed in the “Risk Factors” of each of Pacira’s and Flexion’s most recent Annual Report on Form 10-K and in other filings that Pacira and Flexion periodically make with the Securities and Exchange Commission (SEC). In addition, the forward-looking statements included in this press release represent Pacira’s and/or Flexion’s views, as applicable, as of the date of this press release. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements, and as such each of Pacira and Flexion anticipates that subsequent events and developments will cause its respective views to change. However, while Pacira or Flexion may elect to update these forward-looking statements at some point in the future, each of Pacira or Flexion specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing either Pacira’s or Flexion’s views as of any date subsequent to the date of this press release.

Additional Information about the Transaction and Where to Find It

The tender offer (the “Offer”) described in this press release has not yet commenced, and this release is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Pacira and its acquisition subsidiary, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Flexion. The Offer to purchase the outstanding shares of Flexion will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.

Investor Contacts:

Pacira BioSciences

Susan Mesco, (973) 451-4030

susan.mesco@pacira.com

Flexion Therapeutics

Scott Young, (781) 305-7194

syoung@flexiontherapeutics.com

Media Contact:

Coyne Public Relations

Kristin Capone, (973) 588-2108

kcapone@coynepr.com

Exhibit 99.2

Pacira to Acquire Flexion, Further Expanding Leadership Position in Non-Opioid Pain Management October 11, 2021

Forward-looking statements and where to find additional information 2 Any statements in this communication about Pacira BioSciences, Inc.’s (“Pacira”) or Flexion Therapeutics, Inc.’s (“Flexion”) future expectations, plans, trends, outlook, projections and prospects, and other statements containing the words “believes,” “anticipates,” “plans,” “estimates,” “expects,” “intends,” “may,” “will,” “would,” “could,” “can” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion and the timing and benefits thereof, Pacira’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks relating to, among others: risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the possibility that if Pacira does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Pacira’s shares could decline; the impact of the worldwide COVID-19 (Coronavirus) pandemic and related global economic conditions on Pacira’s and/or Flexion’s business and results of operations; the success of Pacira’s sales and manufacturing efforts in support of the commercialization of EXPAREL and iovera°; the rate and degree of market acceptance of EXPAREL and iovera°; the size and growth of the potential markets for EXPAREL and iovera° and Pacira’s ability to serve those markets; Pacira’s plans to expand the use of EXPAREL and iovera° to additional indications and opportunities, and the timing and success of any related clinical trials for EXPAREL and iovera°; the ability to successfully integrate any future acquisitions into Pacira’s existing business, including Flexion; and the recoverability of Pacira’s deferred tax assets and other factors discussed in the “Risk Factors” of each of Pacira’s and Flexion’s most recent Annual Report on Form 10-K and in other filings that Pacira and Flexion periodically make with the Securities and Exchange Commission (the “SEC”). In addition, the forward-looking statements included in this communication represent Pacira’s and/or Flexion’s views, as applicable, as of the date of this communication. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements, and as such each of Pacira and Flexion anticipates that subsequent events and developments will cause its respective views to change. However, while Pacira or Flexion may elect to update these forward-looking statements at some point in the future, each of Pacira or Flexion specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing either Pacira’s or Flexion’s views as of any date subsequent to the date of this communication. Additional Information about the Transaction and Where to Find It The tender offer (the “Offer”) described in this communication has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Pacira and Oyster Acquisition Company Inc., a wholly owned subsidiary of Pacira, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Flexion. The Offer to purchase the outstanding shares of Flexion will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.

Agenda

Overview and Opportunity	1	**Dave Stack** *Chief Executive Officer and Chairman*
Strategic Rationale	2	**Ron Ellis, DO, MBA** *Senior Vice President Corporate Strategy & Business Development*
Financial Overview and Transaction Details	3	**Charles A. Reinhart III** *Chief Financial Officer*
Q&A	4	**Dave Stack** **Ron Ellis, DO, MBA** **Charles A. Reinhart III**

3

Agenda 3 1 Overview and Opportunity Strategic Rationale Financial Overview and Transaction Details Q&A Dave Stack Chief Executive Officer and Chairman Ron Ellis, DO, MBA Senior Vice President Corporate Strategy & Business Development Charles A. Reinhart III Chief Financial Officer Dave Stack Ron Ellis, DO, MBA Charles A. Reinhart III 1 2 3 4

Pacira growth pillars in innovative non-opioid pain management and regenerative health solutions further bolstered by Flexion 4 PursuingInnovation 2 1 ExpandingProductUtilization TWO GLOBAL GROWTH PILLARS FURTHER ENHANCED Core Values Patient-centered, determined, passionate, innovative thinkers, trust builders, team driven Vision The global leader in delivering innovative non-opioid pain management and regenerative health solutions Mission Provide an opioid alternative to as many patients as possible using ERAS multimodal protocols and opioids for rescue only • Innovative non-opioid portfolio directly aligns with the Pacira mission to provide an opioid alternative to as many patients as possible • Combined portfolio offers end- to-end non-opioid solutions • Adds novel, non-opioid treatment to improve patient care earlier on the neural pain pathway • Provides bridge to chronic pain

1. Wright EA, Katz JN, Abrams S, Solomon DH, Losina E. Trends in prescription of opioids from 2003-2009 in persons with knee osteoarthritis. Arthritis Care Res (Hoboken). 2014;66(10):1489-95. 2. Williams AR, Bisaga A. From AIDS to opioids – how to combatan epidemic. N Engl J Med 2016;375(9):813-815 3. Cisternas MG, Murthy L, Sacks JJ, Solomon DH, Pasta DJ, Helmick CG. Alternative Methods for Defining Osteoarthritis and the Impact on Estimating Prevalence in a US Population-Based Survey. Arthritis Care Res (Hoboken). 2016 May;68(5):574-80. Osteoarthritis (OA) affects 30+ million Americans and costs >$185 billion in annual expenses 5 Progressive breakdown and loss of cartilage Most common type of arthritis, also known as degenerative joint disease Since the 1990’s average age at OA diagnosis has fallen from 72 to 56 ~40% of Medicare patients with OA prescribed opioids and 2015 Part D spending for these drugs exceeded $4 billion¹,² Currently over 30 million adults living in the U.S. have OA and that number is expected to grow in the coming years driven by aging, obesity and increasing sports injuries³ OA affects 14% of adults aged 25 and older and 34% of those aged 65 and older Accounts for $185+ billion in annual U.S. healthcare expenditures

5
Rehabilitation and recovery
iovera°
4
Acute
Surgery
NON-OPIOID
EXPAREL
3
iovera°
Pre-surgical pain
('Prehabilitation')
Zilretta
triamcinolone acetonide extended release
injectable suspension 32 mg
2
Osteoarthritis pain
iovera°
1
Pain; Injury/trauma
(Regenerative medicine)

6

Building a differentiated portfolio of opioid-sparing solutions along the neural pain pathway 6 Pre-surgical pain (’Prehabilitation’) Strategic focus: Building non-opioid and regenerative medicine franchises across the continuum of care Pain; Injury/trauma (Regenerative medicine) Osteoarthritis pain Rehabilitation and recovery Acute Surgery

Commercial potential for ZILRETTA in OA of the knee3 ZILRETTA overview and addressable opportunity 7 Patients treated for knee OA in 2018: ~15.2M Treated with intra-articular (IA) injection2: ~5M Patients with steroid injections: ~4.5M X Average number of treatments per patient/year: ~1.5 Patients with HA course: ~0.9M X Average number of treatments per patient/year: ~1.3 ZILRETTA’s long-lasting benefits and excellent safety profile will be key components of product messaging to to capture a larger portion of the IA treatment market for OA knee pain IA annual treatments = ~7.9M ZILRETTA: The first and only FDA-approved extended release, intra-articular therapy for OA knee pain ZILRETTA is a non-opioid therapy utilizing Flexion’s proprietary PLGA1 microsphere formulation to: • Provide rapid, substantial and persistent pain relief over 12 weeks, with a safety profile similar to placebo • Deliver extended release of triamcinolone acetonide at the source of the patient’s pain ZILRETTA PK/PD studies demonstrated: • Peak plasma concentrations were 11-fold lower than immediate release TA • Minimal effects on blood glucose vs. immediate release TA in Type 2 diabetes patients with knee OA Manufacturing: • Manufacturing facility located adjacent to Pacira facilities in Swindon Source: Company filings 1. PLGA: Poly(lactic-co-glycolic acid) 2. Patients may receive both HA and Steroid injections in the same year 3. Source: IQVIA | PHARMETRICS PLUS HEALTH PLAN CLAIMS DATABASE, 2018 study year, Projected to the US Insured Population – All figures approximate

Transaction rationale 8 Portfolio Expanding pain continuum Immediate synergies Robust milestones Financial impact • Innovative non-opioid portfolio highly complementary to EXPAREL and iovera⁰; directly aligns with the Pacira mission and strategy to address medical needs along the neural pain pathway • ZILRETTA® is a non-opioid injection that will allow Pacira to offer a treatment to manage OA pain of the knee at an earlier stage of the patient’s journey along the neural pain pathway • Complementary drug/device portfolio and sales call points offers significant cost synergies across R&D and Sales & Marketing organization • Adds multiple clinical milestones, including the initiation of a P3 registration trial of ZILRETTA in shoulder osteoarthritis and the advancement of P1 studies of FX201 for musculoskeletal pain and FX301 as a lower extremity nerve block for postsurgical pain • Immediately revenue generating and expected to be accretive to full-year 2022 earnings and significantly accretive thereafter Flexion pipeline FDA Approved Phase 3b Phase 1 Phase 2 Acute post-operative pain OA Pain/disease modification OA Knee synovial inflammation OA Knee pain OA Shoulder Pain/ adhesive capsulitis

• Under the terms of the definitive agreement, Pacira to commence a tender offer to acquire all outstanding shares of Flexion for a purchase price of $8.50 per share in cash plus one non-tradeable CVR • The CVR entitles Flexion stockholders and certain holders of Flexion stock options to up to an additional $8.00 per share in the aggregate in cash payable (subject to certain terms and conditions) upon the following conditions: – $1.00 per share if total calendar year ZILRETTA net sales achieve $250 million; – $2.00 per share if total calendar year ZILRETTA net sales achieve $375 million; – $3.00 per share if total calendar year ZILRETTA net sales achieve $500 million; – $1.00 per share upon U.S. FDA approval of FX201; and – $1.00 per share upon U.S. FDA approval of FX301. • The conditions for payment of each contingent cash payment must be achieved, if at all, on or before 12/31/30 • All cash transaction; Pacira to fund from existing cash resources • Expected to close in 4Q21, subject to customary closing conditions • Following successful closing of the tender offer, Pacira will acquire any shares not tendered through a second-step merger at the same consideration as tender offer, without a meeting or vote of Flexion’s stockholders, in accordance with Delaware law • Flexion’s board of directors unanimously recommends that Flexion’s stockholders tender their shares in the tender offer Transaction details 9

• EXPAREL net product sales of $121.9 million for the third quarter and $39.7 million for the month of September 2021, compared with $113.7 million and $39.5 million in the prior year, respectively – The elective surgery market faced additional pandemic-related challenges in August and September due to regional surges in COVID-19 delta variant cases, staffing shortages, and surgical fatigue from care teams addressing significant procedure backlogs – These variables began to subside in the latter part of September; Pacira expects improving market dynamics in 4Q21 • iovera° net product sales of $4.2 million for the third quarter and $2.3 million for the month of September 2021, compared with $2.7 million and $1.1 million in the prior year, respectively Pacira third quarter performance 10

Transaction makes Pacira earnings outlook even more compelling 11 1 Creates diversification and growth to topline Meaningful synergies to drive substantial near- and long-term accretion Expands leadership position in non-opioid pain management • Differentiated commercial portfolio of end-to-end non-opioid solutions along the neural pain pathway • 3 complementary commercial assets – each with strong growth potential • 3Q21 YTD: EXPAREL up 27% and iovera up 76% versus PY • Immediately synergistic commercial call points • Expected to be accretive to 2022 earnings; significantly accretive thereafter • Pacira estimates that it only needs to capture ~30% of potential synergies for breakeven in 2022 3 2 • Directly aligns with Pacira mission to provide an opioid alternative to as many patients as possible and address medical needs along the neural pain pathway • Provides bridge into chronic pain space

Questions?

Exhibit 99.3

Pacira BioSciences October 11, 2021

Corporate Speakers:

•	Susan Mesco; Pacira BioSciences, Inc.; Head of IR

•	David Stack; Pacira BioSciences, Inc.; Chairman & CEO

•	Ronald Ellis; Pacira BioSciences, Inc.; SVP

•	Charles Reinhart; Pacira BioSciences, Inc.; CFO

Participants:

•	David Amsellem; Piper Sandler & Co.; Research Division, MD & Senior Research Analyst

•	David Steinberg; Jefferies LLC; Research Division, Specialty Pharma Analyst & Equity Analyst

•	Christopher Neyor; JPMorgan Chase & Co; Research Division, Analyst

•	Anita Dushyanth; Joh. Berenberg, Gossler & Co. KG; Research Division, Analyst

•	Gregory Fraser; Truist Securities, Inc.; Research Division, Research Analyst

•	Serge Belanger; Needham & Company, LLC; Research Division, Senior Analyst

•	Andreas Argyrides; Wedbush Securities Inc.; Research Division, Analyst

•	Oren Livnat; H.C. Wainwright & Co, LLC; Research Division, MD & Senior Healthcare Analyst

•	Gary Nachman; BMO Capital Markets Equity Research; Analyst

PRESENTATION

Operator^ Good day, and thank you for standing by. Welcome to the Pacira BioSciences conference call. (Operator Instructions) Please be advised that today's conference is being recorded. (Operator Instructions) I would now like to hand the conference over to your speaker today, Susan Mesco, Head of Investor Relations. Please go ahead.

Susan Mesco^ Thank you, Shannon, and good morning, everyone. Welcome to today's conference call to discuss Pacira's acquisition of Flexion Therapeutics. Joining me on today's call are Dave Stack, Chairman and Chief Executive Officer; Ron Ellis, Senior Vice President, Strategy and Corporate Development; and Charlie Reinhart, Chief Financial Officer.

Before we begin, let me remind you that today's call will include forward-looking statements based on current expectations regarding the potential transaction and our business.

Such statements represent our judgment as of today and may involve risks and uncertainties. For information concerning risk factors that could affect the company, please refer to our filings with the SEC, which are available from the SEC or our website as well as Slide 2 at the beginning of today's presentation.

In addition, we'd like to call to your attention the additional information on Slide 2 about the tender offer to be commenced, for which the required tender offer documentation for both parties will be filed with the SEC upon commencement of the tender offer. Please also refer to the information in such documents when they become available. With that, I will now turn the call over to Dave Stack.

David Stack^ Thank you, Susan. Good morning, everyone, and thank you for joining us. I'll start with Slide 4 and highlight how delighted we are to announce our proposed acquisition of Flexion Therapeutics, a company that we have been tracking internally for some time and one that shares our vision of providing non-opioid treatment alternatives to as many patients as possible.

This acquisition is a major milestone in our stated strategy to build out a robust offering of non-opioid treatments to improve patient care along the neuro pain pathway, while simultaneously providing us with another bridge into the chronic pain space, along with iovera°, our cryotherapy asset.

Importantly, this transaction strengthens 2 of our key growth pillars: pursuing innovation and expanding product utilization. As background, Flexion is a commercial stage biopharmaceutical company focused on the development and commercialization of novel, local, non-opioid therapies for the treatment of patients with musculoskeletal conditions, including osteoarthritis or OA, post-surgical pain and low back pain.

Flexion's lead product, ZILRETTA, is a non-opioid injection that will allow Pacira to offer another treatment to manage osteoarthritis pain of the knee at an earlier stage of the patient journey along the neural pain pathway and well in advance of the stage of surgical intervention.

ZILRETTA, along with Flexion's development pipeline, is synergistic with our product portfolio and will allow us to engage physicians and patients across the same call points while providing patients with an innovative therapy for opioid-free pain management that is administered in the physician's office setting.

Moving to Slide 5. Osteoarthritis has been and remains a key area of interest for Pacira as it allows us to engage patients at the beginning of their pain journey.

Osteoarthritis represents a significant and growing market opportunity as it afflicts more than 30 million people in the United States, a number expected to grow in the coming years driven by aging, obesity and increasing sports injuries. Also, osteoarthritis accounts for health care costs of more than $185 billion each year in the United States.

Moving now to Slide 6. As we have discussed before, we see significant opportunity in building a differentiated non-opioid portfolio to improve the patient journey along the neuro pain pathway, as illustrated on this slide. We are thoughtfully focusing our organization from business development to our clinical and commercial strategies to realize this opportunity.

The osteoarthritis patient journey -- patient pain journey is long and degenerative. It begins with chronic over-the-counter analgesics. And as the disease progresses, patients often shift to opioid use, which then becomes the gateway for abuse and addiction.

The risk of opioid dependence has only worsened during the COVID pandemic, given the significant delays in medical treatments as well as the health, social and economic disruptions facing our country. This pain management journey continues to the need for joint arthroplasty.

Our goal is to provide end-to-end non-opioid and regenerative health solutions across the continuum of care. As you can see, ZILRETTA perfectly aligns with that goal. By adding this highly complementary asset to our commercial offering, we can provide our customers with another tool in their pain management armamentaria to tackle osteoarthritis earlier in the patient journey.

After closing, clinicians will have the flexibility to individualize osteoarthritis treatment with either ZILRETTA or a drug-free nerve block with iovera° based on patient factors and preference, physician training, site of care, and reimbursement considerations. This is all synergistic with EXPAREL as it continues to standardize the foundation of low and no opioid enhanced recovery after surgery or ERAS protocols for total joint procedures.

Let me now turn to Slide 7 for a more specific discussion on the ZILRETTA commercial opportunity. In 2018, more than 15 million patients were treated with osteo -- for osteoarthritis pain in the United States.

For those, more than 5 million received an intra-articular injection, either traditional corticosteroid injections or hyaluronic acid injections. ZILRETTA combines the commonly administered immediate release corticosteroid, triamcinolone acetonide, often referred to as TA, with Flexion's innovative microsphere technology. This enables a slow and continuous release of medication into the knee.

Traditional corticosteroid injections are an effective treatment for managing pain in the OA with about 75% of the patients experiencing pain relief after treatment. However, the duration of this effect only lasts about 4 to 6 weeks.

With a single injection of ZILRETTA, patients can experience pain relief for approximately 3 months, with some patients in the ZILRETTA pivotal trial reporting pain relief out to 16 weeks. To date, the market has largely positioned ZILRETTA therapy when other intra-articular injection options have been exhausted.

Based on our market research, positioning ZILRETTA as an earlier-stage therapy before significant disease progression is better suited for successful pain management. ZILRETTA currently has a CMS approved J code, and this treatment sequencing would further enhance reimbursement dynamics.

The long-lasting benefits of ZILRETTA make it an ideal treatment to follow additional steroids or hyaluronic injections since steroid injections can only be given so often to avoid the risk of soft tissue damage. We also see strong potential for establishing a repeat dosing regimen for non-opioid pain management over the longer-term horizon.

As for safety, ZILRETTA provides significantly lower peak plasma concentrations versus traditional steroid injections. This enables a minimal increase in blood glucose levels and significantly less glycemic variability as demonstrated in a study of patients with type 2 diabetes.

Like EXPAREL and iovera°, the excellent safety profile of ZILRETTA will be a critical component of product messaging that we believe will allow us to capture a larger portion of the intra-articular injection market for osteoarthritis knee pain.

With that, I'll turn the call over to Ron Ellis, our Senior Vice President, Corporate Strategy and Business Development, to discuss the attractive potential synergies of the deal, the accretion we expect to deliver and the significant potential we see for ZILRETTA that will be fueled by our complementary call points and commercial activities. Ron?

Ronald Ellis^ Thanks, Dave. We are very excited about this transaction, which we believe is an ideal match for Pacira. With the strength of EXPAREL and our growing customer base, we expect a pull-through to treating patients at earlier stages of their pain journey, and we'll have a complete armamentarium of offerings.

Here on Slide 8, we have summarized the transaction rationale. We expect to be able to leverage the opportunity of ZILRETTA with our powerhouse commercial infrastructure. ZILRETTA will give us another entry into the physician office side of care, where we already have a growing presence with iovera° to extend our physician interactions to a much earlier stage of the pain management pathway.

ZILRETTA will benefit greatly from our significant commercial expertise and established relationships across all stakeholders: patients, payers and physicians. In addition to ZILRETTA, this transaction will bring a robust development pipeline of expanded OA indications, such as shoulder pain and exciting earlier-stage assets, FX201 and FX301 in OA pain disease modification and acute postoperative pain.

These pipeline assets provide for a robust set of potential milestones and will further strengthen our R&D efforts and supplement our other external initiatives, such as the equity investments we have made in the last few years to support promising early stage platforms of GeneQuine, Coda and Spine BioPharma.

The Flexion acquisition will be immediately synergistic in terms of physician call points and R&D. The addition of the Flexion portfolio will add to the body of milestones ahead for EXPAREL and iovera°.

Financially, ZILRETTA will add an immediate revenue stream. We will now have 3 commercial products, each with a strong outlook for growth. Furthermore, we expect the transaction to be accretive to 2022 earnings and significantly accretive thereafter based upon expected revenue contribution and operational synergies. Following onetime charges and integration, we expect to capture double-digit operational synergies beginning in 2022 and increasing thereafter.

That gives us the perfect segue to turn the call over to our CFO, Charlie, for a more detailed review of the financial terms of the deal.

Charles Reinhart^ Thank you, Ron, and good morning, everyone. I'll begin on Slide 9, where we have provided a summary of the transaction details. Under the terms of the agreement, Pacira will commence a tender offer that will be funded from its existing cash resources. This upfront consideration is $8.50 per share in cash.

The agreement also provides for one nontradable contingent value right, or CVR, worth up to $8 in the aggregate per share.

Under the CVR, Flexion's shareholders and certain holders of Flexion stock options are entitled to a series of cash payments that are payable upon achievement of the following milestones: $1 per share if total calendar year ZILRETTA net sales achieved $250 million, $2 per share if total calendar year ZILRETTA net sales achieved $375 million, $3 per share in cash if total calendar year ZILRETTA net sales achieved $500 million, $1 per share in cash upon U.S. FDA approval of FX201 and $1 per share in cash upon U.S. FDA approval of FX301. The condition for payment of each of the CVRs must be achieved on or before December 31, 2030.

The transaction is expected to close in the fourth quarter of 2021 subject to customary closing conditions and has been unanimously approved by the Board of Directors of each company.

Moving now to Slide 10. In today's press release, we also provided our monthly sales update for September. EXPAREL net product sales came in at $121.9 million for the third quarter of 2021 versus $113.7 million in the prior year.

For the month of September 2021, EXPAREL net product sales were $39.7 million versus $39.5 million in the prior year. The number of EXPAREL selling days for the month of September was 21 for both 2021 and 2020.

As previously reported in last month's August sales update, the elective surgery market faced additional pandemic-related challenges in August and September due to regional surges in COVID-19 Delta variant cases, staffing shortages and surgical fatigue from care teams addressing significant procedure backlogs. These variables began to subside in the latter part of September, and we expect the fourth quarter to reflect improving market dynamics.

Turning to iovera°. We continue to see a growing level of interest in using this novel cold technology for opioid-free pain management. Net product sales were $4.2 million for the third quarter and $2.3 million for the month of September 2021. This compares to $2.7 million and $1.1 million in the prior year, respectively. With that financial overview, let me turn the call back to Dave for his closing remarks.

David Stack^ Thank you for that review, Charlie. I trust our review this morning has given you a sense of our excitement and enthusiasm for this acquisition, which we believe solidifies our leadership in non-opioid pain management while simultaneously providing a bridge into the chronic pain space.

This is an important transaction and will allow us to offer a truly differentiated portfolio of end-to-end non-opioid solutions across the neuro pain pathway.

With ZILRETTA, we had 3 complementary commercial assets, each of which is on a strong growth trajectory. Through September, net sales are up 27% for EXPAREL and 76% for iovera° versus the prior year. With matching sales call points and significant cost synergies, we believe this deal makes our earnings outlook even more compelling.

To put this value into context, based on our estimates, Pacira only needs to capture 30% of the operational synergies of the Flexion transaction to make this deal accretive in 2022.

And most importantly, this directly aligns with our mission to provide an opioid alternative to as many patients as possible and address medical needs along the neuro pain pathway. With that, I'll turn the call over to Shannon to begin our Q&A session. Shannon?

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from David Amsellem with Piper Sandler.

David Amsellem^ So a couple of quick ones. First, Dave, can you provide more color on the sales force synergies? And I apologize if I missed the -- in the prepared remarks, but talk about the -- how many of the Flexion reps you're going to be retaining and the extent to which there's overlapping call points between orthos and ASCs and just sort of the mechanics of that?

And then secondly, as you think about just more broad strategic aims, can you talk about your appetite for a greater presence in the chronic pain space beyond ZILRETTA? And ultimately, is this an area where you're looking to gain some modicum of market leadership over time? Just talk about your overall strategic aims there.

David Stack^ Sure. Thank you, David. I'm sorry. So we have 2 dedicated sales forces in the marketplace today: the EXPAREL sales force, which is the larger of the 2 sales forces; and then our iovera° sales force.

And the iovera° sales force, David, does call on chronic pain physicians now for osteoarthritis. And remember, our indication for that asset is for peripheral pain.

And so we have started into the space of chronic pain. Very clearly, this ZILRETTA acquisition improves our position, and we intend to roughly double the size of the current iovera° sales force. Hopefully, we will do that with ZILRETTA folks. And that process, of course, has not started yet.

The second parts -- part of your question is around chronic pain. And absolutely, David, not only these 2 products, but a number of the things that Ron mentioned in his discussion relative to investments that we've made and our strategic M&A and licensing interest are in the area of chronic pain with thing like -- things like this degeneration and a number of gene therapy opportunities that we see coming forward in the future.

So we think we've done a pretty good job of staking out acute pain with a non-opioid opportunity in EXPAREL. We see a major growth opportunity going forward with peripheral pain and all of the neuropathic pain opportunities. So yes, we do think that chronic pain is a major positioning in our future ambitions.

Operator^ Our next question comes from David Steinberg with Jefferies.

David Steinberg^ Okay. A couple of questions. I know, Dave, you talked about August and September being COVID impacted and surgical fatigue, et cetera, et cetera, regarding EXPAREL. I was just curious on the Flexion product and looking at the estimates for the quarter, I think they were $33 million, but they just reported $22 million. Just curious, were there any other issues revolving around that product and why missed the consensus so much?

And then just related to the synergies you talked about, I think Ron mentioned double-digit synergies in year 1 and then significantly thereafter. Could you give us a little more color on -- could you quantify those synergies a little bit more for year 1, year 2 and year 3? And where are they largely coming from?

David Stack^ Yes. Sure, David. The ZILRETTA numbers, I mean, in our model, reflected more of the number that you just reported on the $22 million. So that is really where we've been going.

I mean, what's happened in the marketplace is the procedures are way down. And so I would say that just from a high-level strategic discussion point, exactly what we reported on is what we're seeing in the marketplace and reporting on our customers -- from our customers, it's that patients are leery given COVID in many states, just scared, frankly, to come into a health care environment. And we started to see that resolve itself now quite significantly.

I would tell you, David, that in many cases, even a bigger problem than COVID, frankly, has been labor and folks that are -- we've had physicians report that they don't have anybody -- any office staff that's doing billing, for example.

And they're doing their own reimbursement scheduling and reimbursement paperwork and things like that. The folks in the ASCs are telling us that they can't get a nursing staff to work on a Saturday or to work a 14-hour or a 15-hour day. So you see the impact of labor diminishing the number of procedures that were being done.

And we think that's just as relevant for ZILRETTA as it was for EXPAREL. So we'll just have to wait and see how that plays out. But we do see it modifying itself, David, in the first few weeks of October here, thank God. Last week actually was not back to where we hoped it would be, but it's a lot better than the last 2 weeks of September or the first 2 weeks of September were. So things appear to be moderating.

So I think specific to ZILRETTA, David, the only thing that I can come up with is that there are issues or there aren't issues, that they have a rebate program and a discounting program that we expect that we will transition over.

And that does have some month-to-month variation as we move through the profile. I don't know. Ron is here and knows a lot more about this than I do if there's any additional color on that topic.

Ronald Ellis^ David, it's Ron. And thanks for the question this morning. Just in the press release, you may see, along with the pre-announcement of the third quarter beside for the COVID disruptions, also mentioned the transient nature of switching over to their new discount program as well as some manufacturing updates that they had another transient issue there. So the combination of the 3 leading to the third quarter results.

David Steinberg^ And just the quantification, if you can give us some more color on year 1, year 2, year 3?

David Stack^ Yes. We're -- what we expect most of this to be done, David, in year 1. We don't expect to have any kind of lagging impact of synergies as we get into year 2 and year 3. I mean, these 2 companies have similar call points. And so the infrastructure required to be able to support these 2 assets is almost identical. So you would expect that there would be very significant synergies really across the board.

As I mentioned already, we would hope to keep a number of them of the customer-facing folks and some expertise, of course, in the Flexion organization around gene therapy, where we've made a couple of investments.

And then, of course, the manufacturing and the quality of people that are making the product. But other than that, we see these 2 organizations really as being complementary to one another. So we think that the savings will be achieved by the end of Q2 and will be wholly embedded into our financials by January of '23.

David Steinberg^ Okay. I just have one quick follow-up. It's not related to today's acquisitions, but certainly, it's important to the company. And I think it's the first time that management can address this, which is a couple of days ago, you got your first ANDA filing to EXPAREL.

Just curious, were you surprised by it? Were you surprised by the company that filed it? And could you comment on the filing and the process and the probability of the generic anytime soon?

David Stack^ Sure. So we've been following this company for some time, David. So we were not surprised. We were surprised that they came with the Paragraph IV in the United States. But we've been following them with a lipid based bupivacaine product in China for some time.

And that's fundamental to the answer to the back half of your question as well because we think that's what they have. And so they do not have a generic EXPAREL or anything that looks like a generic EXPAREL.

And if we follow the FDA -- well, first of all, we now have 4 patents, 3 of them will be Orange Book-listed, and they would have to find a way around all of our patents in order to be able to exercise a Paragraph IV under any circumstances. If they were able to do that, and we don't think they can, they would have to then work against the FDA draft guidelines on what the PK needs to look like in order to have a generic EXPAREL.

And I'll remind everybody that, that requires that you have an exact duplicate all of the issues associated with the liposome technology and how the product is embedded in a multivesicular liposome.

We have no indication from any of their documents or any of their filings or any of their investments, frankly, in their pipeline that they have any technology that mimics or that mimics in any way a sterile cold chain, multivesicular liposome technology, which is absolutely fundamental in order to be able to make a generic EXPAREL.

So to answer your question definitively, no. We don't believe that there will ever be a generic. And we're specifically not interested or not worried about this company's Paragraph IV filing.

Operator^ Our next question comes from Christopher Neyor with JPMorgan.

Christopher Neyor^ Congrats on the transaction. So the first one, just you mentioned that you've been following ZILRETTA for some time, and you've been interested in the company. I'm interested in why the transaction now? And why you -- while still kind of early in the product launch, is there anything you're hearing in the product channel that gave you confidence in the outlook looking from here?

David Stack^ Well, the second half is pretty easy, Christopher. We talk to a lot of the same docs all the time. And so the first point of call is, do you use this product and does it work? And universally, what we got back is, yes, it works.

They have a J code, so we're reimbursed for using it. It's a product that allows us to do this treatment in the office setting, which is very attractive to this group of physicians. It does take us into chronic pain, where we still have a nascent presence with iovera° for osteoarthritis. And so the timing is perfect.

Why now is there are times where you're just not in control of all of those kinds of things. I mean, when it became obvious that the Flexion assets might be available, we were -- in our minds, we were the obvious home for this asset. And so the timing was that we bought it when it was available.

And we think that after all of the diligence we've done and everything that we've been through in securing this asset over the last couple of months, we're more and more sure that we were right in doing that. And we're thrilled that we -- that we've -- we have the opportunity to take ZILRETTA into our portfolio.

So the timing is not always at your best. And so we've been watching ZILRETTA. We like the asset. We thought it was complementary to everything we were doing. And there was an opportunity to make this acquisition, and we did.

Christopher Neyor^ Great. That's helpful. And then maybe talking about the financial rationale for the transaction beyond just kind of the approved indication for knee. I guess, how much value were you assigning to shoulder as a potential expansion opportunity?

Is there any significant value tied to that in the transaction? And then also maybe talk a bit about the pipeline and also how the gene therapy fits more broadly into kind of your ambitions in that space?

David Stack^ Sure. I'll start and turn it over to Ron. Okay. I mean, just to be -- what we've paid for this asset, we believe, is supported by the osteoarthritis of the knee indication. And so that was the primary mover.

We do believe that there's value for shoulder. And we have included shoulder in our longer-term analysis of that, but that was not fundamental in the cash upfront associated with the use -- with this product. Ron is a lot closer to the pipeline than I am. And so I'll turn it over to him to make some comments on the pipeline aspects of 201 and 301.

Ronald Ellis^ Christopher, it's Ron. Thanks for the question on the pipeline. In regards to FX201 and 301, you may recall that 201 comes from GeneQuine, a company in which we have made a private investment. They're the private gene therapy company in Germany. So we're aligned on that very much.

On 301, it's a nerve block agent for the lower extremity, an area where we also have interest. So pipeline is very consistent with what we've been doing. As a matter of fact, their lead pipeline agent came from a parent company with which we have an investment. So I would say that there's good alignment on the pipeline and how we think about it strategically.

Operator^ Our next question comes from Anita Dushyanth with Berenberg Capital.

Anita Dushyanth^ Congrats on the transaction. A couple of questions for me. Just wanted to understand how the patients profile work for the products iovera° and ZILRETTA. Will ZILRETTA be kind of more focused on patients that are -- have maybe diabetes in OA? And then I have a follow-up.

David Stack^ Yes. No, thanks for the question, Anita. We see it more as an opportunity to provide a tool that the physician will be able to use based on the patient characteristics, and diabetes clearly will be one of those. We think even more than that will be the physician preference and how they've been trained, what they're doing in their office.

The reimbursement profile of these assets and where that reimbursement is allowed to take place is a very important issue when selling these products into this space. And so as we see it, this is a massive market. There's a lot of physician interest in ZILRETTA as there is in iovera°.

And so we're not going to go position it for specific patient populations. We will be more likely to say, "Here's a product that's approved for osteoarthritis of the knee." We intend to do some shoulder work as per the previous question.

And then we have iovera°, which will provide several months of pain control for any osteo or any peripheral osteoarthritis. And so we think this will help on both fronts actually. We see the 2 products is helping each other. ZILRETTA in the office, iovera° more likely to be used in an ambulatory surgery center or a hospital outpatient department.

And so -- and reimbursement that covers those different venues will be critically important. And so our intention is not to position the products against one another but to make a broad set of tools available for the physicians to be able to treat it based on what the patient needs and what the reimbursement structure is and where they intend to do the procedures, et cetera.

Anita Dushyanth^ Okay. That was very helpful. And then just one more question about how much do you sort of expect to realize in pretax synergies in 2022 and also in combined sales in '22, assuming that procedures are sort of getting back to track for -- to prepandemic levels?

David Stack^ Yes. I don't think we're in a position, Anita, to talk about anything that looks like guidance or we've got a lot of work to do to get under the hood here and really understand fully what the rebate program looks like, what the discounting programs look like, what the distribution network looks like.

I mean, we've done enough diligence to make us comfortable that this transaction makes sense, but we're not at a point where we can actually talk about numbers yet in terms of how '23 or '22 is going to look like.

Operator^ Our next question comes from Greg Fraser with Truist Securities.

Gregory Fraser^ My first question is on how you're thinking about the duration for ZILRETTA. I know their patents expire in 2031, but there are also challenges to this formulation. Curious how you looked at duration in your deal model.

David Stack^ In our deal model, we don't believe -- we believe that we have patents out into the mid-'30s and some obvious opportunities for us to extend those to look more like EXPAREL, current EXPAREL does and moving into the late '30s.

And so in the deal model, the base case was the mid-'30s, and the IP guys think that there's an opportunity here to drive this further into the '30s. So somewhere from the mid- to late '30s would be our operating model. But we based this acquisition on the mid-'30s.

Gregory Fraser^ Got it. And then on ZILRETTA sales in Q3, is it possible to quantify the impact from the rebate program modifications and the short-dated inventory? And can you give us some more color on the manufacturing issues and whether those have been resolved or not?

David Stack^ Not -- I don't -- that's not really -- we don't -- no, I don't think it's appropriate for us to be giving that level of comment on the numbers of their company yet, Greg.

Gregory Fraser^ Okay. What about the manufacturing issue, just the nature of those and whether they've been fixed?

David Stack^ Same comment. I mean, I think what I can tell you is our manufacturing folks have had multiple meetings with their folks. This product is manufactured in the same facility outside of London and ours is.

So we know the folks involved and our manufacturing group is satisfied that they have -- they know how to make ZILRETTA. I think the other answers to those questions need to come from the Flexion folks.

Gregory Fraser^ Got it. Okay. And then my last question is just on how the product is used. Is it primarily used once onetime patients with OA pain of the knee? Is there some repeat dosing? And then do you also -- would you say there's room for improvement on insurance coverage and moving ZILRETTA ahead of IR steroids for more patients?

David Stack^ Yes, that's an interesting question. So there is a fair amount of repeat dosing. It is outside the package insert, but we understand that there is reimbursement for that use of the product. So we do expect that there's an opportunity to continue to work on reimbursement, and we've got a pretty aggressive group in working with CMS, as you know. So we intend to see if we can continue to move that out.

I mean, another opportunity here, Greg, would be to move it more into the ASC and as well as the physician's office as well. And so we have seen multiple opportunities from a reimbursement perspective to be able to widen the use of the product. Insurance coverage, I'm sorry, Greg. I'm blanking on the second part of your question.

Gregory Fraser^ Whether there's room for improvement on getting ZILRETTA covered for use ahead of [released] products?

David Stack^ Oh, yes, yes, yes. Yes. I think what you see in the marketplace, Greg, sorry about that, is that, that's happening already, right? This is a huge market. You already see the societies backing away from hyaluronic acid and corticosteroids, especially the short-acting corticosteroids with the high Cmax and some of the issues that they're worried about in terms of AEs.

But we've also looked extensively at the HA market, the hyaluronic acid market, and that market is losing reimbursement, losing support from the medical societies and stuff. And so we think that those patients would be much better served by a long-acting product like ZILRETTA.

So I think the marketplace is already searching for an alternative to things that are not working as well as they would like, and we hear that routinely from folks.

And when you look at the ZILRETTA numbers, they are growing inside this difficult environment as we've all experienced over the last year, you could see that ZILRETTA continues to grow. We think that portends well for the future and especially as the marketplace is searching for better ways to treat these patients in the earlier stages of osteoarthritis.

Operator^ Our next question comes from Serge Belanger with Needham & Company.

Serge Belanger^ A couple of questions for me. First one, Dave, can you just talk about the path and timelines associated with your label expansion plans to shoulder OA? And then secondly, I think in the past, the Flexion team has contemplated initiating a direct-to-consumer or direct-to-patient advertising campaign for ZILRETTA. Is that something that's in the cards for future marketing efforts around this product?

David Stack^ Yes. Well, we have a Phase II data set for shoulder. And so the question really then is, do we do a Phase III trial for a package insert indication with ZILRETTA? I would say, Serge, as we have this call, that is our intention. We've got to do all the strategic things that we do and look at all of the investments that we make across our portfolio.

So our intention, as we have this call today, yes, is to develop shoulder. We think that, that has a material impact on the ability to use the product. It's a place where we know a lot about, right?

With our brachial plexus nerve block indication, we have a lot of shoulder surgeries. This is a perfect example of where we can treat shoulder pain before the patient needs surgery, very much the way we would treat knee pain. And so yes, that would be our intention as we sit here today.

So yes, I'm blanking. We haven't had much sleep lately, guys. I'm sorry. Direct-to-consumer. We do some direct-to-consumer. We do it more with groups who are interested in opioid sparing, like moms against pain and a number of the different initiatives we have now around pediatrics, for example.

I think it would be totally appropriate for us to build ZILRETTA into the models that we've already had built for EXPAREL and for iovera°. I don't see us, at least at this point in the product's life cycle, having 2 people smoking cigars in a bathtub or anything. I mean, I don't see us doing any of that kind of stuff on Sunday night football.

I think our direct-to-consumer stuff will be more driven by the Internet and our ability to work with groups who are highly interested in opioid sparing.

So I think what we see now is that moms are very interested in how their family's health care is provided, especially now with the pediatric launch and mom's interest in making sure that the kids don't have opioids. I think this gives us an opportunity to extend that platform to earlier in the neural pain pathway that we referred to several times.

So it's not direct-to-consumer in the classic sense of the big products that are on TV all the time. So we do a fair amount of direct-to-consumer now around opioid sparing and all of the initiatives where we have gone -- going in D.C.

Serge Belanger^ Let me squeeze in one more. So as you look to the ZILRETTA growth path, does that involve the dislodging the hyaluronic acids or taking market share away from the immediate release steroid products?

David Stack^ I think both. What we hear, while, again, the J code is fundamentally important here that we have a reimbursement pathway. That is a major problem for hyaluronic acid. More and more folks and more and more societies have backed away from any reimbursement for hyaluronic acid.

And I think we can use that the comfort that the medical community has with corticosteroids, but replace some of the issues that are well-known with the short-acting products with a longer-acting product, lower Cmaxes, less AE profile. We referenced the glycemic issues in the script. So I think in both cases, we're looking at replacing those assets for sure.

The marketplace is growing, which is a positive for us, right? This product is growing inside a growing market. And the hyaluronic acid market is still large, but retreating at a fairly significant clip. And so it's corticosteroids. Do you want a really short-acting product with a high Cmax? Or do you want a product that lasts for a longer period of time, fewer AEs, and you get reimbursed. In a very short nutshell, that's the story.

Operator^ Our next question comes from Reas Argyrides with Wedbush Securities.

Andreas Argyrides^ Congrats on the deal. Could you just provide some more broad comments on the -- on how the deal impacts your outlook for the company past 2025 top line and margins, et cetera?

David Stack^ Well, we've said that we expect EXPAREL to be a $1 billion product in that '25, '26 time frame, and that we expect margins, gross net margins to be over 50%. This certainly doesn't do anything to change that model.

If anything, you could look at it as an insurance policy against all of those numbers. The synergies that we see here are real. This isn't anything where we've got to get into something we don't know anything about. And we know these customers very well.

So I think by using the experience that is in the Flexion organization and bringing on a number of their customer-facing folks as well as some of the folks in that clinical research organization that may have skill sets that don't exist in Pacira today, I think that this product and you'll see the impact on the EBITDA line next year, Andreas.

So this is not anything where we're waiting until '25 and beyond. I think what happens here is we're even a more significant cash generator now than we were a week ago.

And by '25, I think that you'll see additional pipeline products, the Flexion products as well as others that will give us a broader opportunity to provide this toolkit that we're talking about to physicians to treat all kinds of neuropathic pain and peripheral pain and intrathecal pain, et cetera. So we think we're building around a very strong platform that already exists, and this just makes us stronger.

Andreas Argyrides^ Congrats on the deal.

David Stack^ Thanks, Andreas.

Operator^ Our next question from Oren Livnat with H.C. Wainwright.

Oren Livnat^ I'm not sure you'll be able to answer, but I'm going to try anyways. A couple of us have been beating around the bush or trying to figure out sort of, I guess, how big a product you see Flexion as, I guess, near term, right, because there is a sort of 3Q guidance embedded in this announcement for Flexion, which is obviously not where consensus was. But as someone who doesn't follow Flexion closely, can you just help us understand sort of where you see that on a normalized run rate now?

And when you talk about synergy and EBITDA accretion in 2022, obviously, that's somewhat dependent on how big a product flex -- ZILRETTA is, sorry. And The Street is somewhere far above the run rate implied in the 3Q numbers.

So can you just give us any help as to what you think a normalized sales run rate is manufacturing and rebate issues aside in 3Q?

David Stack^ No. I just don't know, Oren. I think that those questions have to be directed at Flexion. I mean, it's just not appropriate yet. I mean, we announced a deal, but it isn't completed yet. So I don't know how I can make comments on somebody else's product still today.

So I just -- obviously, we've got some thoughts on the topic, but I don't think it's appropriate that we should be sharing any of those thoughts in this call this morning at least. We look forward to giving you all that information going forward.

Oren Livnat^ Right. I guess the flip side of that equation is on the expense side, right? So we can, I guess, pick our sales run rate for ZILRETTA for next year. But is there any way you can quantify? You know what their OpEx is. I think you've done -- yes, you've done some due diligence on how much savings there is there. So can you give us any sort of ballpark range in a dollar amount as to where you think you can exit 2022 synergy wise?

David Stack^ So you've got the numbers, right, for their OpEx. I mean, what we said in the prepared script is that in order to make this transaction accretive in '22, we would have to enjoy 30% savings. I think those numbers would allow you to pretty quickly figure out what the numbers are. And I think that's really what we're prepared to say today.

But there are a lot of synergies here, Oren. What we tried to show you was what the minimum would be in order to make this an accretive deal in 2022. And that number is 30%, which I think you would agree is pretty low, given the opportunity that we have here.

Oren Livnat^ Okay. And then just talk about what you guys sort of bring to the table. Besides, obviously, on the commercial side, you've thought a lot about manufacturing and IP, of course, the development of EXPAREL. Can you just -- you mentioned 2030s for your base case assumption for ZILRETTA exclusivity.

For those of us not super familiar with the ZILRETTA formulation and the IP situation, can you just give us a broad understanding of, I guess, how comfortable you are with aside from IP, just the ability to knock off that product from a generic bioequivalence standard, how difficult that is, I guess how comfortable you are in general with the duration of that asset even IP aside?

David Stack^ Yes. Well, the base case is over a decade. And so, again, go back to the economics of the deal and the immediate opportunity for a revenue stream and EBITDA in 2022, this deal is immediately accretive.

So what we buy then is a decade-plus of intellectual property. And we will continue to work on that with our folks who have a lot of experience in this space and our IP outside counsel that has a lot of experience in this space that have generated all the more recent EXPAREL formulation patents.

And so I think against the current IP, this deal is, as Ron said in his prepared remarks that it's accretive in '22, and it's really accretive after that. This deal would stand on its own merits with the current IP, and then we'll extend it from there if possible. So we don't need a patent extension in order to have this deal makes sense, I guess, is the best way to say it.

Operator^ Our next question comes from Gary Nachman with BMO Capital.

Gary Nachman^ Dave, on the sales synergies, if you double the size of the iovera° sales force, what is that number currently for you? I'm curious in ZILRETTA has been a pretty promotion-sensitive product, certainly prepandemic. So wondering how many sales reps will be on ZILRETTA going forward? And will you leverage the ortho -- your ortho sales reps at all with ZILRETTA? Do you think that could actually help as well?

David Stack^ Yes. It will be a blend. Our folks -- our major sales force will primarily own EXPAREL. And remember, Gary, where the site of care is here largely, right? So our big EXPAREL sales force spends most of their time in ASCs and in hospital outpatient settings now and some in the hospital settings. ZILRETTA is largely a office-based opportunity today at least, Gary.

And so we'll be working on our programs to move that into a more -- and a scenario where we see over 70% of the current EXPAREL procedures and iovera° procedures, moving ZILRETTA backwards at the same time, we're moving iovera° forwards or the other way around. And so currently, the iovera° sales team is slightly less than 40. And we see that doubling, and we've got various scenarios against product sales opportunities.

And so we think in our hands, Gary, that's more than enough, given the coverage that we've got with all of the sales forces. And remember, we've got a strategic initiative sales force. We've got a continuing education sales force. We've got a sales force of MSL. So we're talking about the folks who are day-to-day calling on physicians, more of an account management role in our organization.

And all 200 of our customer-facing folks will be available to ZILRETTA when it's appropriate. The people who will own the primary numbers will be the folks who sell iovera° for us today because they are in the same environment that we believe will be the most accepting of enhancing ZILRETTA going forward.

Gary Nachman^ Okay. And then just within business development, is there more of an effort now to diversify the portfolio better with commercial products? How much more firepower do you have to do that after this deal? Are you trying to leverage the infrastructure faster? Or are you very pleased with the pipeline? So -- and yes, I'm curious what else you guys are seeing out there, both on the commercial side and maybe with respect to the pipeline?

David Stack^ So I would tell you, Gary, very few commercial assets that are available. And so on the commercial side of the aisle, it's one of the reasons that this transaction was really important to us.

There is a lot of work going on the BD side of the aisle. I think Ron is more appropriate to talk about with that. But I think we've got all the firepower we need, right? I mean, we've got -- we're very -- we expect to be highly cash-generating. And so we've got sources of capital that would cover anything that we wanted to do.

I think there's just a paucity of commercial assets that are -- that have growth potential that are out there, but we are very active in the pain pipeline looking at pain and in regenerative medicine. And I'll ask Ron to give any comments that he might have relative to your question.

Ronald Ellis^ Gary, thanks for the question. As Dave mentioned, there's a paucity of commercial stage assets that we view as good fits for our organization and thought that Flexion and ZILRETTA were a very good fit and will continue to be.

And then pipeline, in terms of -- we mentioned 3 of the investments which we made in private companies and would expect probably similar type of deals on a go-forward basis.

Gary Nachman^ Okay. And if you do end up finding some other commercial assets, will you be able to drop those in, do you think? Will you have capacity to do that the way you're thinking about structuring the combined sales force?

David Stack^ Oh, yes. I think so, Gary. Remember that I was the CEO of Innovex, when we built all those sales forces and integrated all those different companies. And the person who runs commercial operations now for us was the person who actually did all the work in those days, Daryl Gaugler.

So we've got a lot of experience here on how you build sales teams and how you integrate different messages across different sales teams, et cetera.

I mean just to give you a sense, Daryl has built over 400 sales teams. I mean, that's several lifetimes for any of the rest of us. So no, we're good at this kind of thing. And we've got all the tools we need to determine where the ROI is.

We clearly understand the market dynamics of the United States and how many territories are profitable with a 1- and a 2-product sales force by audience that we can do all of that stuff. If we could find more ZILRETTAs, we certainly would.

Operator^ Our next question comes from David Amsellem with Piper Sandler.

David Amsellem^ I just had a follow-up. I know you've had some questions related to manufacturing. I just sort of wanted to ask the manufacturing question a little differently. In your diligence, did you uncover any ways in which manufacturing of ZILRETTA can be made more efficient? Maybe the way to ask it, is there the potential to expand the margin, the gross margin profile on the assets based on what you know about this asset to date?

David Stack^ Yes. Thanks, David. I mean, there's -- obviously, there's a dozen different ways to come at that, right? I mean, it's the acquisition of materials. It's the number of batches that fail. It's the size of the batches. It's all of those things that we go through every day with EXPAREL.

So it is very interesting that this is made in the suite right next to our suite in Swindon, where we've just opened up the 200-liter facility for EXPAREL. So I think the potential is there, David, for our manufacturing folks to take a new look at this and to understand exactly what they're doing and how they're doing it.

We clearly have the opportunity to work with the vendors that supply raw materials here and to understand all the different ways that you can make a product, a [sterile] product like this. I mean, it's different in terms of swapping out a multivesicular liposome for a polymer-based product. But in the end, the basic principles of manufacturing here are the same.

I can't swear that we know that we can improve this. But I think that our folks that work in Swindon are pretty comfortable that we can make EXPAREL, and we can do it efficiently.

Operator^ This concludes the question-and-answer session. I'd now like to turn the call back over to Dave Stack, Chairman and CEO, for closing remarks.

David Stack^ Thanks, Shannon. I'd like to thank you all for participating and listening to today's conference call. We look forward to keeping you updated on our progress.

Next up for us is our Analyst Day that we are hosting this Friday at the Pacira Innovation and Training Center at Tampa, The PITT. More details on this event can be found in the Investors section at the Pacira website. Thanks again for your questions and time today. We look forward to seeing you soon. Have a great day.

Operator^ This concludes today's conference call. Thank you for participating. You may now disconnect.

Exhibit 99.4

Please take a moment to read the following communication, being sent on behalf of Dave Stack

Dear [XXX],

It is my pleasure to share with you that Pacira has announced a definitive agreement to acquire Flexion Therapeutics, a commercial-stage biopharmaceutical company focused on the development of novel, local non-opioid therapies for the treatment of patients with musculoskeletal conditions, including osteoarthritis (OA), postsurgical pain and low back pain. Click here to read the full press release issued just a few minutes ago.

With this transaction Pacira will acquire ZILRETTA®, the first and only extended-release, intra-articular therapy for patients suffering from knee OA pain.

ZILRETTA combines triamcinolone acetonide—a commonly administered, immediate-release corticosteroid—with an innovative microsphere technology that enables the slow and continuous release of medication into the knee to provide relief from OA pain for approximately three months.

We believe ZILRETTA is a highly complementary asset to our current portfolio and allows us the opportunity to provide customers with another tool in their pain management armamentarium to tackle OA earlier in the patient journey.

Clinicians will now have the flexibility to individualize OA treatment with either ZILRETTA or iovera based on patient factors and preference, physician training, site of care, and reimbursement considerations—with EXPAREL reserved as the foundation of low- and no-opioid surgery in order to provide a curative solution to knee OA.

With this acquisition, we would not only be expanding the range of Pacira offerings for our clinicians, but also the positive impact we can make on patient care in an increasingly broad way. We believe we are well-positioned to see continued success in fulfilling the Pacira mission to provide an opioid alternative to as many patients as possible.

I want to thank you for your continued commitment to this important cause.

Best regards,

Dave

David M. Stack

CEO, Chairman

Pacira BioSciences, Inc.

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Forward-Looking Statements

Any statements in this communication about Pacira’s or Flexion’s future expectations, plans, trends, outlook, projections and prospects, and other statements containing the words “believes,” “anticipates,” “plans,” “estimates,” “expects,” “intends,” “may,” “will,” “would,” “could,” “can” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion and the timing and benefits thereof, Pacira’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks relating to, among others: risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the Milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the possibility that if Pacira does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Pacira’s shares could decline; the impact of the worldwide COVID-19 (Coronavirus) pandemic and related global economic conditions on Pacira’s and/or Flexion’s business and results of operations; the success of Pacira’s sales and manufacturing efforts in support of the commercialization of EXPAREL and iovera°; the rate and degree of market acceptance of EXPAREL and iovera°; the size and growth of the potential markets for EXPAREL and iovera° and Pacira’s ability to serve those markets; Pacira’s plans to expand the use of EXPAREL and iovera° to additional indications and opportunities, and the timing and success of any related clinical trials for EXPAREL and iovera°; the ability to successfully integrate any future acquisitions into Pacira’s existing business, including Flexion; and the recoverability of Pacira’s deferred tax assets and other factors discussed in the “Risk Factors” of each of Pacira’s and Flexion’s most recent Annual Report on Form 10-K and in other filings that Pacira and Flexion periodically make with the Securities and Exchange Commission (the “SEC”). In addition, the forward-looking statements included in this communication represent Pacira’s and/or Flexion’s views, as applicable, as of the date of this communication. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements, and as such each of Pacira and Flexion anticipates that subsequent events and developments will cause its respective views to change. However, while Pacira or Flexion may elect to update these forward-looking statements at some point in the future, each of Pacira or Flexion specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing either Pacira’s or Flexion’s views as of any date subsequent to the date of this communication.

Additional Information about the Transaction and Where to Find It

The tender offer (the “Offer”) described in this communication has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Pacira and its acquisition subsidiary, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Flexion. The Offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.

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